Form 10-K, Exhibit 13
period 1994-12-31
ST JOSEPH LIGHT & POWER CO
filed 1995-03-21
CIK 86251

18
SELECTED FINANCIAL DATA
(In Thousands Except Per Share Data and Percentages)

The following table sets forth financial data regarding St. Joseph Light & Power Company's financial position and operating results. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Financial Statements and Notes thereto, appearing elsewhere in this Annual Report.
           1994       1993        1992        1991      1990
Operating
revenues   $90,782    $88,539     $82,555     $89,580   $84,178
Net income $11,066    $7,922      $8,958      $9,790    $10,215
Total
assets     $199,699   $191,690    $178,743    $170,893  $165,223
Long-term debt
(excluding current
maturities)
           $53,100    $53,100     $51,215     $53,038   $41,261
Common stock data:
Average shares outstanding
           3,942,146  4,008,192 4,018,978  4,018,997  4,125,637
Earnings per average
common
share      $2.81      $1.98       $2.23       $2.44     $2.48
Dividends per common
share      $1.80      $1.76       $1.72       $1.66     $1.60
Market price per
common
share at
year-end   $28.50     $29.00      $34.25      $33.88    $28.25
Book value per
common share at
year-end   $19.86     $19.07      $18.84      $18.37    $17.62
Return on average
common
equity     14.4%      10.4%       12.0%       13.5%     14.2%
Liquidity and capital resources data:
Construction
Expenditures, excluding
AFUDC      $12,224    $12,483     $9,301      $11,581   $12,144
Percent of expenditures financed
internally from
operations 77%        86%         100%        76%       100%
AFUDC as a percent of
earnings   2%         3%          3%          2%        3%
available for common stock
Capitalization ratios
Common
equity     59%        59%         59%         57%       61%
Long-term
debt       41%        41%         41%         43%       39%


Common Stock Market Prices
                      High        Low

1993 First Quarter    $37.00      $31.00
     Second Quarter   37.75       35.125
     Third Quarter    37.875      34.875
     Fourth Quarter   36.75       28.75

1994 First Quarter    $30.25      $28.00
     Second Quarter   30.125      26.50
     Third Quarter    29.00       25.00
     Fourth Quarter   29.00       25.75

Dividends Paid on Common Stock

1993  First Quarter   $.44
      Second Quarter  .44
      Third Quarter   .44
      Fourth Quarter  .44
                      $1.76
1994 First Quarter    $.45
     Second Quarter   .45
     Third Quarter    .45
     Fourth Quarter   .45
                      $1.80

 19
Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL
St. Joseph Light & Power Company (the Company or Light & Power) is a public utility engaged primarily in the generation and distribution of electric energy. It also sells natural gas in 15 communities in the northern part of its service area and industrial steam to eight customers in St. Joseph.
As illustrated by the Segments of Business, Note 8 in Notes to Financial Statements, the electric segment represents 98% of pre-tax operating income, 97% of utility plant expenditures and 91% of identifiable assets. Since the electric segment is the major portion of the Company's business, the following discussion focuses primarily on it.
The Company is in the second year of three-year agreements with its physical and clerical bargaining units.
The agreements, effective August 1, 1993, cover nearly
two thirds of the Company's 358 employees.
In December 1994, a severe ice storm disrupted service to about 25% of the Company's customers. Costs incurred to resume service and repair damages resulting from the ice storm were about $1.4 million. These unusual costs were recorded by the Company as a regulatory asset and are deferred based upon the accounting authority order received in January 1995 from the Missouri Public Service Commission (PSC). Such order authorized the Company to amortize these costs over a five-year period beginning March 1995.
The Company intends to seek recovery of the amortization of this deferral in its next general rate proceeding. In management's opinion, it is probable that the PSC will allow this recovery (See Note 7 in Notes to Financial Statements).
In 1993, the Company was adversely affected by flooding along the Missouri River and its tributaries. As a result, the Company lost the services of the Iatan generating plant and discontinued service, for safety reasons, to more than 1,000 customers, mostly residential. When Iatan returned to service after ten days, its production was limited due to coal-delivery problems. The Company's Lake Road plant continued to operate during this period.
The incremental cost of purchased power and other expenses associated with the flood significantly exceeded the Company's normal cost of service. These costs of about $1.1 million were deferred in accordance with a PSC order and are being amortized over five years (See Note 7 in Notes to Financial Statements). These costs are currently being recovered in rates charged to customers.
RESULTS OF OPERATIONS
Electric Revenues   1994 electric operating revenues were $79.0
million, an increase of 4.3% from 1993 and 11.4% from 1992. The growth in 1994 revenues reflects a 3.1% price increase in mid-June. In addition, sales for resale were higher in 1994 than in both the 1993 and 1992 periods.
Megawatt-hour (mwh) retail sales totaled 1,425,174 in 1994, a decrease from the 1,428,433 mwh reported in 1993 and an increase from the 1,343,297 mwh in 1992. While more moderate temperatures led to lower sales to the residential class, strong sales to commercial customers largely offset the decrease. Sales to the commercial class increased 4.0%. Sales to industrial customers were 3.7% lower, reflecting the closing of two large industrial customers in 1993. The first, in August, was flood-related; the other, citing economic reasons, closed in December. Prior to 1993, sales to this customer class had shown steady increases. Interchange sales for resale and related purchased power expense increased due to the expanded transactions with regional utilities in 1994.
Industrial Steam Revenues   Industrial steam sales in 1994
decreased 17.9%, while revenues decreased 16.7% from 1993 s levels. The 1994 decrease in sales was primarily the result of a large pork processing operation that discontinued operations in St. Joseph at the end of 1993.
The decrease in revenues, reflecting the loss of this customer, was partially offset by two months of an $800,000 annual price increase which became effective November 2, 1994.
Industrial steam sales increased 2.6% and revenues increased 2.7% from 1992 to 1993. The increases primarily were due to expansion and increased production by the Company's largest industrial steam user.
Natural Gas Revenues   In the natural gas segment, retail sales
revenues in 1994 increased 5.3%, compared to 1993. Revenues reflect a full-year of an annual rate increase of $275,000 approved in April 1993. Retail sales were 9.1% lower, primarily the result of warmer winter temperatures. Retail sales revenues were 23.2% higher in 1993 than in 1992, resulting from a combination of higher sales, the rate increase, and higher prices for purchased gas. The latter is reflected in the Purchased Gas Adjustment and is passed

 20
on to customers.
Fuel and Purchased Power Costs   Total costs (generation and
purchased power for system energy and for resale) were $28.1 million for 1994, $1.1 million more than the 1993 expense. This increase was the result of higher sales for resale transactions expense which was partially offset by lower fuel costs. Fuel and purchased power costs were $27.0 million in 1993, $4.1 million more than the 1992 expense.
The increase from 1992 to 1993 resulted from higher system requirements, increased cost of fuel and purchased power and the limited availability of the Iatan plant (the Company's most efficient unit).
Unit fuel costs were lower in 1994 at 120.4 cents per million British thermal units (Btu), down from 127.4 cents per million Btu in 1993 and up from the
115.7 cents per million Btu in 1992. The 1994 decrease resulted from lower prices for coal and gas and the increased use of the more-efficient Iatan unit.
Of the total fuel burned in 1994, most was coal, similar to the pattern of recent years. The cost of coal burned decreased from the 119.1 cents per Btu in 1993 to 113.9 cents per million Btu in 1994. The higher cost in 1993 was due to increased use of the Lake Road facility during the flood and the Iatan plant maintenance outage. The cost in 1992 was 110.1 cents per million Btu.
A Wyoming mine supplies low-sulfur coal for the Iatan unit under a 20-year contract, now in its 11th year. The Company, together with its Iatan partners, signed a 10-year freight contract with the Burlington Northern Railroad Company in July 1986. The Iatan delivered unit price was $15.17 per ton in 1994, $16.33 in 1993 and $16.12 in 1992, The unit price was lower in 1994 due to favorable spot market purchases and reduced freight expense.
The Iatan unit provided 61.1% of the Company's overall energy needs in 1994, an increase from the 45.4% and 54.7% in 1993 and 1992, respectively. The low figure for 1993 reflects the reduced Iatan unit availability during the summer flood and extended fall outage in 1993.
Light & Power met 24.4% of its energy needs through purchased power arrangements in 1994. This compares to 36.5% and 32.5% in 1993 and 1992, respectively.
The purchased power came from regional utilities. Purchased power fixed charges were $1.7 million for 1994, $1.5 million for 1993 and $1.3 million for 1992. The charges were for increased amounts of firm and peaking capacity for all three periods.
The Lake Road units supplied the remainder of the
energy needs.
Other Operations   Expenses of other operations for 1994
decreased $9.7 million in comparison to 1993.
The decrease was primarily due to a June 1994 PSC order which resulted in a one-time adjustment which reduced pension expense by about $5.9 million. This action eliminated a regulatory liability established by the June 1993 PSC order and resulted in 1994 pension expense being $10.4 million less than reported in the same period in 1993.
Expenses for other operations for 1993 increased $7.6 million over 1992, mainly due to pension expense. The 1993 increase in pension expense primarily resulted from a one-time charge of $4.5 million required by the June 1993 PSC order. That order resulted in a change to the Company's accounting policy related to pension expense recognition. Other factors were other post-employment benefits (OPEB) expenses which increased about $700,000 due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 106 - Employer's Accounting for Postretirement Benefits Other than Pensions (See Note 2 in Notes to Financial Statements in regard to regulatory treatment) and increased payroll expenses.
Maintenance   The $8.3 million of 1994 maintenance expense was
about the same as 1993 and 1992. The balanced expenses throughout all periods result from the Company's attempt to schedule maintenance outages to minimize both maintenance and generation replacement expenses.
Depreciation Expense   Depreciation expense increased each year
as a result of capital additions.
Income Tax Expense   Income tax expense totaled $5.2 million in
1994 and reflects an increase of $6.8 million from 1993. This increase primarily was the result of adjustments required by the 1994 and 1993 rate orders (See Note 7 in Notes to Financial Statements). Income tax expenses were a negative $1.6 million in 1993 and $4.4 million in 1992.
Other Income and Deductions   The amounts reflected in Other
net vary throughout the periods, primarily due to gains and losses on property and securities as well as to changes in levels of investable

 21
balances and lower interest rates.
Interest Charges   The 1994 long-term interest expense reflects
a decrease of about $97,000 from 1993. The 1993 long term interest expense figure was about $312,000 lower than for 1992. These decreases resulted from the retirement of long-term debt under the Company's sinking fund obligations and to a lowering of interest rates paid as a result of the refinancing of existing debt in November 1993. Proceeds under a Medium-Term Note arrangement were used to refund existing First Mortgage Bonds with higher interest rates.
FUTURE OUTLOOK
Capacity   Light & Power has taken steps to serve its customers'
growing load requirements.
The Company purchased 60 megawatts (mw) of capacity from a regional supplier in 1994. The Company also has contracts to purchase 35 mw in 1995, 40 mw in 1996 and 1997, and 25 mw in 1998 and 1999. This provides Light & Power with the ability to economically meet the growing demand in the service territory. Additional peaking purchases in these years are still under consideration. The Company is working with regional utilities in evaluating base-load capacity options. Participation in a proposed Iatan 2, a new coal-fired unit at the Iatan 1 site, is currently being negotiated. This will allow for additional base-load generating capacity in the early 2000s.
Rate Matters   The Company currently applies SFAS No. 71
Accounting for the Effects of Certain Types of Regulation and, accordingly, has recorded regulatory assets related to its utility property when appropriate. Management believes the Company will continue to have its rates approved and regulated by the PSC for the foreseeable future.
These rates are designed to enable the Company to recover its service costs and also allow an opportunity for the Company to earn a return on its investment. Changes within the industry and a movement toward deregulation of some or all aspects of the Company's business may require the Company to discontinue the application of SFAS No. 71 at a future date. The Company periodically reviews the criteria specified in SFAS No. 71 and believes this standard will continue to be applicable for the next several years.
Impact of Inflation   Under the rate-making practices followed
by the PSC, only historical costs are recoverable in revenues. Assuming adequate and timely rate relief, the Company will recover the increases in costs of service caused by inflation.
Customer Losses   Early in 1995, a manufacturer of chemicals and
adhesives, which is both an electric and steam customer, began phasing out its St. Joseph operation. In 1993, the Company lost two other industrial customers. One, a manufacturer of medical supplies, sustained substantial flood damage and decided not to re-open. In an action unrelated to the flood, a large electric and industrial steam customer, a pork processing plant, discontinued its operations in December.

Liquidity and Capital Resources   The Company has a total
authorized level of 25 million shares of common stock, four million shares of cumulative preferred stock and two million shares of preference stock.
At year end, the Company had $3.7 million in cash and investments, in addition to $10.1 million in unused lines of credit.
Common equity was 59% for all three periods. At its November 1990 meeting, the board of directors approved an extension of the Company's open-market repurchase program first approved in 1988. The extension allows for the purchase of up to an additional 400,000 shares of its common stock.
Of the additional authorization, 140,000 shares have been repurchased as of December 31, 1994. There was no preferred or preference stock outstanding in the last three years.
In 1993, the PSC approved the Company's application to issue up to $45 million principal amount of new debt.
Late that year, the Company issued $25 million of new debt under a Medium-Term Note arrangement at interest rates

 22
ranging from 5.77% to 7.33% and in maturities ranging from 1998 through 2023. The proceeds were used to refund existing First Mortgage Bonds with interest rates ranging from 7% to 9 1/8% and for other general corporate purposes.
The Company projects capital expenditures (net of Allowance for Funds Used During Construction (AFUDC)) at about $26.8 million for 1995. Construction expenditures (net of AFUDC) were $12.2 million in 1994, $12.5 million in 1993 and $9.3 million in 1992. Construction expenditures (net of AFUDC) for the five-year period ending 1999 are projected to be approximately $128 million. The Company expects to finance these expenditures through internally generated funds and the issuance of additional long-term debt, preferred equity and common equity. Financial coverages are at levels in excess of those required for issuance of debt and preferred stock. In December 1994, Standard & Poors lowered the Company's debt ratings from
A to A minus for secured debt and from A minus to BBB+ for unsecured debt. While still investment grade, the cut was attributed to a heavy future construction program for capacity additions and compliance with environmental regulations, an increasing reliance on purchased power and strict Missouri regulatory oversight. Light & Power, however, is not alone in this situation as increasing interest rates and uncertainties created by a more competitive environment have negatively impacted the outlook for the electric utility industry as a whole.
Management believes the nature of these challenges has been overstated. Challenges and change create opportunities and management believes the Company's strong balance sheet and competitive rates make it well positioned for the future. The equity ratio of 59% positions the Company well and allows for supplemental borrowings as future needs dictate.
Cash generated from operations is strong. Over the last three years, operating cash flows have approximated $16.1 million, $18.4 million and $18.9 million, respectively. The Company's earnings to fixed charge coverage ratio is 4.59 before income taxes at December 31, 1994.
Impact of Accounting Standards Changes   Two accounting
standards were adopted by the company in 1993   SFAS No. 109
Accounting for Income Taxes,
and SFAS No. 106   Employer's Accounting for Postretirement
Benefits Other Than Pensions (OPEB).
For a complete discussion of the effect of the changes,
refer to footnote (a) in the Statements of Taxes and Note 2 in Notes to Financial Statements, respectively. There were no accounting changes in 1994 that had a material impact on the financial statements.
Environmental Issues   The Company is subject to various
environmental regulations, including those related to air and water quality, polychlorinated biphenyl (PCB), ash removal, underground storage tanks and asbestos. Routine testing and maintenance programs have been put in place to comply with these regulations.
The Clean Air Act Amendments (CAAA) of 1990 have established standards for electric utilities to reduce certain emissions from coal-fired generating stations. Final compliance with this legislation becomes effective in 2000. Missouri's air quality law is in compliance with and does not contain requirements that are more stringent than the new federal legislation.
The Iatan plant, which provides most of the Company's energy, will not be significantly impacted by this legislation. However, substantial investments will be required at the Lake Road plant to meet the CAAA Phase II emission regulations, effective in 2000. It is anticipated the principal

 23
costs will be associated with two of the boilers at this plant, currently burning regional coal with a medium sulfur content. The estimated total capital cost, including rail transportation modifications and nitrous oxide (NOx) controls to accommodate a fuel switch to a lower sulfur western coal, is approximately $22 million.
Management will seek to recover the costs incurred as a result of the CAAA legislation through higher rates as the capital investments are made.
Competition/Deregulation   The Company has had a very strong
advantage in its competition with rural electric cooperatives
(RECs) for new housing because the co-op's standard residential rates are significantly higher. In 1993, however, Missouri's cooperatives announced a policy to match the competing supplier's residential price on new housing for a guaranteed five-year period; the impact appears negligible.
State law prohibits competition with RECs for existing customers. To meet the competition for new large customers and to encourage business to locate in our service territory, the Company implemented an economic development incentive rate in 1993.
The Company's rates also fare very favorably with those of other investor-owned utilities in the state and region.
For example, Light & Power's residential rates are the second lowest in Missouri and its industrial rates are the lowest in the region.
Although natural gas has long been the dominant home- heating source in the area, the Company is making significant inroads in making electricity the preferred source for heating. For instance, 89% of total square footage of all new residential units built in the Company's service area in 1994 use electric heat, compared to the national average of 32%.
At present, there are no customer-owned co-generation projects on Light & Power's system. The Company's very favorable energy prices do not make co-generation projects attractive. The Company's price structure results primarily from the use of coal at Iatan and Lake Road and favorable prices from regional energy suppliers. The Company does not anticipate energy prices increasing in the near future to a level which would make co-generation projects attractive.
Transmission Access   The current and future efforts to
encourage wholesale competition ('opening up' the nation's transmission system) as a result of the National Energy Policy Act of 1992 are expected to increase the size of the market from which Light & Power buys and sells firm and non-firm interchange (wholesale) energy. This will tend to increase the options available to the Company for meeting its customers' electric needs as well as increasing options for expanding markets.
It also is the Company's belief that increased transmission access, being available to others besides Light & Power, will tend to increase the demand for the available wholesale energy supply, and possibly result in higher purchased-energy costs.
Light & Power currently has no full-requirement wholesale customers. As a result, wholesale competition, as being implemented today (no retail wheeling), is not expected to place the Company's retail customers at risk.
Even if retail wheeling were to be implemented, Light & Power believes that its current low prices (among the lowest in the region) and the excellent power supply options available to the Company to meet future requirements, will permit the Company to remain competitive in comparison to other regional suppliers.
It is the Company's belief that maintaining its position as a low-cost provider of electricity, through a balance of capacity additions and purchased power, will allow it to remain a competitive supplier of electric energy and retain its customer base.

- -24-
Statements of Income
Years ended December 31
                   1994     1993         1992
Operating revenues (Note 1):
Electric - Retail sales
and other      $75,309,000 $74,261,000 $70,493,000



Sales for
resale         3,661,000   1,429,000   412,000
Other          11,812,000  12,849,000  11,650,000

               $90,782,000 $88,539,000 $82,555,000



Operating expenses:
Production
fuel           $17,470,000 $16,388,000 $14,985,000
Purchased power - System
energy         7,448,000   9,569,000   7,683,000
Resale         3,210,000   1,062,000   280,000
Gas purchased for
resale         3,296,000   3,017,000   2,496,000
Other operations
(Note 2)       14,153,000  23,833,000  16,208,000
Maintenance    8,262,000   8,186,000   8,170,000
Depreciation
(Note 1)       9,834,000   9,514,000   9,134,000
Taxes (See Statements):
General        6,360,000   6,284,000   5,836,000
Income         5,211,000   (1,562,000) 4,358,000

               75,244,000  $76,291,000 $69,150,000

Operating
income         $15,538,000 $12,248,000 $13,405,000

Other income and deductions:
Allowance for equity funds used
during
construction   $117,000    $136,000    $183,000
Other - net    (129,000)   (5,000)     51,000

               $(12,000)   $131,000    $234,000
Income before interest
charges        $15,526,000 $12,379,000 $13,639,000

Interest charges, net:
Long-term
debt           $4,261,000  $4,358,000  $4,670,000
Interest on bank
notes          182,000     102,000     20,000
Allowance for borrowed funds used
during
construction   (90,000)    (72,000)    (88,000)
Other          107,000     69,000      79,000

               $4,460,000  $4,457,000  $4,681,000

Net income available for common
stock          $11,066,000 $7,922,000  $8,958,000

Weighted average common shares
outstanding    3,942,146   4,008,192   4,018,978
Earnings per average common
share          $2.81       $1.98       $2.23


The accompanying Notes to Financial Statements are an integral part of these statements.

 25-
Balance Sheets
December 31         1994               1993
 ASSETS
Utility plant, at original cost (Note 1):
Electric            $269,284,000       $262,816,000
Other               9,472,000          9,461,000

                    $278,756,000       $272,277,000
Less - Reserves for
depreciation        135,415,000        131,107,000

                    $143,341,000       $141,170,000
Construction work in
progress            4,951,000          4,167,000

                    $148,292,000       $145,337,000
Other investments   $2,346,000         $1,169,000

Current assets:
Cash and cash
equivalents         $407,000           $270,000
Temporary
investments         990,000            2,206,000
Accounts receivable, net of reserve
of $339,000 and $390,000
respectively        6,986,000          7,486,000
Unbilled revenue
(Note 1)            3,523,000          3,452,000
Fuel, at average
cost                3,832,000          2,830,000
Materials and supplies, at
average cost        5,324,000          5,011,000
Prepayments and
other               1,233,000          1,174,000

                    $22,295,000        $22,429,000

Deferred charges:
Debt expense (being amortized over
term of debt)       $1,393,000         $1,475,000
Lease payments
receivable          3,660,000          3,782,000
Prepaid pension
expense             7,691,000          6,109,000
Regulatory assets   13,395,000         10,705,000
Other               627,000            684,000

Total deferred      $26,766,000        $22,755,000

Total assets       $199,699,000       $191,690,000

 CAPITALIZATION AND LIABILITIES
Capitalization (See Statements):
Common stock        $33,816,000        $33,816,000
Retained earnings   60,708,000         56,745,000
Other paid-in
capital             380,000            362,000
Less - treasury
stock               (17,312,000)       (14,461,000)

                    $77,592,000        $76,462,000
Long-term debt      53,100,000         53,100,000

                    $130,692,000       $129,562,000

Current liabilities:
Outstanding checks in excess of cash
balances            $2,803,000         $3,061,000
Accounts payable    7,299,000          6,201,000
Notes payable       6,300,000          0
Accrued income and general
taxes               838,000            887,000
Accrued interest    1,526,000          1,211,000
Accrued vacation    1,170,000          1,034,000
Other               372,000            321,000

Total current
  liabilities     $20,308,000        $12,715,000

Non-current liabilities and deferred credits:
Capital lease
obligations         $2,527,000         $2,542,000
Deferred income
taxes               27,186,000         23,935,000
Investment tax
credit              5,323,000          5,745,000
Accrued claims and
benefits            1,596,000          1,512,000
Deferred revenues   2,609,000          2,729,000
Regulatory
liabilities         7,985,000          12,076,000
Other               1,473,000          874,000

                    $48,699,000        $49,413,000
Commitments and Contingencies (Notes 1 and 3)

Total capitalization
and liabilitites   $199,699,000       $191,690,000

 26-
Statements of Capitalization
December 31                1994        1993
Common Stock and retained earnings
Common stock - authorized 25,000,000 shares, without
par value; issued 4,626,374
shares (a)                 $33,816,000 $33,816,000
Retained earnings          60,708,000  56,745,000

Other paid-in capital (principally gain on
reacquired
preferred stock)           380,000     362,000

Less - treasury stock, at cost, 718,483 and
617,818 shares,
respectively             (17,312,000)  (14,461,000)

                           $77,592,000 $76,462,000

Long-term debt (d):
First Mortgage Bonds-
9.44% Series due
February 1, 2021           $22,500,000 $22,500,000
7-3/8% Pollution Control Revenue Bonds
Series due
February 1, 2013           5,600,000   5,600,000
                           $28,100,000 $28,100,000

Medium-term Notes
5.77% due
December 8, 1998           $5,000,000  $5,000,000
7.13% due
November 29, 2013          1,000,000   1,000,000
7.16% due
November 29, 2013          9,000,000   9,000,000
7.17%
due December 1, 2023       7,000,000   7,000,000
7.33% due
November 30, 2023          3,000,000   3,000,000
                           $25,000,000 $25,000,000

Total first mortgage bonds and medium-term notes
                           $53,100,000 $53,100,000
Total capitalization       $130,692,000            $129,562,000

Notes:
(a) Common Stock:
Effective January 1986, the employee stock purchase plan was suspended; the dividend reinvestment and employee stock ownership plans were converted to market-share plans wherein additional shares are being purchased on the open market. At December 31, 1994 and 1993, the Company had 327,948 shares of common stock reserved for these plans.
As of December 31, 1994, the Company had issued 4,626,374 common stock purchase rights (Rights). With the purchase of treasury stock, 102,300 of these rights were reacquired in 1994. There were no purchases of treasury stock in 1993. Under the Restricted Stock Plan, 1,635 and 3,639 Rights were reissued with shares in 1994 and 1993, respectively. The Rights were issued in November 1986 as a dividend to holders of the common stock at the rate of one Right for each share of common stock outstanding. Such Rights expire on December 4, 1996. Each Right entitles the holder thereof to buy one-third (1/3) of a share of common stock at an exercise price of $70.00.
The holders of these Rights do not have any voting rights. These rights are redeemable, at the option of the Company, at a price of $0.01 per Right prior to the twentieth business day after the public announcement that any person has acquired beneficial ownership of at least 20% of the common stock. The Rights are evidenced by the common stock certificates and are not exercisable, or transferable apart from the common stock, until ten days after a public announcement that a person acquires 20% or more of the Company or makes a tender offer for 30% or more of the Company's common stock. In the event the Company is acquired in a merger or other business transaction (including one in which the Company is the surviving corporation), it is provided that each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving Company which at the time of such transaction would have a market value of two times the exercise price of the Right.

The accompanying Notes to Financial Statements are an integral part of these statements.

 27-
(b) Cumulative Preferred Stock:
The authorized level of cumulative preferred stock is 4,000,000 shares without par value.
(c) Preference Stock:
The authorized level of preference stock is 2,000,000 shares without par value.
(d) Long-Term Debt:
All first mortgage bonds are secured equally and ratably by a direct first lien on substantially all fixed property and franchises now owned or hereafter acquired. During 1993, the Company arranged a $45 million unsecured Medium-Term Notes arrangement of which $25 million was used to retire five first mortgage bond issues. The combined aggregate amount of maturities and unfulfilled sinking fund requirements for the next five years is $5 million. This is for the retirement of the 5.77% Medium-Term Note which is due in 1998.

Statements of Retained Earnings
Years ended December 31  1994      1993         1992

Balance at beginning of
year            $56,745,000      $55,877,000    $53,834,000
Net income      11,066,000       7,922,000      8,958,000
                $67,811,000      $63,799,000    $62,792,000
Deduct:
Dividends
Common stock $1.80, $1.76 and $1.72
per share,
respectively    7,103,000        7,054,000      6,915,000
Balance at
end of year $60,708,000          $56,745,000    $55,877,000


The accompanying Notes to Financial Statements are an integral part of these statements.

- -28-
Statements of Cash Flows
Years ended
December 31          1994         1993       1992
Cash flows from operating activities:
Net income           $11,066,000  $7,922,000 $8,958,000
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation         9,834,000    9,514,000  9,134,000
Pension expense      (6,621,000)  3,980,000  (1,445,000)
Other postretirement
benefits             452,000      838,000    0
Deferred taxes and investment tax credit
                     2,418,000    (4,757,000)          645,000
Allowance for equity funds used during construction
                     (117,000)    (136,000)  (183,000)
Net changes in working capital items
not considered elsewhere:
Accounts receivable and unbilled
revenue              429,000      (768,000)  (376,000)
Fuel                 (1,002,000)  2,233,000  271,000
Accounts payable and outstanding
checks               840,000      2,403,000  1,649,000
Accrued income and general
taxes                (49,000)     (470,000)  33,000
Other, net           (288,000)    (1,291,000)          (14,000)
Net changes in regulatory assets and liabilities
                     157,000      (1,781,000)           0
Net changes in other assets and liabilities
                     (1,053,000)  678,000    202,000
Net cash provided by operating
activities           $16,066,000  $18,365,000        $18,874,000
Cash flows from investing activities:
Gross additions to
plant                $(12,431,000)   $(12,692,000)  $(9,477,000)
Allowance for borrowed funds used during construction
                     90,000       72,000     88,000
Investments          39,000       1,109,000  (491,000)
Other                27,000       64,000     96,000
Net cash provided by operating activities
                     $(12,275,000)  $(11,447,000)  $(9,784,000)
Cash flows from financing activities:
Increase in notes
payable              $6,300,000   $ 0        $ 0
Long-term debt
reacquired           0            (24,941,000)      (1,767,000)
Long-term debt
issued               0            25,000,000       0
Treasury stock (purchased)
issued               (2,851,000)  67,000     (455,000)
Dividends paid       (7,103,000)  (7,054,000)        (6,915,000)
Net cash used in financing
activities           $(3,654,000) $(6,928,000)      $(9,137,000)
Net increase (decrease) in cash and cash equivalents
                     $137,000     $(10,000)  $(47,000)
Cash and cash equivalents at beginning
of year              $270,000     $280,000   $327,000
Cash and cash equivalents at end
of year              $407,000     $270,000   $280,000
Supplemental disclosure of cash flow information
Cash paid during year:
Interest             $4,146,000   $5,100,000 $4,754,000
Income tax           $3,484,000   $3,794,000 $3,552,000
For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying Notes to the Financial Statements are an integral part of these statements.

- -29-
Statements of Taxes
Years ended
December 31          1994         1993       1992
Components of Income tax expense:
Taxes payable currently
Federal              $2,441,000   $2,982,000 $3,495,000
State                397,000      273,000    331,000
                     $2,838,000   $3,255,000 $3,826,000
Provisions for deferred taxes   (a) (f)
Depreciation and other plant-related differences (b)
                     $105,000     $(163,000) $453,000
Rate case adjustments
(c)                  0            (2,747,000)             0
Pensions (c)         2,787,000    (1,778,000)           523,000
Other                (53,000)     371,000            111,000
                     $2,839,000   $(4,317,000)        $1,087,000
Investment tax
credit               $(422,000)   $(440,000) $(441,000)
Total income tax
expense              $5,255,000   $(1,502,000)        $4,472,000
Less income tax applicable to nonutility operations (d)
                     (44,000)     (60,000)   (114,000)
Income tax expense charged to utility operations
                     $5,211,000   $(1,562,000)       $4,358,000
Reconciliation of income tax rates:
Statutory federal income
tax rate             34.0%        34.0%      34.0%
Timing differences flowed through as required
by regulators        (2.1)        (.6)       2.8
Amortization of investment
tax credit           (2.6)        (6.9)      (3.3)
Amortization of excess deferred
taxes                (1.0)        (4.0)      (1.4)
State income taxes, net of federal income tax benefit
                     3.1          0          2.4
Rate case
adjustment           0            (42.8)     0
Other                .8           (3.1)      (1.2)
Effective income tax rate as
reported (e)         32.2%        (23.4%)    33.3%
Components of general tax expense:
Real estate and personal
property             $2,630,000   $2,652,000 $2,689,000
City license tax     2,549,000    2,503,000  2,057,000
Social Security and
Medicare             1,050,000    1,006,000  969,000
Other                131,000      123,000    121,000
Total general tax
expense              $6,360,000   $6,284,000 $5,836,000
Notes:
(a) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, in the first quarter of 1993, which requires the use of the liability method in accounting for income taxes. Under the liability method, deferred income taxes are established for the tax consequences of temporary differences by applying the enacted tax rate to differences between the financial statement carrying amount and the tax basis of the Company's assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.
The adoption of SFAS 109 resulted in the establishment of additional deferred income taxes and regulatory balances. Initial application of the statement was reflected as a cumulative effect of a change in accounting principle and had no material impact on the Company's Results of Operations.
(b) The Company has elected, for tax purposes, various accelerated depreciation methods allowed by the Internal Revenue Code.
(c) The PSC issued a Report and Order dated June 25, 1993, that required the Company to change its recognition of the tax effects of certain temporary differences from a normalized to a flow-through basis. As a result, a one-time addition to earnings was recorded of approximately $2.7 million to adjust deferred income taxes and record a regulatory asset for amounts which will be recovered in rates in future periods. In future periods, income tax expense related to these items will be recorded pursuant to the accounting treatment specified in the Report and Order.
Deferred income taxes previously provided for basis differences in the Company's prepaid pension asset of approximately $1.8 million were reversed when a different method to recover pension costs was required by the 1993 rate order (see Note 2 in the Notes to the Financial Statements). Other minor adjustments to deferred tax balances were also required. The total tax effect of the 1993 Report and Order was to decrease deferred income taxes by about $4.6 million. The 1994 Report and Order required the Company to change its method of recognition of pension expense.
In response to the rate order, the Company recorded a one-time adjustment reducing pension expense by $5.9 million and eliminating a regulatory liability established as a result of the 1993 Report and Order. The tax effect was to increase deferred income taxes by $2.6 million.
(d) The tax effect of items applicable to nonutility operations is included in Other Income.
(e) The effective income tax rate is computed by dividing total income tax expense on these statements by the sum of tax expense and net income.
(f) The principal components of the Company's deferred income tax balances at December 31, 1994 and 1993, consist of the following:
                      1994           1993
Accelerated depreciation and
other plant-related
differences          $21,742,000     $22,051,000
Unamortized investment
tax credit            (3,441,000)    (3,705,000)
Regulatory assets     11,170,000     8,323,000
Regulatory
liabilities          (4,544,000)     (2,262,000)
Other, net            2,259,000      (472,000)
Total deferred tax
balances             $27,186,000     $23,935,000
- -30-
NOTES TO FINANCIAL STATEMENTS
1 STATEMENT OF ACCOUNTING POLICIES
Utility Plant   Utility plant is stated at original cost. These
costs include payroll-related costs such as taxes, pensions and other fringe benefits and an allowance for funds used during construction (AFUDC).
Depreciation   Provisions for depreciation have been computed on
a straight-line basis by applying rates approved by the Missouri Public Service Commission (PSC) to the classified account balances. The Company's annual composite rate was 3.6% for 1994, 3.8% for 1993 and 3.9% for 1992.
Improvement to units of property are capitalized. Property units retired are charged to accumulated depreciation together with any related removal costs, net of salvage. Maintenance costs and replacements of assets which do not constitute property units are expensed as incurred.
Jointly Owned Iatan Plant   The Company has an agreement with
Kansas City Power and Light Company and The Empire District Electric Company for joint ownership of a coal-burning generating plant at Iatan, Missouri. The amounts on the right represent the Company's 18% interest in the 670-megawatt unit. The Company's share of operating expenses for Iatan is included as operating expenses in the Statements of Income.
Revenue Recognition   Revenues relating to service rendered but
unbilled are recognized in the period the service is provided.
Commitments   Refer to Note 9 in the Notes to Financial
Statements regarding lease agreements.
The Company's capital budget for 1995 approximates $26.8 million. The Company has contracts to purchase generating capacity from regional suppliers of 35 megawatts in 1995, 40 megawatts in 1996 and 1997, and 25 megawatts for 1998 and 1999. Fixed charges for the generating capacity are: $1,136,000 in 1995, $1,259,000 in 1996, $1,508,000 in 1997, $1,179,000 in 1998
and $1,005,000 in 1999.
Reclassifications   Certain reclassifications have been made in
the financial statements to enhance comparability.
                     December 31
                     1994            1993
Utility plant        $62,180,000     $61,707,000
Reserve for
depreciation         $29,331,000     $27,517,000
2 BENEFIT PLANS
Pension Plans   The Company has two non-contributory defined-
benefit pension plans, one for bargaining and one for non-bargaining employees, covering all employees with one year or more of continuous service. Benefits for both plans are based on years of service and compensation, utilizing the final average pay plan benefit formula.The Company's funding policy is to comply with the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). Pension costs were ($6,872,000) for 1994, $3,980,000 for 1993 and ($1,445,000) for
1992 of which about ($843,000), $538,000, and ($169,000),
respectively, were (credited) charged to construction.
In the 1993 rate case, the PSC issued a Report and Order that required pension expenses be recognized on a funding basis for ratemaking purposes rather than the accrual recognition required under generally accepted accounting principles (GAAP). The Company recorded the difference in expense recognition on the balance sheet as a regulatory liability. For 1993, this resulted in an increase in operating expenses of approximately $1.3 million, pretax. In response to the PSC Order, the Company recorded a one-time adjustment increasing pension expense by approximately $4.5 million and established a regulatory liability for pension credits accrued in prior periods.
In the 1994 rate case, the PSC issued a Report and Order that eliminated the regulatory liability established by the 1993 Order. The Company is now required to recognize pension expense on an accrual basis. The Company eliminated the regulated liability recorded in 1993, which increased pre-tax income by about $5.9 million. This non-recurring credit contributed approximately $3.4 million to earnings after taxes or $.85 per share in 1994.
Net pension costs, including amounts capitalized, are:
                  1994           1993           1992
Service cost-benefits earned
during this
period            $765,000       $739,000       $784,000
Interest cost on projected
benefit
obligation        $1,913,000     $1,926,000     $1,799,000
Actual return on
plan assets       319,000        (4,418,000)    (3,126,000)
Amortization of transition
asset             (431,000)      (431,000)      (431,000)
Amortization of prior
service cost      134,000        134,000        85,000
Deferred gain (loss)
on plan assets    (4,369,000)    609,000        (556,000)
Regulatory
adjustments       (5,203,000)    5,421,000            0
Net pension costs $(6,872,000)   $3,980,000     $(1,445,000)

Assumed discount
rate              7.75%          7.5%           8.0%
Assumed increase in future
compensation      4.3%           4.3%           5.6%
Assumed rate of return
on assets         9.0%           9.0%           9.0%

 31-
The funded status of the pension plans at December 31, 1994 and 1993 is shown below.
                                 1994           1993
Actuarial present value of
accumulated plan benefits
Vested                           $21,286,000    $21,141,000
Non-vested                       702,000        667,000
Accumulated benefit
obligation                       $21,988,000    $21,808,000
Projected benefit obligation     $25,729,000    $25,462,000
Plan assets at fair market
value                            40,215,000     42,326,000
Plan assets in excess of
projected benefit obligation     $14,486,000    $16,864,000
Unrecognized transition asset    (3,018,000)    (3,450,000)
Unrecognized prior service       1,457,000      1,591,000
Unrecognized net gain            (5,234,000)    (8,983,000)
Accrued pension asset            $7,691,000     $6,022,000

The assets of the plans consist primarily of common stocks, corporate bonds, United States government securities, collective investment trust funds and commingled employee benefit trust funds.
Retirement Savings Plan   The Company has a Retirement Savings
Plan under Section 401(k) of the Internal Revenue Code. The plan covers all regular full-time employees with one year or more of service. Under this plan, eligible employees may defer and contribute a portion of current compensation in order to provide retirement benefits. The Company makes a matching contribution of 25%, up to 6% of compensation, made by the employee on a monthly basis. Discretionary matching contributions up to an additional 25% may be made based on an incentive formula. The Company made contributions of $366,000 for 1994, $353,000 for 1993 and $318,000 for 1992.
Postretirement Benefit Plan   In addition to providing pension
benefits, the Company provides certain postretirement health and life insurance benefits. Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while working for the Company and have 10 years of service. Employees hired after December 31, 1992, are not eligible for postretirement life insurance benefits.
The Company adopted Statement of Financial Accounting Standards
(SFAS) No. 106 - Employers' Accounting for Postretirement Benefits other than Pensions, effective January 1993. This method of accounting for other postemployment benefits (OPEB) accrues the actuarially determined costs for life insurance and medical benefits during the employee's period of service. The Company elected to amortize the estimated unfunded accumulated obligation at January 1, 1993, of $7,761,000 (transition obligation) over 20 years.The 1993 electric rate case order required that OPEB expense be accounted for on a pay-as-you-go basis by the PSC for ratemaking purposes rather than the accrual recognition required under SFAS No. 106. The PSC Order did not comply with the accounting requirements for establishing regulatory assets. As a result, the Company continued recording OPEB expense in accordance with SFAS No. 106 even though current revenues did not reflect a recovery of these expenses.
The PSC ordered the Company in the 1994 electric rate case decision to account for OPEB costs on an accrual basis for ratemaking purposes. The ruling did not change the Company's financial policy of accounting for OPEB expenses on an accrual basis as required under SFAS No. 106. However, the ruling permits the accrual level of expenses to be recoverable in revenues.
The PSC's 1994 order required the Company to externally fund the obligation. The Company established Voluntary Employees' Beneficiary Association (VEBA) trusts in October 1994. A VEBA provides employees with medical and life insurance at a lower net after tax cost. These trusts include both active and retired employees. OPEB costs were $1,223,000 for 1994 and $1,166,000 for 1993 of which about $212,000 and $132,000, respectively, were charged to construction. The 1992 pay-as-you-go costs were $424,000.
The following table summarizes the status of the Company's postretirement benefit plan and the related amounts included in the Balance Sheet at December 31, 1994 and 1993:

                  1994           1993
Accumulated postretirement
benefit obligation:
Retirees          $4,093,000     $4,715,000
Other fully
eligible
participants      1,253,000      1,290,000
Other active
participants      2,525,000      2,748,000
Total benefit
obligation        $7,871,000     $8,753,000
Plan assets at
fair market value (448,000)      0
Unrecognized
transition
obligation        (6,985,000)    (7,373,000)
Unrecognized
net gain (loss)   570,000        (600,000)

Accrued postretirement
benefit cost      $1,008,000     $780,000


- -32-
The following table summarizes the net postretirement benefit cost for 1994 and 1993:


                  1994           1993
Service cost-benefits
earned during the
period            $179,000       $158,000
Interest cost on accumulated
postretirement benefit
obligation        656,000        620,000
Amortization of
transition
obligation        388,000        388,000
Net postretirement
benefit cost      $1,223,000     $1,166,000


For measurement purposes, a 9 percent annual rate of increase in the per-capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 6 percent by 2018 and remain at that level thereafter. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $1,174,000 and increase the net periodic postretirement benefit cost for the year then ended by $144,000. The discount rate and investment rate used in determining the accumulated postretirement benefit obligation were 7.75% and 9.0%, respectively.
3 CONTINGENCIES
Certain legal actions are pending which may impact the Company. In management's opinion, the ultimate resolution of these matters is not expected to materially affect the Company's financial position or operating results.
4 SHORT TERM BORROWINGS
At December 31, 1994, the Company had bank credit arrangements of $16,400,000 in conventional lines of credit.
Under these arrangements, the Company had borrowings of $6,300,000 outstanding at December 31, 1994, with rates varying from 6.475% to 7.1%. Arrangements do not require compensating balances. No borrowings were outstanding under the agreements at December 31, 1993. On November 30, 1993, the Company borrowed $16,000,000 at rates varying from 3.625% to 4.00% on a short-term basis. These borrowings were needed as interim financing after retirement of existing First Mortgage Bonds and before the issuance of Medium-Term Notes in December 1993. Refer to Footnote No. (d) in the Notes to Statements of Capitalization. The weighted average interest rates for borrowings during 1994 and 1993 were 5.3% and 4.1%, respectively.

5 QUARTERLY FINANCIAL DATA (UNAUDITED)
                 First        Second      Third      Fourth
                 Quarter      Quarter     Quarter    Quarter
                 1994
Operating
revenues    $22,814,000    $22,701,000  $24,027,000  $21,240,000
Operating
income           $3,022,000   $5,530,000  $4,488,000 $2,498,000
Net income       $2,002,000   $4,427,000  $3,365,000 $1,272,000
Earnings
available for
common stock     $2,002,000   $4,427,000  $3,365,000 $1,272,000
outstanding      3,988,229    3,955,358   3,917,108  3,907,891
Earnings per average
common share     $.50         $1.12       $.86       $.33
1993
Operating
revenues   $22,758,000   $20,300,000   $24,120,000   $21,361,000
Operating income $3,678,000   $2,899,000  $4,375,000 $1,296,000
Net income       $2,482,000   $1,805,000  $3,309,000 $326,000
Earnings available
for common stock $2,482,000   $1,805,000  $3,309,000 $326,000
Weighted average common stock shares
outstanding      4,005,611    4,009,081   4,009,081  4,008,944
Earnings per average
common share     $.62         $.45        $.83       $.08


The quarterly data reflect seasonal variations common to the utility industry. Results of the 1993 fourth quarter were impacted due to higher maintenance and purchased power expenses caused by the Iatan plant outage. The 1994 second quarter reflects the PSC rate order adjustment which contributed $.85 per share to net income.

- -33-
6 FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Temporary Investments Temporary investments consist of government obligations. The fair value of these investments is estimated based on quoted market prices for the same or similar issues and approximate the carrying amount.
Other Investments   The balance includes a government
obligation, an investment in a business park and a retirement trust. In 1994, the Company acquired $791,000 in a government obligation which matures in 1996. The fair-market value of the obligation is based on a quoted market price. No government securities were held in 1993. The fair-market value of the investment in the business park is stated at the original cost of $500,000 due to the impracticability of estimating the market value. The fair value of the retirement trust is estimated based on quoted market prices for same or similar issues. The investment in the trust is offset by a corresponding amount in other non-current liabilities for future obligations.
Notes Payable   Because of the short maturity of these
borrowings, the carrying value approximates the fair-market value. Refer to Note 4 in the Notes to Financial Statements regarding short-term borrowings.
Long-Term Debt   Most of the Company's long-term debt is not
publicly traded, therefore, a market price does not exist for these bonds. The fair value of long-term debt is estimated based upon market prices for comparable securities with similar maturities. The estimated fair values of the Company's financial instruments are shown below.

                 Carrying     Fair
                 Amount       Values
                 1994
Cash and temporary
investments      $1,397,000   $1,400,000
Other
investments      $2,346,000   $2,300,000
Notes payable    $6,300,000   $6,300,000
Long-term debt   $53,100,000  $50,309,000
                 1993
Cash and temporary
investments      $2,476,000   $2,476,000
Other
investments      $1,169,000   $1,169,000
Notes payable            0            0
Long-term debt   $53,100,000  $55,387,000

The supplementary presentation at the bottom of this page, presented in accordance with SFAS No. 107, is not expected to result in a material impact on the Company's financial position or results of operations. Under the ratemaking principles followed by the PSC, any excess or deficiency of fair value of the Company's long-term debt would be used to reduce or increase the Company's rates over a prescribed amortization period.
7 RATE MATTERS
The Company is regulated by the PSC. In August 1992, the Company filed a request with the PSC for a $6.1 million electric increase and a $330,000 natural gas rate increase. In February 1993, the staff of the PSC filed a complaint alleging the Company's electric prices should be reduced by $7.0 million. The staff's complaint was consolidated with the Company's electric request and on June 25, 1993, the PSC issued a Report and Order decreasing annual electric revenues by $876,000, effective July 5, 1993. The PSC approved an increase of $275,000 in annual natural gas revenues in March 1993, which was effective April 5, 1993.
Included in the Report and Order were regulatory accounting policies which were different from the Company's current accounting policies. These differences primarily related to the recognition of pension expense, OPEB expense and deferred income tax expense. As a result, the recognition of pension and deferred income tax expenses followed the accounting treatment mandated by the PSC Order. Refer to Note 2 in the Notes to Financial Statements regarding pension and OPEB expenses.
The PSC Order related to deferred income taxes required the Company to change its recognition of the tax effects of certain temporary differences from a normalized to a flow-through basis. (Refer to Note (c) in the Statement of Taxes regarding deferred income taxes.) As a result, regulatory assets related to these temporary differences were established, resulting in a one-time addition to earnings of approximately $2.7 million.
The Company expended approximately $1,098,000 for the disposal of existing fly ash residue at the Lake Road facility. In accordance with the rate order received by the PSC, these expenditures were deferred and expensed in 1993 and 1994. In July 1993, the Company filed an application with the PSC seeking an accounting authority order to allow certain costs and expenses incurred by the Company as a result of the flood conditions on the Missouri River and its tributaries in July and August 1993 to be deferred and amortized over a five-year period.

- -34-
In October 1993, the PSC approved the request and the amortization of approximately $1.1 million began in November 1993.
In November 1993, the Company filed a request with the PSC to increase annual electric revenues by $5.5 million (7.9 %). The Company last increased electric prices in 1981 and has had three price reductions since that time. In December 1993, the Company filed a request to increase industrial steam revenues by $800,000 (12.2 %). The last industrial steam increase was in 1988.
In June 1994, the PSC ruled on an electric request increasing annual revenues by approximately $2.15 million (3.1%) effective June 15, 1994.
The 1994 PSC rate order required the Company to change its regulatory accounting policies for pension and OPEB expenses. Refer to Note 2 in the Notes to Financial Statements regarding pension and OPEB regulatory treatment.
In October 1994, the PSC ruled on the industrial steam request increasing annual revenues by $800,000 (12.2%), the full amount requested. The higher rates became effective November 2, 1994. In December 1994, the Company filed an application with the PSC seeking an accounting authority order to allow certain costs and expenses incurred as a result of an ice storm to be deferred and amortized over a five-year period. The Company estimates the costs at about $1.4 million. The PSC approved the request in January 1995 to defer and amortize the expenses over a five-year period beginning in March 1995.
The total amount of regulatory assets recorded at December 31, 1994 and 1993, approximates $13.4 million and $10.7 million, respectively. Regulatory liabilities recorded at December 31, 1994 and 1993, approximates $8.0 million and $12.1 million, respectively.

8 SEGMENTS OF BUSINESS
The Company is a public utility engaged primarily in the business of generating and distributing electric energy in a 10-county area in Northwest Missouri. The Company also is engaged in the limited sale of natural gas and industrial steam. The following table sets forth certain information regarding the Company's segments of business.
                         1994        1993         1992
Operating Information (Years Ended December 31)
Operating Revenues:
Electric                 $78,970,000 $75,690,000 $70,905,000
Other                    11,812,000  12,849,000   11,650,000
                         $90,782,000 $88,539,000  $82,555,000
Pretax Operating Income:
Electric                 $20,248,000 $10,496,000  $16,469,000
Other                    501,000     190,000      1,294,000

                         $20,749,000 $10,686,000  $17,763,000
Other Information:
Depreciation Expense
Electric                 $9,228,000  $8,922,000   $8,576,000
Other                    606,000     592,000      558,000
                         $9,834,000  $9,514,000   $9,134,000
Utility Plant Expenditures
Electric                 $12,081,000 $11,854,000  $8,694,000
Other                    350,000     838,000      878,000
                         $12,431,000 $12,692,000  $9,572,000
Asset Information (At December 31)
Identifiable:
Electric
                $182,457,000         $174,053,000 $161,961,000
Other           10,481,000           9,855,000    9,109,000
                $192,938,000         $183,908,000 $171,070,000
Assets Not
Allocated (a)   6,761,000            7,782,000    7,673,000
                $199,699,000         $191,690,000 $178,743,000

(a) Principally includes investments, cash, prepayments and deferred charges.

- -35-
9 LEASES
In April 1992, the Company entered into a 50-year capital lease agreement (36.4-year amortization) with six other regional utilities for a transmission line and related facilities. Utility Plant-Electric as of December 31, 1994, includes $2,527,000 for the net leased joint facilities.
The future minimum lease payments under the capital lease together with the present value of the net lease payments (obligations under the capital lease) are:

1995                     $215,000
1996                     215,000
1997                     215,000
1998                     215,000
1999                     215,000
Later years              6,149,000
Total minimum lease
payments                 $7,224,000
Less: Amount representing
interest                 4,697,000
Present value of obligations
under capital leases     $2,527,000

The Company also entered into 50-year direct financing lease agreements (with amortizations ranging from 31 to 36.4 years) for terminal and associated leased joint facilities. Lease payments receivable as of December 31, 1994, are $3,660,000. Unearned interest of $2,609,000 is included in Non-Current Liabilities and Deferred Credits.

The future minimum lease payments receivable together with the present value of net receivables under the leases are:

1995                     $123,000
1996                     123,000
1997                     123,000
1998                     123,000
1999                     123,000
Later years              3,045,000
Total minimum lease payments
receivable               $3,660,000
Less: Amount representing
interest                 2,609,000
Present value of net
receivables              $1,051,000

- -36-
Summary of Financial Data
(unaudited)
                1994     1993        1992         1991
STATEMENTS OF INCOME (Thousands)
Operating
Revenues        $90,782  $88,539     $82,555      $89,580
Operating
Expenses        75,244   76,291      69,150       74,888
Operating
Income          $15,538  $12,248     $13,405      $14,692
Other Income and
Deductions      (12)     131         234          (46)
Income Before Interest
Charges         $15,526  $12,379     $13,639      $14,646
Interest
Charges         4,460    4,457       4,681        4,856
Net Income      $11,066  $7,922      $ 8,958      $  9,790
Preferred Stock Dividend
Requirements    0        0           0                0
Earnings Available for
Common Stock    $11,066  $ 7,922     $ 8,958      $  9,790

COMMON STOCK DATA (Adjusted to reflect three-for-two split in
June 1987)
Earnings Per Share
Common Share    $2.81    $1.98       $2.23        $2.44
Dividends Paid
Per Share       $1.80    $1.76       $1.72        $1.66
Shares Outstanding -
Average         3,942,146    4,008,192    4,018,978    4,018,997
Return on Average Common
Equity          14.4%    10.4%       12.0%        13.5%
Book Value Per
Share           $19.86   $19.07      $18.84       $18.37
Market Price at
Year-End        $28.500  $29.000     $34.250      $33.875
CAPITALIZATION (Percent)
Long-Term Debt  40.63    40.98       41.28        42.61
Preferred
Stock           0        0           0            0
Common Equity   59.37    59.02       58.72        57.39
Total           100.00   100.00      100.00       100.00
COVERAGE RATIOS
Pretax Interest
                4.59     2.42        3.82         4.05
After Tax Interest and Preferred
Dividend        3.43     2.75        2.88         2.99
MISCELLANEOUS FINANCIAL DATA (Thousands)
Construction Expenditures, Excluding
AFUDC           $12,224  $12,483     $9,301       $11,581
Utility Plant at Original
Cost            $283,637 $276,376    $267,075     $256,962
Summary of Operating Statistics   Electric
SALES REVENUES (Thousands)
Residential     $32,791  $31,630     $28,334      $31,154
Commercial      23,556   22,768      22,266       22,487
Industrial      17,325   18,286      18,312       17,871
Other           705      689         699          687
Total Retail Sales
Revenue         $74,377  $73,373     $69,611      $72,199
Sales for Resale
Revenue         $3,661   $1,429      $412         $5,439
SALES (MWH)
Residential     562,148  564,885     505,047      558,614
Commercial      418,915  402,760     387,013      394,647
Industrial      431,468  447,859     438,230      427,728
Other           12,643   12,929      13,007       12,804
Total Retail
Sales           1,425,174 1,428,433 1,343,297    1,393,793
Sales for
Resale          222,185  91,645      27,355       395,293
RESIDENTIAL CUSTOMER DATA (Average)
Number of
Customers       53,424   53,250      53,037       52,701
Annual KWH
Sales           10,522   10,608      9,523        10,600
Revenue   Cents
Per KWH         5.83     5.60        5.61         5.58
SYSTEM DATA (MWH)
System
Requirements    1,526,088 1,532,022  1,445,880  1,498,202
Load Factor
(Percent)       55.0     52.5        52.8         52.6
Net Peak Load   317      333         312          325
System Capability
at Peak         434      434         422          416

 37
Summary of Financial Data
(unaudited)
                1990     1989        1988         1987
STATEMENTS OF INCOME (Thousands)
Operating
Revenues        $84,178  $83,917     $77,643      $77,400
Operating
Expenses        69,977   69,297      62,788       62,608
Operating
Income          $14,201  $14,620     $14,855      $14,792
Other Income and
Deductions      147      467         613          912
Income Before Interest
Charges         $14,348  $15,087     $15,468      $15,704
Interest
Charges         4,133    4,409       4,756        5,011
Net Income      $10,215  $10,678     $10,712      $10,693
Preferred Stock Dividend
Requirements    0        0           0            13
Earnings Available for
Common Stock    $10,215  $10,678     $10,712      $10,680

COMMON STOCK DATA (Adjusted to reflect three-for-two split in
June 1987)
Earnings Per Share
Common Share    $2.48    $2.45       $2.34        $2.31
Dividends Paid
Per Share       $1.60    $1.52       $1.40        $1.30
Shares Outstanding -
Average         4,125,637 4,350,649 4,585,007  4626601
Return on Average Common
Equity          14.2%    14.6%       14.6%        15.1%
Book Value Per
Share           $17.62   $17.13      $16.51       $15.74
Market Price at
Year-End        $28.250  $23.875     $20.250      $19.250
CAPITALIZATION (Percent)
Long-Term Debt  38.55    39.85       41.30        43.06
Preferred
Stock           0        0           0            0
Common Equity   61.45    60.15       58.70        56.94
Total           100.00   100.00      100.00       100.00
COVERAGE RATIOS
Pretax Interest
                4.71     4.67        4.34         4.47
After Tax Interest and Preferred
Dividend        3.42     3.39        3.23         3.11
MISCELLANEOUS FINANCIAL DATA (Thousands)
Construction Expenditures, Excluding
AFUDC           $12,144  $12,557     $6,476       $5,639
Utility Plant at Original
Cost            $245,834 $234,757  $221,610  $215,533
Summary of Operating Statistics - Electric
SALES REVENUES (Thousands)
Residential     $29,285  $28,079     $28,666      $28,711
Commercial      22,138   21,842      21,296       21,778
Industrial      17,470   17,096      16,041       15,973
Other           684      696         702          1,392
Total Retail Sales
Revenue         $69,577  $67,713     $66,705      $67,854
Sales for Resale
Revenue         $4,426   $4,835      $785         $1,294

SALES (MWH)
Residential     518,563  498,613     506,059      464,656
Commercial      386,117  383,071     369,761      350,284
Industrial      418,671  410,493     381,538      352,382
Other           12,796   13,027      13,238       13,655
Total Retail
Sales           1,336,147 1,305,204 1,270,596   1,180,977
Sales for
Resale          306,572  339,900     47,288       88,112
RESIDENTIAL CUSTOMER DATA (Average)
Number of
Customers       52,396   51,860      51,456       51,205
Annual KWH
Sales           9,897    9,615       9,835        9,074
Revenue - Cents
Per KWH         5.65     5.63        5.66         6.18
SYSTEM DATA (MWH)
System
Requirements    1,430,518  1,407,757 1,372,358  1,300,870
Load Factor
(Percent)       50.4     51.8        48.4         49.7
Net Peak Load   324      310         323          299
System Capability
at Peak         391      381         361          342


Summary of Financial Data
(unaudited)
                1986     1985        1984
STATEMENTS OF INCOME (Thousands)
Operating
Revenues        $79,470  $77,463     $76,977
Operating
Expenses        63,973   63,002      62,561
Operating
Income          $15,497  $14,461     $14,416
Other Income and
Deductions      806      976         1,066
Income Before Interest
Charges         $16,303  $15,437     $15,482
Interest
Charges         5,279    5,639       5,878
Net Income      $11,024  $9,798      $9,604
Preferred Stock Dividend
Requirements    235      560         736
Earnings Available for
Common Stock    $10,789  $9,238      $8,868

COMMON STOCK DATA (Adjusted to reflect three-for-two split in
June 1987)
Earnings Per Share
Common Share    $2.33    $2.02       $1.99
Dividends Paid
Per Share       $1.22-1/3  $1.14-2/3  $1.06-2/3
Shares Outstanding -
Average         4,626,761 4,570,706  4,456,478
Return on Average Common
Equity          16.4%    15.3%       16.2%
Book Value Per
Share           $14.74   $13.65      $12.73
Market Price at
Year-End        $24.625  $15.625     $12.625
CAPITALIZATION (Percent)
Long-Term Debt  45.46    48.15       50.12
Preferred
Stock           1.37     3.12        6.29
Common Equity   53.17    48.73       43.59
Total           100.00   100.00      100.00
COVERAGE RATIOS
Pretax Interest
                4.81     4.11        3.85
After Tax Interest and Preferred
Dividend        2.93     2.48        2.32
MISCELLANEOUS FINANCIAL DATA (Thousands)
Construction Expenditures, Excluding
AFUDC           $7,456   $7,798      $8,500
Utility Plant at Original
Cost            $211,263 $209,108    $202,391
Summary of Operating Statistics   Electric
SALES REVENUES (Thousands)
Residential     $29,833  $28,969     $29,059
Commercial      22,672   21,803      21,978
Industrial      16,175   16,126      14,721
Other           1,299    1,305       1,366
Total Retail Sales
Revenue         $69,979  $68,203     $67,124
Sales for Resale
Revenue         $1,332   $182        $198
SALES (MWH)
Residential     455,259  445,741     441,051
Commercial      344,171  328,668     328,242
Industrial      330,138  328,546     291,331
Other           14,238   14,403      14,826
Total Retail
Sales           1,143,806 1,117,358  1,075,450
Sales for
Resale          93,042   9,756       8,597
RESIDENTIAL CUSTOMER DATA (Average)
Number of
Customers       51,137   50,992      50,774
Annual KWH
Sales           8,903    8,741       8,687
Revenue   Cents
Per KWH         6.55     6.50        6.59
SYSTEM DATA (MWH)
System
Requirements    1,275,971  1,238,020 1,193,881
Load Factor
(Percent)       52.0     52.0        48.0
Net Peak Load   280      272         283
System Capability
at Peak         368      368         368
 38
Responsibility for Financial Statements
The management of St. Joseph Light & Power Company is responsible for the preparation and presentation of the financial information in this Annual Report. The following financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and reflect management's best estimates and informed judgments as required.
To fulfill these responsibilities, management has developed and maintains a comprehensive system of internal operating, accounting and financial controls. These controls provide reasonable assurance that the Company's assets are safeguarded, transactions are properly recorded and resulting financial statements are reliable. An internal audit function assists management in monitoring the effectiveness of the controls.
The Report of Independent Accountants on the financial statements by Arthur Andersen LLP appears on this page. The responsibility for the independent auditors is limited to the audit of financial statements presented and the expression of an opinion as to their fairness.
The Board of Directors maintains oversight of the Company's financial situation through its monthly review of operations and financial condition and its selection of the independent auditors. The Audit Committee, comprised of board members who are not employees or officers of the Company, also meets periodically with the independent auditors and the Company's internal audit staff. The auditors have complete access to and meet with the Audit Committee, without management representatives present, to review accounting, auditing and financial matters. Pertinent items discussed at the meetings are reviewed with the full Board of Directors.
Terry F. Steinbecker
President and chief executive officer
Larry J. Stoll
Vice president Finance, treasurer and assistant secretary

Report of Independent Public Accountants
To the Shareholders of St. Joseph Light & Power Company:
We have audited the accompanying balance sheets and statements of capitalization of St. Joseph Light & Power Company (a
Missouri corporation) as of December 31, 1994 and 1993, and the related statements of income, retained earnings, taxes and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Light & Power Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
As explained in the notes to the statement of taxes and footnote two of the financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.
ARTHUR ANDERSEN LLP
Kansas City, Missouri
January 26, 1995

- -39

Environmental Policy
 St. Joseph Light & Power Company will be a good steward of our environment and will employ the human, material and financial resources necessary to support this policy.
 We will conduct our business responsibly and in a manner designed to protect the environment and the health and safety of our employees, customers, and the general public.
 We will strive to meet or surpass environmental laws, regulations and permit requirements.
 We will encourage federal and state governments to base environmental laws, regulations and permit requirements on sound science and cost effective technology.
 We will reduce pollution and conserve raw materials by avoiding unnecessary generation of wastes, increasing recycling efforts and disposing of remaining by products in an environmentally safe manner.
 We will establish company environmental goals and implementation plans.
 We will make all reasonable attempts to prevent inadvertent damage to our environment. Should an environmental accident occur, we will deal with it promptly and responsibly.
 We will inform employees of their roles and responsibilities in implementation of this policy.
Corporate information
CORPORATE OFFICES
520 Francis Street
Post Office Box 998
St. Joseph, Missouri 64502 0998
(816) 233 8888
(816) 387 6332 (fax)
1 800 367 4562
INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1500 Commerce Tower
Kansas City, Missouri 64199
STOCK LISTING AND PRINCIPAL MARKET
New York Stock Exchange
Eleven Wall Street
New York, New York 10005
Symbol: SAJ
COMMON STOCK TRANSFER AGENTS
AND REGISTRARS
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60690
Chemical Bank
450 West 33rd Street
New York, New York 10001
Annual Shareholders Meeting
The annual meeting of shareholders will be at 9 a.m., Wednesday, May 17, 1995, at the Albrecht Kemper Museum of Art, 2818 Frederick Boulevard, St. Joseph, Missouri.
A proxy statement will be mailed to each shareholder approximately one month prior to the meeting, requesting the use of proxies at this meeting.
This report and financial statements contained herein are submitted for the general information of the security holders of St. Joseph Light & Power Company, and are not in connection with, or to induce, any sale or offer to sell or to buy any securities of the Company, or in connection with preliminary negotiations for such sale or purchase.