Form 10-K, Exhibit 13
period 1995-12-31
ST JOSEPH LIGHT & POWER CO
filed 1996-04-01
CIK 86251

15
SELECTED FINANCIAL DATA
(In Thousands Except Per Share Data and Percentages)

The following table sets forth financial data regarding St. Joseph Light & Power Company's financial position and operating results. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Financial Statements and Notes thereto, appearing elsewhere in this Annual Report.
           1995       1994        1993        1992      1991
Operating
revenues   $93,521    $90,782     $88,539     $82,555   $89,580
Net income $11,040    $11,066     $ 7,922     $ 8,958   $ 9,790
Total
assets     $219,330   $199,699    $191,690    $178,743  $170,893
Long-term debt
(excluding current
maturities)
           $73,100    $53,100     $53,100     $51,215   $53,038
Common stock data:
Average shares outstanding
           3,907      3,942       4,008       4,019     4,019
Earnings per average
common
share      $2.83      $2.81       $1.98       $2.23     $2.44
Dividends per common
share      $1.84      $1.80       $1.76       $1.72     $1.66
Market price per
common
share at
year-end   $35.50     $28.50      $29.00      $34.25    $33.88
Book value per
common share at
year-end   $20.84     $19.86      $19.07      $18.84    $18.37
Return on average
common
equity     13.9%      14.4%       10.4%       12.0%     13.5%
Liquidity and capital resources data:
Construction
Expenditures, excluding
AFUDC      $21,781    $12,224     $12,483     $ 9,301   $11,581
Percent of expenditures financed
internally from
operations 58%        77%         86%         100%      76%
AFUDC as a percent of
net income 4%         2%          3%          3%        2%
Capitalization ratios
Common
equity     53%        59%         59%         59%       57%
Long-term
debt       47%        41%         41%         41%       43%

Common Stock Market Prices
                      High        Low

1994 First Quarter    $30.25      $28.00
     Second Quarter   30.125      26.50
     Third Quarter    29.00       25.00
     Fourth Quarter   29.00       25.75

1995 First Quarter    $33.875     $27.875
     Second Quarter   31.50       27.75
     Third Quarter    31.00       27.125
     Fourth Quarter   36.50       29.75

Dividends Paid on Common Stock

1994  First Quarter  $.45
      Second Quarter  .45
      Third Quarter   .45
      Fourth Quarter  .45
                     $1.80

1995 First Quarter   $.46
     Second Quarter   .46
     Third Quarter    .46
     Fourth Quarter   .46
                     $1.84



Management's Discussion and Analysis of Financial
Condition and Results of Operations

GENERAL
St. Joseph Light & Power Company (the Company or
Light & Power) is a public utility engaged primarily in the generation and distribution of electric energy. It also sells natural gas in 15 communities in the northern part of its service area and industrial steam to six customers in St. Joseph.
As illustrated by the Segments of Business, Note 8 in the Notes to Financial Statements, the electric segment represents 93% of pretax operating income, 99% of utility plant expenditures and 95% of identifiable assets. Since the electric segment is the major portion of the Company's business, the following discussion focuses primarily on it.
The Company is in the last year of three-year agreements with its physical and clerical bargaining units. The agreements, effective August 1, 1993, cover approximately two thirds of the Company's nearly 350 employees.

RESULTS OF OPERATIONS
1995 vs. 1994
Earnings
  Earnings per share totaled $2.83 in 1995, compared with 1994 earnings of $2.81. Several factors combined during the year which resulted in the earnings per share increase: weather extremes, a rate-design change, a full year of an electric price increase and the gain on the sale of the unit trains which deliver coal to the Iatan plant.
The 1994 earnings were boosted by a one-time adjustment ordered by the Missouri Public Service
Commission (PSC) that reduced pension expense (refer to Note 2 in the Notes to Financial Statements). Net income totaled $11.0 million in 1995, compared with $11.1 million in 1994.

Electric Revenues   1995 electric operating revenues
were $82.0 million, an increase of 4% from 1994. The
growth in 1995 revenues resulted from several
factors:
 . weather extremes during both summer and winter
increased sales, especially to residential customers;
 . the less-than-full-year impact of a rate-design change, ordered by the PSC in July 1995, which increased summer and reduced winter prices to reflect seasonal production costs;
 . allocation case increase of $500,000 in annual revenues; effective June 15, 1995, and
 . a full-year's contribution from the electric price increase of 3% implemented in June 1994.
Retail sales totaled 1,480,033 megawatt-hours (MW-h) in 1995, a 4% increase from the 1,425,174 MW-h reported in 1994, while sales revenues increased 8%. Sales to all three customer classes
increased   residential, 6%; commercial, 3%, and industrial 2%.
Sales to industrial customers were impacted by the closing during 1995 of an industrial plant which also was a steam customer.
Sales for resale and related purchased power expense decreased due to fewer transactions with regional utilities in 1995.

Industrial Steam Revenues    Industrial steam sales in 1995
remained relatively stable despite the plant closing mentioned above, while revenues increased 3% from 1994's level. The revenue increase reflects a full year of the November 1994 price adjustment. Partially offsetting the increase was a $550,000 allocation case reduction ordered by the PSC, effective June 15, 1995.

Natural Gas Revenues   Gas sales remained relatively stable in
1995. Revenues were down 8% from 1994 primarily due to lower unit gas prices which are passed on to customers through the Purchased Gas Adjustment. Partially offsetting the reduction were increased transportation services to industrial customers and a June 15, 1995, allocation case price increase of $50,000.

Fuel and Purchased Power Costs   Total energy costs (generation
and purchased power for system energy and for resale) were $24.9 million for 1995, $3.2 million less than the 1994 expense. This decrease was the result of lower fuel costs and fewer sales for resale transactions. The amortization in 1994 of ash disposal expense at the Lake Road plant also contributed to the decline in costs in 1995.
Unit fuel costs were lower in 1995 at 108.7 cents per million British thermal units (Btu), down from 120.4 cents per million Btu in 1994. The 1995 decrease resulted from lower prices for coal and gas.
Of the total fuel burned in 1995, 91% was coal, similar to the pattern of recent years. The cost of coal burned decreased from the 113.9 cents per million Btu in 1994 to 101.4 cents per million Btu in 1995.
A Wyoming mine supplies low-sulfur coal for the Iatan unit under a 20-year contract, now in its 12th year. The coal is delivered by the Burlington Northern Railroad Company under terms of a 1986 agreement which was renegotiated in 1995 to extend through 2000. The agreement provides for a reduction in the delivery costs for Iatan coal.

The Iatan delivered unit price was $14.65 per ton in 1995, compared with $15.17 in 1994. The unit price was lower in 1995 due to favorable spot market purchases and reduced freight expense. The older steel unit trains, which delivered coal to Iatan, were replaced through a lease agreement in 1995 with aluminum cars which are lighter and more efficient, thereby reducing freight costs.
The Iatan unit provided approximately 56% of the Company's overall energy needs in 1995, a decrease from 61% in 1994. Light & Power met 35% of its energy needs through purchased power arrangements in 1995 compared to 24% in 1994. Purchased power fixed charges were $1.1 million for 1995 and $1.7 million for 1994.
The Lake Road units supplied the remainder of the Company's energy needs.

Other Operations   Expenses of other operations for 1995 increased
$5.3 million in comparison to 1994. The increase was primarily due to a June 1994 PSC order that resulted in a one-time adjustment which reduced pension expense (refer to Note 2 in the Notes to Financial Statements).

Maintenance   Maintenance expense for 1995 was $1.5 million more
than for 1994. Expenses at the Lake Road plant increased $1.4 million, primarily for work on the plant's main generating unit. In December 1994, a severe ice storm disrupted service to about 25% of the Company's customers. Costs incurred to resume service and repair damages resulting from the ice storm were $1.3 million. These unusual costs were recorded by the Company as a regulatory asset based upon the accounting authority order received in January 1995 from the PSC. The order authorized the Company to amortize these costs over a five-year period which began in March 1995. The Company intends to seek recovery of the amortization of this deferral in its next general rate proceeding.

Income Tax Expense   Income tax expense decreased $.7 million
from 1994 primarily as a result of adjustments required by the 1994 order (refer to Note (c) in the Statements of Taxes). Partially offsetting the rate adjustment was an increase in pretax income.

Other Income and Deductions   Other income increased over 1994
primarily due to a gain on the sale of the unit trains which deliver coal to Iatan. The gain from the sale was about $.5 million, net of income taxes. Gains on the sales of securities and increased interest on investment of available proceeds from the issuance of $20 million of medium-term notes in March 1995 also contributed to the increase.

Interest Charges   Interest expense on long-term debt reflects
an increase of about $1.3 million from 1994. This increases is the result of the issuance in March of $20 million of medium-term notes.


1994 vs. 1993

Earnings   Earnings per share in 1994 totaled $2.81, an increase
of 83 cents over 1993. The increase resulted from a one-time adjustment ordered by the PSC that reduced pension expense.

Electric Revenues   1994 electric operating revenues were $79.0
million, an increase of 4% from 1993. The growth in 1994 revenues reflects a 3% price increase in mid-June. In addition, sales for resale were higher in 1994 than in 1993.
Retail sales totaled 1,425,174 MW-h in 1994, a decrease from the 1,428,433 MW-h reported in 1993. While more moderate temperatures led to lower sales to the residential class, strong sales to commercial customers largely offset the decrease. Sales to the commercial class increased 4%. Sales to industrial customers were 4% lower, reflecting the closing of two large industrial customers in 1993. The first closing, in August, was flood-related; the other customer, citing economic reasons, closed in December.

Industrial Steam Revenues   In 1994, industrial steam sales and
revenues decreased 18% and 17%, respectively, from 1993's levels. The 1994 decrease in sales was primarily the result of a large industrial customer that discontinued operations in St. Joseph at the end of 1993. The decrease in revenues, reflecting the loss of this customer, was partially offset by two months of an $800,000 annual price increase which became effective November 2, 1994.

Natural Gas Revenues   In the natural gas segment, retail sales
revenues in 1994 increased 5%, compared to 1993. Revenues reflect a full year of an annual rate increase of $275,000 which was effective in April 1993. Retail sales were 9% lower, primarily the result of warmer winter temperatures.

Fuel and Purchased Power Costs   Total costs were $28.1 million
for 1994, $1.1 million more than for 1993. This increase was the result of higher sales for resale transactions expense which was partially offset by lower fuel costs.
Unit fuel costs were lower in 1994 at 120.4 cents per million Btu, down from 127.4 cents per million Btu in 1993. The 1994 decrease resulted from lower prices for coal and gas and the increased use of the more efficient Iatan unit.
Approximately 91% of the total fuel burned in 1994 was coal. The cost of coal burned decreased from the 119.1 cents per million Btu in 1993 to 113.9 cents per million Btu in 1994. The higher cost in 1993 was due to increased use of the Lake Road facility during the flood and the Iatan plant maintenance outage.
The Iatan unit provided 61% of the Company's overall energy needs in 1994, an increase from the 45% the unit provided in 1993. The low figure for 1993 reflects the reduced Iatan unit availability during the summer flood and extended fall outage in 1993. The Iatan delivered unit coal price was $15.17 per ton in 1994 compared to $16.33 in 1993. The unit price was lower in 1994 due to favorable spot market purchases and reduced freight expense.
In 1993, the Company was adversely affected by flooding along the Missouri River and its tributaries. As a result, the Company lost the services of the Iatan generating plant and discontinued service, for safety reasons, to more than 1,000 customers, mostly residential. When Iatan returned to service after ten days, its production was limited due to coal delivery problems. The Company's Lake Road plant continued to operate during this period.
The incremental cost of purchased power and other expenses associated with the flood significantly exceeded the Company's normal cost of service. These cost of about $1.1 million were deferred in accordance with a PSC order and are being amortized over five years (refer to Note 6 in the Notes to Financial Statements). These costs are currently being recovered in rates charged to customers.
Light & Power met 24% of its energy needs through purchased power arrangements in 1994, compared with 37% in 1993. Purchased power fixed charges for firm and peaking capacity were $1.7 million for 1994 and $1.5 million for 1993.
The Lake Road units supplied the remainder of the Company's energy needs.

Other Operations   Expenses of other operations for 1994
decreased $9.7 million in comparison to 1993. The decrease was primarily due to a June 1994 PSC order which eliminated a regulatory liability established by the June 1993 PSC order and resulted in 1994 pension expense being $10.6 million less than reported in the same period in 1993.

Income Tax Expense   Income tax expense totaled $5.2 million in
1994, an increase of $6.8 million from 1993. This increase primarily was the result of adjustments required by the 1994 and 1993 rate orders (refer to Note (c) in the Statements of Taxes).
Interest Charges   The 1994 long-term interest expense reflects
a decrease of about $97,000 from 1993. The decrease resulted from the retirement of long-term debt under the Company's sinking fund obligations and a reduction in interest as a result of the refinancing of existing debt in November 1993. Proceeds from medium-term notes were used to refund existing first mortgage bonds with higher interest rates.

FUTURE OUTLOOK

Liquidity and Capital Resources   The Company has a total
authorized level of 25 million shares of common stock, four million shares of cumulative preferred stock and two million shares of preference stock.
At year-end, the Company had $6.5 million in cash and temporary investments, in addition to $3.9 million in unused committed lines of credit and $7.5 million of other unused borrowing facilities.
Common equity was 53% of total capitalization in 1995 and 59% for 1994 and 1993. The Company has an open market repurchase program under which management is authorized to purchase up to an additional 260,000 shares of common stock as of December 31, 1995.
On December 1, 1995, Light & Power changed its Dividend Reinvestment Plan to allow the option of using either treasury shares, original issue shares or open market purchases to fulfill plan requirements.
Late in 1993, the Company issued $25 million of new debt under a medium-term note arrangement at interest rates ranging from 5.77% to 7.33% and in maturities ranging from 1998 through 2023. The proceeds were used to refund existing first mortgage bonds with interest rates ranging from 7% to 9 1/8% and for other general corporate purposes.
In March 1995, the Company issued $20 million of new debt under a medium-term note arrangement at 8.36% due in 2005. The proceeds were used to reduce short-term debt with the remainder temporarily invested for future capital requirements and general corporate purposes.
In June 1995, the Company replaced the 7 3/8% pollution control revenue bonds with 5.85% unsecured pollution control revenue bonds, both with maturities of 2013.
The Company projects capital expenditures (net of allowance for funds used during construction [AFUDC]) of about $14.2 million for 1996. Construction expenditures, net of AFUDC, were $21.8 million in 1995, $12.2 million in 1994 and $12.5 million in 1993. Construction expenditures, net of AFUDC, for the five-year period ending 2000 are projected to be approximately $76.3 million. The Company expects to finance these expenditures through internally generated funds and the issuance of short-term debt and common equity.
Financial coverages are at levels in excess of those required for issuance of debt and preferred stock. In June 1995, Standard & Poors returned the unsecured debt rating of the Company to A-after lowering it to BBB+ in December 1994. The firm lowered the Company's rating for secured debt from A to A- in December 1994. While still investment grade, the cut was attributed to a heavy future construction program for capacity additions and compliance with environmental regulations, an increasing reliance on purchased power and strict Missouri regulatory oversight. Light & Power, however, is not alone in this situation as uncertainties created by a more competitive environment have negatively impacted the outlook for the electric utility industry as a whole. As noted under "Capacity", the Company is reviewing options which may not result in a heavy construction program for additional capacity.
Management believes the nature of these challenges has been overstated. Challenges and change create opportunities and management believes the Company's strong balance sheet and competitive prices make it well positioned for the future. The equity ratio of 53% positions the Company well and allows for supplemental borrowings as future needs dictate.
Cash generated from operations is strong. Over the last three years, operating cash flows have been $19.3 million, $17.0 million and $17.9 million, respectively. The Company's earnings before income taxes to fixed charge coverage ratio was 3.78 for 1995.

Impact of Inflation   Under the ratemaking practices followed by
the PSC, only historical costs are recoverable in revenues. Assuming adequate and timely rate relief, the Company will recover the increases in costs of service caused by inflation.

Impact of Accounting Standards Changes   In 1995, the Financial
Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and SFAS No. 123, Accounting for Stock-Based Compensation. Neither of these two pronouncements is expected to have a material impact on the Company's financial statements. For a complete discussion, refer to Note 1 in the Notes to Financial Statements.
There were no accounting changes in 1994 that had a material impact on the financial statements.
Two accounting standards were adopted by the Company in
1993 SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions. For a complete discussion of the effect of the changes, refer to Note (a) in the Statements of Taxes and Note 2 in the Notes to Financial Statements, respectively.
Customer Additions/Losses   Two of the Company's industrial
customers announced expansion plans in 1995. A researcher and manufacturer of animal pharmaceuticals has begun work on its $50 million expansion which will make its facility a world-class research facility. A battery plant has renegotiated its labor agreement to allow for continuous shift operation, clearing the way for a major expansion of the plant. The $10 million expansion is expected to add about 250 jobs.

Two other industrial concerns closed their St. Joseph operations in 1995. The first, a chemical and adhesive manufacturer which was both an electric and industrial steam customer, began phasing out its St. Joseph operation early in the year. Then in December, a clothing manufacturer closed its plant.
In 1993, the Company lost two other industrial customers. One, a manufacturer of medical supplies, sustained substantial flood damage and decided not to reopen. In an action unrelated to the flood, a large electric and industrial steam customer, a pork processing plant, discontinued its operations in late December 1993.

Environmental Issues   The Company is subject to various
environmental regulations, including those related to air and water quality, polychlorinated biphenyl (PCB), ash removal, underground storage tanks and asbestos. Routine testing and maintenance programs have been put in place to comply with these regulations.
The Clean Air Act Amendments (CAAA) of 1990 established standards for electric utilities to reduce certain emissions from coal-fired generating stations. Final compliance with this legislation becomes effective in 2000. Missouri's air quality law is in compliance with and does not contain requirements that are more stringent than the federal legislation.
The Iatan plant, which provides the majority of the Company's energy, will not be significantly impacted by this legislation. However, substantial investments will be required at the Lake Road plant to meet the CAAA Phase II emission regulations effective in 2000.
In 1995, the electrostatic precipitator at the Lake Road plant was enlarged and a continuous emission monitor was installed at a cost of $4.2 million to comply with part of the requirements. In addition, the Company is reviewing the possibility of "opting in" a boiler, presently not covered by the legislation. By switching this boiler to a blend of low-sulfur western coal and making some additional coal and ash system modifications, the Company would earn additional allowances required to more fully utilize plant capacity. Another alternative is to purchase options.
The above modifications would require capital investments totaling about $11.4 million in 1996 through 1999. These costs include estimated expenditures for NOx compliance.
In 1996, the Company plans to upgrade the rail transportation facilities and modify the ash handling system to handle ash from low-sulfur coal at a cost of $2.8 million. Management intends to seek to recover the costs incurred as a result of the CAAA legislation through higher rates as the capital investments are made.

Capacity   Light & Power has taken steps to serve its customers'
growing load requirements.
The Company purchased 35 MW of capacity from a regional utility in 1995. The Company also has contracts to purchase 40 MW in 1996, 50 MW in 1997, 55 MW in 1998 and 60 MW in 1999. This
provides Light & Power with the ability to economically provide for the growing demand in its service territory. Additional peaking purchases in these years are still under consideration. In September 1995, the Company issued a request for proposal to supply about 100 MW to meet its energy needs for the year 2001 and beyond. Fourteen proposals were received. The proposals will be reviewed and a decision made in spring 1996.
Prior to the request for bids, the Company had participated in discussions for possible base-load capacity in the proposed Iatan 2, a new coal-fired unit at the Iatan 1 site. The Company, however, decided that the bidding process provided an opportunity to learn about all the low-cost options available, including those which provide more flexibility than long-term ownership.

Rate Matters   The Company currently applies SFAS No. 71,
Accounting for the Effects of Certain Types of Regulation, and, accordingly, has recorded regulatory assets when appropriate. Management believes the Company will continue to have its rates approved and regulated by the PSC for the foreseeable future. These rates are designed to enable the Company to recover its service costs and also allow an opportunity for the Company to earn a return on its investment. Changes within the industry and a movement toward deregulation of some or all aspects of the Company's business may require the Company to discontinue the application of SFAS No. 71 at a future date. The Company periodically reviews the criteria specified in SFAS No. 71 and believes this standard will continue to be applicable for at least the next several years.

Competition/Deregulation   The Company is committed to meeting
the increasing competition within the industry. The Company's prices are among the lowest in the state and region; Light & Power continues to monitor costs in an effort to remain a low-cost energy provider. With its low prices, transmission assets and multiple power pool memberships, the Company is in an excellent position to maintain its customer base.
In early 1996, the Company's management concluded an extensive review of its strategic plan. The plan focuses on customer-oriented activities designed to provide high levels of customer satisfaction.
The Company's competitive industrial price structure became more attractive during 1995 as a result of the rate-design case. Following that case, the Company implemented seasonal and time of day pricing.
While state law prohibits competing with Rural Electric Cooperatives (REC) for existing customers, competition remains for new customers, especially industrial, in the rural areas of the state. To meet that competition, the Company has an economic development rate.
Under an open retail environment, Light & Power could make inroads in securing business from RECs since the Company's low prices could attract both industrial and residential customers. Although natural gas has long been the dominant home-heating source in the area, the Company is making significant inroads in making electricity the preferred source for heating. For instance, 93% of total square footage of all new residential units built in the Company's service area in 1995 use electric heat, compared to the national average of 29%.
At present, there are no customer-owned co-generation projects on Light & Power's system. The Company's very favorable energy prices do not make co-generation projects attractive. The Company's price structure results primarily from the use of coal at Iatan and Lake Road and favorable prices from regional energy suppliers. The Company does not anticipate energy prices increasing in the near future to a level which would make co-generation projects attractive.

Transmission Access   Current and future efforts to encourage
wholesale competition ('opening up' the nation's transmission system) as a result of the National Energy Policy Act of 1992 are expected to increase the size of the market from which Light & Power buys and sells firm and non-firm (wholesale) energy. This will increase the Company's options available for meeting its customers' electric needs, as well as increase its options for expanding markets. It also is management's belief that increased transmission access, being available to others besides Light & Power, will increase the demand for the available wholesale energy supply, and possibly result in higher purchased energy costs for the Company.
Light & Power currently has no full-requirement wholesale customers. As a result, wholesale competition, as being implemented today (no retail wheeling) is not expected to place the Company's retail customers at risk.
Even if retail wheeling were to be implemented, Light & Power believes that its current low prices and the excellent power supply options available to the Company to meet future requirements, will permit the Company to remain competitive in comparison to other regional suppliers.
It is management's belief that maintaining its position as a low-cost provider of electricity, through a balance of capacity additions and purchased power, will allow Light & Power to remain a competitive supplier of electric energy and retain its customer base.

- -22-

Statements of Income

Years ended December 31
                   1995     1994         1993
Operating revenues (Note 1):
Electric - Retail sales
and other      $80,942,000 $75,309,000 $74,261,000



Sales for
resale         1,052,000   3,661,000   1,429,000
Other          11,527,000  11,812,000  12,849,000

               $93,521,000 $90,782,000 $88,539,000



Operating expenses:
Production
fuel           $14,539,000 $17,470,000 $16,388,000
Purchased power - System
energy         9,594,000   7,448,000   9,569,000
Resale           792,000   3,210,000   1,062,000
Gas purchased for
resale         2,746,000   3,296,000   3,017,000
Other operations
(Note 2)       19,435,000  14,153,000  23,833,000
Maintenance    9,788,000   8,262,000   8,186,000
Depreciation
(Note 1)       10,022,000  9,834,000   9,514,000
Taxes (See Statements):
General        6,333,000   6,360,000   6,284,000
Income         4,559,000   5,211,000   (1,562,000)

               $77,808,000 $75,244,000 $76,291,000

Operating
income         $15,713,000 $15,538,000 $12,248,000

Other income and deductions:
Allowance for equity funds used
during
construction   $139,000    $117,000    $136,000
Other - net     743,000    (129,000)   (5,000)

               $882,000    $(12,000)   $131,000
Income before interest
charges        $16,595,000 $15,526,000 $12,379,000

Interest charges, net:
Long-term
debt           $5,558,000  $4,261,000  $4,358,000
Interest on bank
notes          118,000     182,000     102,000
Allowance for borrowed funds used
during
construction   (269,000)   (90,000)    (72,000)
Other          148,000     107,000     69,000

               $5,555,000  $4,460,000  $4,457,000

Net income     $11,040,000 $11,066,000 $7,922,000

Weighted average common shares
outstanding    3,906,686   3,942,146   4,008,192
Earnings per average common
share          $2.83       $2.81       $1.98

The accompanying Notes to Financial Statements are an integral part of these statements.

Balance Sheets

December 31         1995               1994
 ASSETS
Utility plant, at original cost (Note 1):
Electric            $283,959,000       $269,284,000
Other               9,625,000          9,472,000

                    $293,584,000       $278,756,000
Less - Reserves for
depreciation        140,391,000        135,415,000

                    $153,193,000       $143,341,000
Construction work in
progress            7,505,000          4,951,000

                    $160,698,000       $148,292,000
Other investments   $1,727,000         $2,346,000

Current assets:
Cash and cash
equivalents         $287,000           $407,000
Temporary
investments         6,202,000           990,000
Accounts receivable, net of reserve
of $324,000 and $339,000
                    7,568,000          6,986,000
Accrued utility revenue
(Note 1)            3,595,000          3,523,000
Fuel, at average
cost                4,015,000          3,832,000
Materials and supplies, at
average cost        5,500,000          5,324,000
Prepayments and
other               1,208,000          1,233,000

                    $28,375,000        $22,295,000

Deferred charges:
Debt expense (being amortized over
term of debt)       $1,668,000         $1,393,000
Lease payments
receivable          3,536,000          3,660,000
Prepaid pension
expense             8,836,000          7,691,000
Regulatory assets   14,126,000         13,395,000
Other               364,000            627,000

                    $28,530,000        $26,766,000

                    $219,330,000       $199,699,000


 CAPITALIZATION AND LIABILITIES

Capitalization (See Statements):
Common stock        $33,816,000        $33,816,000
Retained earnings   64,560,000         60,708,000
Other paid-in
capital             380,000            380,000
Less - treasury
stock               (17,362,000)       (17,312,000)

                    $81,394,000        $77,592,000
Long-term debt      73,100,000         53,100,000

                    $154,494,000       $130,692,000

Current liabilities:
Outstanding checks in excess of cash
balances            $2,523,000         $2,803,000
Accounts payable    7,935,000          7,299,000
Notes payable               0          6,300,000
Accrued income and general
taxes               722,000            838,000
Accrued interest    1,961,000          1,526,000
Accrued vacation    1,123,000          1,170,000
Other               395,000            372,000

                    $14,659,000        $20,308,000

Non-current liabilities and deferred credits:
Capital lease
obligations         $2,512,000         $2,527,000
Deferred income
taxes               29,304,000         27,186,000
Investment tax
credit              4,911,000          5,323,000
Accrued claims and
benefits            1,699,000          1,590,000
Deferred revenues   2,490,000          2,609,000
Regulatory
liabilities         7,287,000          7,985,000
Other               1,974,000          1,479,000

                    $50,177,000        $48,699,000
Commitments and Contingencies (Notes 1 and 3)

                    $219,330,000       $199,699,000
The accompanying Notes to Financial Statements are an integral part of these statements.

 24-
Statements of Capitalization
December 31                1995        1994
Common Stock and retained earnings
Common stock - authorized 25,000,000 shares, without
par value; issued 4,626,374
shares (a)                 $33,816,000 $33,816,000
Retained earnings          64,560,000  60,708,000

Other paid-in capital (principally gain on
reacquired
preferred stock)           380,000     380,000

Less - treasury stock, at cost, 720,005 and
718,483 shares,
respectively             (17,362,000)  (17,312,000)

                           $81,394,000 $77,592,000

Long-term debt (d):
First Mortgage Bonds-
9.44% Series due
February 1, 2021           $22,500,000 $22,500,000
Pollution Control Revenue Bonds-
7-3/8% series due
February 1, 2013                    -  5,600,000
                           $22,500,000 $28,100,000
Unsecured pollution control
revenue bonds-
5.85% series due
February 1, 2013           $ 5,600,000 $        -

Medium-term Notes
5.77% due
December 8, 1998           $5,000,000  $5,000,000
7.13% due
November 29, 2013          1,000,000   1,000,000
7.16% due
November 29, 2013          9,000,000   9,000,000
7.17% due
December 1, 2023           7,000,000   7,000,000
7.33% due
November 30, 2023          3,000,000   3,000,000
8.36% due
March 15, 2005             20,000,000          -
                           $45,000,000 $25,000,000

                           $73,100,000 $53,100,000
Total capitalization       $154,494,000$130,692,000

Notes:
(a) Common Stock:
The St. Joseph Light & Power Company (the Company) has an Automatic Dividend Reinvestment and Optional Cash Payment Plan. Under this Plan common shares may be newly issued, reissued or purchased on the open market. At December 31, 1995, the Company had 418,632 shares of common stock reserved for this Plan, a suspended employee stock purchase plan, and a terminated employee stock ownership plan.
As of December 31, 1995, the Company had issued 4,626,374 common stock purchase rights (Rights) with 3,906,369 Rights outstanding. There were 3,907,891 Rights outstanding at December 31, 1994.
The Rights were issued in November 1986 as a dividend to holders of the common stock at the rate of one Right for each share of common stock outstanding. Such Rights expire on December 4, 1996. Each Right entitles the holder thereof to buy one-third (1/3) of a share of common stock at an exercise price of $70.00. The holders of these Rights do not have any voting rights. These rights are redeemable, at the option of the Company, at a price of $0.01 per Right prior to the twentieth business day after the public announcement that any person has acquired beneficial ownership of at least 20% of the common stock. The Rights are evidenced by the common stock certificates and are not exercisable, or transferable apart from the common stock, until ten days after a public announcement that a person acquires 20% or more of the Company or makes a tender offer
The accompanying Notes to Financial Statements are an integral part of these statements.

for 30% or more of the Company's common stock. In the event the Company is acquired in a merger or other business transaction (including one in which the Company is the surviving corporation), it is provided that each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving Company which at the time of such transaction would have a market value of two times the exercise price of the Right.
(b) Cumulative Preferred Stock:
The authorized level of cumulative preferred stock is 4,000,000 shares without par value.
(c) Preference Stock:
The authorized level of preference stock is 2,000,000 shares without par value.
(d) Long-Term Debt:
In March 1995, the Company issued $20 million of new debt under a medium-term note arrangement. The proceeds were used to reduce short-term debt with the remainder temporarily invested for future capital requirements and general corporate purposes. In June 1995, the Company replaced the secured pollution control revenue bonds with unsecured pollution control revenue bonds. The remaining series of first mortgage bonds is secured equally and ratably by a direct lien on substantially all fixed property and franchises now owned or hereafter acquired. The combined aggregate amount of maturities and unfulfilled sinking fund requirements for the next five years is $5 million for the retirement of the 5.77% medium-term note.


Statements of Retained Earnings
Years ended December 31  1995      1994         1993

Balance at beginning of
year            $60,708,000      $56,745,000    $55,877,000
Net income      11,040,000       11,066,000     7,922,000
                $71,748,000      $67,811,000    $63,799,000
Less-
Dividends on
Common stock of $1.84, $1.80 and $1.76
per share,      7,188,000         7,103,000      7,054,000

Balance at
end of year   $64,560,000        $60,708,000    $56,745,000


The accompanying Notes to Financial Statements are an integral part of these statements.

- -26-

Statements of Cash Flows
Years ended
December 31          1995         1994       1993
Cash flows from operating activities:
Net income           $11,040,000 $11,066,000$7,922,000
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation         10,022,000   9,834,000  9,514,000
Gain from sale of
unit coal trains     (806,000)            -          -
Pension expense      (950,000)    (6,700,000) 4,043,000
Other postretirement
benefits              46,000      452,000    838,000
Deferred taxes and investment tax credit
                     (457,000)     2,418,000 (4,757,000)
Allowance for equity funds used during construction
                     (139,000)    (117,000)  (136,000)
Net changes in working capital items
not considered elsewhere:
Accounts receivable and accrued
utility revenue      (654,000)     429,000   (768,000)
Fuel                 (183,000)    (1,002,000)2,233,000
Accounts payable and outstanding
checks               356,000       840,000   2,403,000
Accrued income and general
taxes                (116,000)    (49,000)   (470,000)
Other, net            715,000     (288,000) (1,291,000)
Net changes in regulatory assets and liabilities
                     278,000       157,000 (1,781,000)
Net changes in other assets and liabilities
                     148,000      (80,000)   119,000
Net cash provided by operating
activities           $19,300,000  $16,960,000 $17,869,000
Cash flows from investing activities:
Gross additions to
plan              $(22,359,000)   $(13,325,000) $(12,196,000)
Allowance for borrowed funds used during construction
                     269,000      90,000     72,000
Investments          (4,593,000)  39,000     1,109,000
Proceeds from sale of unit coal trains
                     931,000           -             -
Other                (130,000)    27,000     64,000
Net cash used in investing activities
                   $(25,882,000)  $(13,169,000)  $(10,951,000)
Cash flows from financing activities:
Notes payable (decrease)
increase             $(6,300,000) $6,300,000 $       -
Long-term debt
reacquired            (5,600,000)          - (24,941,000)
Long-term debt
issued                25,600,000           -  25,000,000
Treasury stock (purchased)
issued               (50,000)     (2,851,000) 67,000
Dividends paid       (7,188,000)  (7,103,000)(7,054,000)
Net cash provided by (used in) financing
activities           $6,462,000   $(3,654,000) $(6,928,000)
Net increase (decrease) in cash and cash equivalents
                     $(120,000)   $137,000   $(10,000)
Cash and cash equivalents at beginning
of year              $407,000     $270,000   $280,000
Cash and cash equivalents at end
of year              $287,000     $407,000   $270,000
Supplemental disclosure of cash flow information
Cash paid during year:
Interest             $5,275,000   $4,146,000 $5,100,000
Income tax           $5,257,000   $3,484,000 $3,794,000
For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying Notes to the Financial Statements are an integral part of these statements.

- -27-

Statements of Taxes
Years ended
December 31          1995         1994       1993
Components of Income tax expense:
Taxes payable currently
Federal              $4,838,000   $2,441,000 $2,982,000
State                766,000      397,000    273,000
                     $5,604,000   $2,838,000 $3,255,000
Provisions for deferred taxes   (a) (f)
Depreciation and other plant-related differences (b)
                     $(80,000)    $105,000   $(163,000)
Rate case adjustments (c)
                        0               0    (2,747,000)
Pensions (c)         429,000      2,787,000  (1,778,000)
Other                (394,000)    (53,000)   371,000
                     $(45,000)    $2,839,000 $(4,317,000)
Investment tax
credit               $(412,000)   $(422,000) $(440,000)
Total income tax
expense              $5,147,000   $5,255,000 $(1,502,000)
Less income tax applicable to nonutility operations (d)
                     (588,000)    (44,000)   (60,000)
Income tax expense charged to utility operations
                     $4,559,000   $5,211,000 $(1,562,000)
Reconciliation of income tax rates:
Statutory federal income
tax rate             35.0%        34.0%      34.0%
Timing differences flowed through as required
by regulators        (2.2)        (2.1)      (.6)
Amortization of investment
tax credit           (2.6)        (2.6)      (6.9)
Amortization of excess deferred
taxes                (1.0)        (1.0)      (4.0)
State income taxes, net of federal income tax benefit
                     3.1          3.1         0
Rate case
adjustment           0            0          (42.8)
Other                (.5)          .8        (3.1)
Effective income tax rate (e)
                     31.8%        32.2%      (23.4)%
Components of general tax expense:
Real estate and personal
property             $2,506,000   $2,630,000 $2,652,000
City license tax     2,658,000    2,549,000  2,503,000
Social Security and
Medicare             1,037,000    1,050,000  1,006,000
Other                132,000      131,000    123,000
Total general tax
expense              $6,333,000   $6,360,000 $6,284,000

Notes:
(a) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, in the first quarter of 1993, which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are established for the tax consequences of temporary differences by applying the expected tax rate to differences between the financial statement carrying amount and the tax basis of the Company's assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.
The adoption of SFAS 109 resulted in the establishment of additional deferred income taxes and regulatory balances. Initial application of the statement was reflected as a cumulative effect of a change in accounting principle and had no material impact on the Company's Results of Operations.
(b) The Company has elected, for tax purposes, various accelerated depreciation methods allowed by the Internal Revenue Code.
(c) The Missouri Public Service Commission (PSC) issued a Report and Order dated June 25, 1993, that required the Company to change its recognition of the tax effects of certain temporary differences from a normalized to a flow-through basis. As a result, a one-time addition to earnings was recorded of approximately $2.7 million to adjust deferred income taxes and record a regulatory asset for amounts which will be recovered in rates in future periods. Income tax expense related to these items has been recorded pursuant to the accounting treatment specified in the 1993 order.
Deferred income taxes previously provided for basis differences in the Company's prepaid pension asset of approximately $1.8 million were reversed when a different method to recover pension costs was required by the 1993 order (refer to Note 2 in the Notes to the Financial Statements). Other minor adjustments to deferred tax balances were also required. The total tax effect of the 1993 order was to decrease deferred income taxes by about $4.6 million.
The 1994 Report and Order required the Company to change its method of recognition of pension expense. In response to the rate order, the Company recorded a one-time adjustment reducing pension expense and eliminating a regulatory liability established as a result of the 1993 order. The tax effect was to increase deferred income taxes by $2.6 million.
(d) The tax effect of items applicable to nonutility operations is included in Other Income and Deductions.
(e) The effective income tax rate is computed by dividing total income tax expense on these statements by the sum of tax expense and net income.
(f) The principal components of the Company's deferred income tax balances at December 31, 1995 and 1994, consist of the following:
                      1995           1994
Accelerated depreciation and
other plant-related
differences          $22,146,000     $21,742,000
Unamortized investment
tax credit            (3,317,000)    (3,441,000)
Regulatory assets     12,179,000     11,170,000
Regulatory
liabilities          (3,970,000)     (4,544,000)
Other, net            2,266,000       2,259,000
Total deferred tax
liabilities          $29,304,000     $27,186,000
The accompanying Notes to Financial Statements are an integral part of these statements.

- -28-

NOTES TO FINANCIAL STATEMENTS

1 STATEMENT OF ACCOUNTING POLICIES
Utility Plant   Utility plant is stated at original cost. These
costs include payroll-related costs such as taxes, pensions and other fringe benefits and an allowance for funds used during construction (AFUDC).
Depreciation   Provisions for depreciation have been computed on
a straight-line basis by applying rates approved by the PSC to the classified account balances. The Company's annual composite rate was 3.6% for 1995, and 1994 and 3.8% for 1993.
Improvement to units of property are capitalized. Property units retired are charged to accumulated depreciation together with any related removal costs, net of salvage. Maintenance costs and replacements of assets which do not constitute units of property are expensed as incurred.
Jointly Owned Iatan Plant   The Company has an agreement with
Kansas City Power and Light Company and The Empire District Electric Company for joint ownership of a coal-burning generating plant at Iatan, Missouri. The amounts below represent the Company's 18% interest in the 670-megawatt unit. The Company's share of operating expenses for Iatan is included in operating expenses in the Statements of Income.
                     December 31
                     1995            1994
Utility plant        $60,534,000     $62,180,000
Reserve for
depreciation         $29,667,000     $29,331,000
Revenue Recognition   Revenues relating to service rendered but
unbilled are recognized in the period the service is provided.
Commitments   Refer to Note 7 regarding lease agreements.
The Company's capital budget for 1996 approximates $14,784,000. The Company has contracts to purchase generating capacity from regional suppliers of 40 megawatts (MW) in 1996, 50 MW in 1997, 55 MW in 1998 and 60 MW in 1999 for annual fixed charges of $1,259,000, $1,683,000, $1,829,000 and $1,993,000 respectively.
Reclassifications   Certain reclassifications have been made in
the financial statements to enhance comparability.
Accounting Policies   In March 1995, the Financial Accounting
Standards Board (FASB) issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement standardizes when and how long-lived assets will be reviewed for possible impairment. The Company will adopt this standard on January 1, 1996. The adoption is not expected to have a material impact on the Company's financial position or results of operations. In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, effective for the fiscal year 1996. The statement encourages, but does not require, a fair-value based method of accounting for stock-based compensation. It also permits companies to continue to measure compensation costs under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, subject to certain limitations, but requires pro forma disclosures of net income and earnings per share as if the fair-value based method of accounting had been applied. While the Company is still evaluating the statement, adoption in 1996 is not expected to have a significant impact.
2 BENEFIT PLANS
Pension Plans   The Company has two non-contributory defined-
benefit pension plans, one for bargaining and one for non-bargaining employees, covering all employees with one year or more of continuous service. Benefits for both plans are based on years of service and compensation, utilizing the final average pay plan benefit formula. The Company's funding policy is to comply with the minimum funding requirements of the Employee Retirement Income Security Act.
In 1993, the PSC issued a Report and Order that required pension expenses be recognized on a funding basis for ratemaking purposes rather than the accrual recognition required under generally accepted accounting principles. In 1993, the Company recorded the difference in expense recognition on the balance sheet as a regulatory liability.
In 1994, the PSC issued a Report and Order that eliminated the regulatory liability established by the 1993 Order. The Company is now required to recognize pension expense on an accrual basis. In 1994, the Company eliminated the regulated liability recorded in 1993.
Net pension (credit) costs, including amounts capitalized, are:
                  1995           1994           1993
Service cost-benefits earned
during this
period            $755,000       $765,000       $739,000
Interest cost on projected
benefit
obligation        $2,000,000     $1,913,000     $1,926,000
Less: Actual return on
plan assets       (10,619,000)      319,000     (4,418,000)
Amortization of transition
asset             (431,000)      (431,000)      (431,000)
Amortization of prior
service cost      134,000        134,000        134,000
Deferred gain (loss)
on plan assets     7,016,000     (4,369,000)     609,000
Regulatory
adjustments       0              (6,022,000)    6,022,000
Net pension (credits)
costs             $(1,145,000)   $(7,691,000)   $4,581,000
Less: amounts credited
(charged) to
construction      195,000        991,000        (538,000)
Net pension (credits) costs
included in operating
expenses          $(950,000)     $(6,700,000)   $4,043,000

Assumed discount
rate              7.75%          7.75%          7.5%
Assumed average increase
in future
compensation      4.3%           4.3%           4.3%
Assumed rate of return
on assets         9.0%           9.0%           9.0%

The funded status of the pension plans at December 31, 1995 and 1994 is shown below.
                                 1995           1994
Actuarial present value of
Accumulated plan benefits:
Vested                           $22,140,000    $21,286,000
Non-vested                       737,000        702,000
Accumulated benefit
obligation                       $22,877,000    $21,988,000
Plan assets at fair market
value                            $48,987,000    $40,215,000
Less: projected benefit
obligation                       (26,884,000)   (25,729,000)
Plan assets in excess of
projected benefit obligation     $22,103,000    $14,486,000
Less: unrecognized transition
asset                            (2,587,000)    (3,018,000)
Unrecognized prior service cost  1,323,000      1,457,000
Less: unrecognized net gain      (12,003,000)   (5,234,000)
Accrued pension asset            $8,836,000     $7,691,000

The assets of the plans consist primarily of common stocks, corporate bonds, United States government securities, collective investment trust funds and commingled employee benefit trust funds.
Retirement Savings Plan   The Company has a Retirement Savings
Plan under Section 401(k) of the Internal Revenue Code. The plan covers all regular full-time employees with one year or more of service. Under this plan, eligible employees may defer and contribute a portion of current compensation in order to provide retirement benefits. The Company makes a matching contribution of 25%, up to 6% of compensation, made by the employee on a monthly basis. Discretionary matching contributions up to an additional 25% may be made based on an incentive formula. The Company made contributions of $369,000 for 1995, $366,000 for 1994 and $353,000 for 1993.
Postretirement Benefit Plan   In addition to providing pension
benefits, the Company provides certain postretirement health and life insurance benefits. Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while working for the Company and have 10 years of service. Employees hired after December 31, 1992, are not eligible for postretirement life insurance benefits.
The Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits other than Pensions, effective January 1993. This method of accounting for other postemployment benefits (OPEB) accrues the actuarially determined costs for life insurance and medical benefits during an employee's period of service. The Company elected to amortize the estimated unfunded accumulated obligation at January 1, 1993, of $7,761,000 (transition obligation) over 20 years. The 1993 order required that OPEB expense be accounted for on a pay-as-you-go basis by the PSC for ratemaking purposes rather than the accrual recognition required under SFAS No. 106. The 1993 order did not comply with the accounting requirements for establishing regulatory assets. As a result, the Company continued recording OPEB expense in accordance with SFAS No. 106 even though current revenues did not reflect a recovery of these expenses.
The PSC ordered the Company in the 1994 order to account for OPEB costs on an accrual basis for ratemaking purposes. The ruling did not change the Company's financial policy of accounting for OPEB expenses on an accrual basis as required under SFAS No. 106. However, the ruling permits the accrual level of expenses to be recoverable in revenues.
The 1994 order required the Company to externally fund the obligation. The Company established Voluntary Employees' Beneficiary Association trusts in October 1994 which cover both active and retired employees.
The following table summarizes the status of the Company's postretirement benefit plan and the related amounts included in the Balance Sheet at December 31, 1995 and 1994:

                  1995           1994
Accumulated postretirement
benefit obligation:
Retirees          $4,413,000     $4,093,000
Other fully
eligible
participants      1,496,000      1,253,000
Other active
participants      3,228,000      2,525,000
Total benefit
obligation        $9,137,000     $7,871,000
Less: plan assets at
fair market value (1,198,000)    (448,000)
Unrecognized
transition
obligation        (6,597,000)    (6,985,000)
Unrecognized
net (gain) loss   (448,000)       570,000
Accrued postretirement
benefit cost      $894,000       $1,008,000

The following table summarizes the net postretirement benefit cost for 1995, 1994 and 1993:


                  1995           1994           1993
Service cost-benefits
earned during the
period            $167,000       $179,000       $158,000
Interest cost on accumulated
postretirement benefit
obligation        608,000        656,000        620,000
Less: return on plan
assets            (103,000)      (4,000)        0
Amortization of
transition
obligation        388,000        388,000        388,000
Deferred gain on plan
assets            7,000          4,000          0
Net postretirement
benefit costs     $1,067,000     $1,223,000     $1,166,000
Less: amounts charged
to construction   (182,000)      (212,000)      (132,000)
Net postretirement
benefit costs included
in operating
expenses          $885,000       $1,011,000     $1,034,000
Assumed discount
rate              7.75%          7.75%          7.5%
Assumed rate of
return on assets  9.0%           9.0%           9.0%

For measurement purposes, a 9 percent annual rate of increase in the per-capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 6 percent by 2019 and remain at that level thereafter. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $1,373,000 and increase the net periodic postretirement benefit cost for the year then ended by $172,000.

3 CONTINGENCIES

Certain legal actions are pending which may impact the Company.
In management's opinion, the ultimate resolution of these matters is not expected to materially affect the Company's financial position or operating results.

4 SHORT-TERM BORROWINGS

At December 31, 1995, the Company had bank credit arrangements of $3,850,000 in conventional lines of credit.
No borrowings were outstanding under the agreements. At December
31, 1994, the Company had borrowings of $6,300,000 with weighted average interest rate of 6.5%.

5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Temporary Investments   The fair value of these
investments is estimated based on quoted market prices for the same or similar issues and approximate the carrying amount.
Other Investments   The balance includes an investment in a
business park, community betterment projects and a retirement trust. The fair value of the investment in the business park and the community betterment projects are stated at the original cost of $500,000 and $43,000, respectively, due to the impracticability of estimating the market value. The fair value of the underlying instruments of the retirement trust is estimated based on quoted market prices for the same or similar issues. The investment in the trust is offset by a corresponding liability for future obligations in Other Non-Current Liabilities.
Notes Payable   Because of the short-term variable rates of
these borrowings, the carrying value approximates the fair value. Refer to Note 4 regarding short-term borrowings.
The Company had no notes payable outstanding at December 31,
1995.
Long-Term Debt   Most of the Company's long-term debt is not
publicly traded, therefore, a market price does not exist for these bonds. The fair value of long-term debt is estimated based upon market prices for comparable securities with similar maturities.
The difference in carrying amounts and fair values of financial instruments is not expected to result in a material impact on the Company's financial position or results of operations. Under the ratemaking principles followed by the PSC, any gain or loss on early refinancing of the Company's long-term debt would be used to reduce or increase the Company's rates over a prescribed amortization period.

                  Carrying       Fair
                  Amounts        Values
                            1995
Cash and temporary
investments       $6,489,000     $6,489,000
Other
investments       $1,727,000     $1,837,000
Long-term debt    $73,100,000    $80,837,000
                             1994
Cash and temporary
investments       $1,397,000     $1,400,000
Other
investments       $2,346,000     $2,300,000
Notes payable     $6,300,000     $6,300,000
Long-term debt    $53,100,000    $50,309,000

6 RATE MATTERS

The Company is subject to rate regulation by the PSC. Rates are established to enable the Company to recover its service costs and also to allow the Company an opportunity to earn a return on its investment. The Company currently applies SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, which recognizes the economic effects of rate regulation. Accordingly, the Company has recorded regulatory assets of $14.1 million and $13.4 million and regulatory liabilities of $7.3 million and $8.0 million at December 31, 1995 and 1994, respectively. The Company continually assesses the recoverability of its regulatory assets.
In 1993, the PSC approved annual increases of $275,000 in natural gas revenues and $876,000 in electric revenues, effective April 5, 1993 and July 5, 1993, respectively. Included in the 1993 order was a change in the accounting policies for pension, OPEB and deferred income tax expenses. Refer to Note 2 regarding pension and OPEB expenses and Note (c) in the Statements of Taxes regarding deferred income tax treatment.
In July and August 1993, the Company incurred approximately $1.1 million in costs as a result of flood conditions on the Missouri River and its tributaries. With PSC approval, the Company began amortizing these charges in November 1993 over a five-year period.

The Company expended approximately $1.1 million for the disposal of existing fly ash residue at the Lake Road facility. In accordance with the rate order issued by the PSC, these expenditures were deferred and expensed in 1993 and 1994.
In June 1994, the PSC ruled on an electric rate request increasing annual revenues by approximately $2.15 million (3.1%), effective June 15, 1994. The 1994 order required the Company to change its regulatory accounting policies for pension and OPEB expenses. Refer to Note 2 for discussion of accounting for pension and OPEB expenses.
The PSC approved an industrial steam rate request in October 1994, which increased annual revenues by $800,000 (12.2%), effective November 2, 1994.
The Company incurred approximately $1.3 million in costs to restore service to customers following an ice storm in December 1994. The PSC approved a request to defer and amortize the expenses over a five-year period, beginning in March 1995.
In February 1995, the PSC approved a stipulated agreement regarding the allocation of investments and expenses among the Company's three business segments. Revenue neutral to the Company, the agreement will annually reduce industrial steam revenue by $550,000 and increase electric and natural gas revenues by $500,000 and $50,000, respectively. In addition, electric rates were restructured among various classes. As a result, summer rates were increased to reflect higher seasonal production costs in the summer months, while winter rates were lowered. These revised tariffs were implemented on June 15, 1995.

7 LEASES

In April 1992, the Company entered into a 50-year capital lease agreement (36.4-year amortization) with six other regional utilities for a transmission line and related facilities. Utility Plant-Electric as of December 31, 1995, includes $2,512,000 for the net leased joint facilities.
The future minimum lease payments under the capital lease together with the present value of the net lease payments (obligations under the capital lease) are:

1996                             $215,000
1997                             215,000
1998                             215,000
1999                             215,000
2000                             215,000
Later years                      5,934,000
Total minimum lease
payments                         $7,009,000
Less: Amount representing
interest                         4,497,000
Present value of obligations
under capital leases             $2,512,000

The Company also entered into 50-year direct financing lease agreements (with amortizations ranging from 31 to 36.4 years) for terminal and associated leased joint facilities. The future minimum lease payments receivable together with the present value of net receivables under the leases are:

1996                             $123,000
1997                             123,000
1998                             123,000
1999                             123,000
2000                             123,000
Later years                      2,921,000
Total minimum lease payments
receivable                       $3,536,000
Less: Amount representing
interest                         2,490,000
Present value of net
receivables                      $1,046,000

8 SEGMENTS OF BUSINESS

The Company is a public utility engaged primarily in the business of generating and distributing electric energy in a 10-county area in Northwest Missouri. The Company also is engaged in the limited sale of natural gas and industrial steam. The following table sets forth certain information regarding the Company's segments of business.
                         1995        1994         1993
Operating Information (Years Ended December 31)
Operating Revenues:
Electric                 $81,994,000 $78,970,000 $75,690,000
Other                    11,527,000  11,812,000   12,849,000
                         $93,521,000 $90,782,000  $88,539,000
Pretax Operating Income:
Electric                 $18,931,000 $20,248,000  $10,496,000
Other                    1,341,000   501,000      190,000

                         $20,272,000 $20,749,000  $10,686,000
Other Information:
Depreciation Expense
Electric                 $9,526,000  $9,228,000   $8,922,000
Other                    496,000     606,000      592,000
                         $10,022,000 $9,834,000   $9,514,000
Utility Plant Expenditures
Electric                 $22,032,000 $12,950,000  $11,391,000
Other                    327,000     375,000      805,000
                         $22,359,000 $13,325,000  $12,196,000
Asset Information (at December 31)
Identifiable:
Electric                 $196,936,000$182,457,000 $174,053,000
Other                    10,550,000  10,481,000   9,855,000
                         $207,486,000$192,938,000 $183,908,000
Assets Not
Allocated (a)            11,844,000  6,761,000    7,782,000
                         $219,330,000$199,699,000 $191,690,000

(a) Principally includes investments, cash, prepayments and deferred charges.

9 QUARTERLY FINANCIAL DATA (UNAUDITED)
                 First        Second      Third      Fourth
                 Quarter      Quarter     Quarter    Quarter
                 1995
Operating
revenues        $22,800,000  $20,425,000 $29,743,000 $20,553,000
Operating
income           $3,585,000   $2,814,000  $7,530,000 $1,784,000
Net income       $2,804,000   $1,505,000  $6,218,000   $513,000
Weighted average
common shares
outstanding      $3,907,891   $3,906,369  $3,906,369 $3,906,369
Earnings per average
common share     $.72         $.39        $1.59      $.13
1994
Operating
revenues        $22,814,000  $22,701,000 $24,027,000$21,240,000
Operating income $3,022,000   $5,530,000  $4,488,000 $2,498,000
Net income       $2,002,000   $4,427,000  $3,365,000 $1,272,000
Weighted average
common shares
outstanding      $3,988,229   $3,955,358  $3,917,108 $3,907,891
Earnings per average
common share     $.50         $1.12       $.86       $.33


The quarterly data reflect seasonal variations common to the utility industry. The 1994 second quarter reflects the PSC rate order adjustment (refer to Note 2). The 1995 third and fourth quarters reflect the rate-design change ordered by the PSC (refer to Note 6) and a hotter than normal summer affected the third quarter.

 34
Summary of Financial Data
(unaudited)
                 1995         1994        1993       1992
STATEMENTS OF INCOME (Thousands)
Operating
Revenues         $93,521      $90,782     $88,539    $82,555
Operating
Expenses         77,808       75,244      76,291     69,150
Operating
Income           $15,713      $15,538     $12,248    $13,405
Other Income and
Deductions       882          (12)        131        234
Income Before Interest
Charges          $16,595      $15,526     $12,379    $13,639
Interest
Charges          5,555        4,460       4,457      4,681
Net Income       $11,040      $11,066     $7,922     $8,958
Preferred Stock Dividend
Requirements     0            0           0          0
Earnings Available for
Common Stock     $11,040      $11,066     $7,922     $8,958

COMMON STOCK DATA (Adjusted to reflect three-for-two split in
June 1987)
Earnings Per Share
Common Share     $2.83        $2.81       $1.98      $2.23
Dividends Paid
Per Share        $1.84        $1.80       $1.76      $1.72
Shares Outstanding -
Average          3,906,686    3,942,146   4,008,192  4,018,978
Return on Average Common
Equity (Percent) 13.9%        14.4%       10.4%      12.0%
Book Value Per
Share            $20.84       $19.86      $19.07     $18.84
Market Price at
Year-End         $35.500      $28.500     $29.000    $34.250
CAPITALIZATION (Percent)
Long-Term Debt   47.32        40.63       40.98      41.28
Preferred
Stock            0            0           0          0
Common Equity    52.68        59.37       59.02      58.72
Total            100.00       100.00      100.00     100.00
COVERAGE RATIOS
Pretax Interest  3.78         4.59        2.42       3.82
After Tax Interest
and Preferred
Dividend         2.90         3.43        2.75       2.88
MISCELLANEOUS FINANCIAL DATA (Thousands)
Construction Expenditures,
Excluding AFUDC  $21,781      $12,224     $12,483    $9,301
Utility Plant at
Original Cost    $300,966     $283,637    $276,376   $267,075
Summary of Operating Statistics   Electric
SALES REVENUES (Thousands)
Residential      $36,001      $32,791     $31,630    $28,334
Commercial       24,847       23,556      22,768     22,266
Industrial       18,352       17,325      18,286     18,312
Other            849          705         689        699
Total Retail Sales
Revenue          $80,049      $74,377     $73,373    $69,611
Sales for Resale
Revenue          $1,052       $3,661      $1,429     $412
SALES (MW-H)
Residential      593,881      562,148     564,885    505,047
Commercial       433,189      418,915     402,760    387,013
Industrial       440,176      431,468     447,859    438,230
Other            12,787       12,643      12,929     13,007
Total Retail
Sales            1,480,033    1,425,174  1,428,433  1,343,297
Sales for
Resale           68,769       222,185     91,645     27,355
RESIDENTIAL CUSTOMER DATA (Average)
Number of
Customers        53,900       53,424      53,250     53,037
Annual KW-h
Sales            11,018       10,522      10,608     9,523
Revenue   Cents
Per KW-h         6.06         5.83        5.60       5.61
SYSTEM DATA
System Requirements
(MW-h)           1,585,624  1,526,088    1,532,022   1,445,880
Load Factor
(Percent)        52.5         55.0        52.5       52.8
Net Peak Load(MW)345          317         333        312
System Capability
at Peak (MW)     417          439         434        422

 35
Summary of Financial Data
(unaudited)
                 1991         1990        1989       1988
STATEMENTS OF INCOME (Thousands)
Operating
Revenues         $89,580      $84,178     $83,917    $77,643
Operating
Expenses         74,888       69,977      69,297     62,788
Operating
Income           $14,692      $14,201     $14,620    $14,855
Other Income and
Deductions       (46)         147         467        613
Income Before Interest
Charges          $14,646      $14,348     $15,087    $15,468
Interest
Charges          4,856        4,133       4,409      4,756
Net Income       $9,790       $10,215     $10,678    $10,712
Preferred Stock Dividend
Requirements     0            0           0          0
Earnings Available for
Common Stock     $9,790       $10,215     $10,678    $10,712

COMMON STOCK DATA (Adjusted to reflect three-for-two split in
June 1987)
Earnings Per Share
Common Share     $2.44        $2.48       $2.45      $2.34
Dividends Paid
Per Share        $1.66        $1.60       $1.52      $1.40
Shares Outstanding -
Average          4,018,997   4,125,637  4,350,649    4,585,007
Return on Average Common
Equity (Percent) 13.5%        14.2%       14.6%      14.6%
Book Value Per
Share            $18.37       $17.62      $17.13     $16.51
Market Price at
Year-End         $33.875      $28.250     $23.875    $20.250
CAPITALIZATION (Percent)
Long-Term Debt   42.61        38.55       39.85      41.30
Preferred
Stock            0            0           0          0
Common Equity    57.39        61.45       60.15      58.70
Total            100.00       100.00      100.00     100.00
COVERAGE RATIOS
Pretax Interest
                 4.05         4.71        4.67       4.34
After Tax Interest and Preferred
Dividend         2.99         3.42        3.39       3.23
MISCELLANEOUS FINANCIAL DATA (Thousands)
Construction Expenditures, Excluding
AFUDC            $11,581      $12,144     $12,557    $6,476
Utility Plant at Original
Cost             $256,962     $245,834    $234,757  $221,610


Summary of Operating Statistics - Electric
SALES REVENUES (Thousands)
Residential      $31,154      $29,285     $28,079    $28,666
Commercial       22,487       22,138      21,842     21,296
Industrial       17,871       17,470      17,096     16,041
Other            687          684         696        702
Total Retail Sales
Revenue          $72,199      $69,577     $67,713    $66,705
Sales for Resale
Revenue          $5,439       $4,426      $4,835     $785

SALES (MW-H)
Residential      558,614      518,563     498,613    506,059
Commercial       394,647      386,117     383,071    369,761
Industrial       427,728      418,671     410,493    381,538
Other            12,804       12,796      13,027     13,238
Total Retail
Sales            1,393,793   1,336,147  1,305,204   1,270,596
Sales for
Resale           395,293      306,572     339,900    47,288
RESIDENTIAL CUSTOMER DATA (Average)
Number of
Customers        52,701       52,396      51,860     51,456
Annual KW-h
Sales            10,600       9,897       9,615      9,835
Revenue - Cents
Per KW-h         5.58         5.65        5.63       5.66
SYSTEM DATA
System
Requirements(MW-h)1,498,202   1,430,518   1,407,757   1,372,358
Load Factor
(Percent)        52.6         50.4        51.8       48.4
Net Peak Load(MW)325          324         310        323
System Capability
at Peak(MW)      416          391         381        361

Summary of Financial Data
(unaudited)
                 1987         1986        1985
STATEMENTS OF INCOME (Thousands)
Operating
Revenues         $77,400      $79,470     $77,463
Operating
Expenses         62,608       63,973      63,002
Operating
Income           $14,792      $15,497     $14,461
Other Income and
Deductions       912          806         976
Income Before Interest
Charges          $15,704      $16,303     $15,437
Interest
Charges          5,011        5,279       5,639
Net Income       $10,693      $11,024     $9,798
Preferred Stock Dividend
Requirements     13           235         560
Earnings Available for
Common Stock     $10,680      $10,789     $9,238

COMMON STOCK DATA (Adjusted to reflect three-for-two split in
June 1987)
Earnings Per Share
Common Share     $2.31        $2.33       $2.02
Dividends Paid
Per Share        $1.30       $1.22-1/3   $1.14-2/3
Shares Outstanding -
Average          4,626,601   4,626,761   4,570,706
Return on Average Common
Equity (Percent) 15.1%        16.4%       15.3%
Book Value Per
Share            $15.74       $14.74      $13.65
Market Price at
Year-End         $19.250      $24.625     $15.625
CAPITALIZATION (Percent)
Long-Term Debt   43.06        45.46       48.15
Preferred
Stock            0            1.37        3.12
Common Equity    56.94        53.17       48.73
Total            100.00       100.00      100.00
COVERAGE RATIOS
Pretax Interest
                 4.47         4.81        4.11
After Tax Interest and Preferred
Dividend         3.11         2.93        2.48
MISCELLANEOUS FINANCIAL DATA (Thousands)
Construction Expenditures, Excluding
AFUDC            $5,639       $7,456      $7,798
Utility Plant at Original
Cost             $215,533     $211,263    $209,108

Summary of Operating Statistics   Electric
SALES REVENUES (Thousands)
Residential      $28,711      $29,833     $28,969
Commercial       21,778       22,672      21,803
Industrial       15,973       16,175      16,126
Other            1,392        1,299       1,305
Total Retail Sales
Revenue          $67,854      $69,979     $68,203
Sales for Resale
Revenue          $1,294       $1,332      $182
SALES (MW-H)
Residential      464,656      455,259     445,741
Commercial       350,284      344,171     328,668
Industrial       352,382      330,138     328,546
Other            13,655       14,238      14,403
Total Retail
Sales            1,180,977   1,143,806   1,117,358
Sales for
Resale           88,112       93,042      9,756
RESIDENTIAL CUSTOMER DATA (Average)
Number of
Customers        51,205       51,137      50,992
Annual KW-h
Sales            9,074        8,903       8,741
Revenue   Cents
Per KW-h         6.18         6.55        6.50
SYSTEM DATA
System
Requirements(MW-h)1,300,870   1,275,971   1,238,020
Load Factor
(Percent)        49.7         52.0        52.0
Net Peak Load(MW)299          280         272
System Capability
at Peak (MW)     342          368         368

 36

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

Report of Independent Public Accountants
To the Shareholders of St. Joseph Light & Power Company:
We have audited the accompanying balance sheets and statements of capitalization of St. Joseph Light & Power Company (a Missouri corporation) as of December 31, 1995 and 1994, and the related statements of income, retained earnings, taxes and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Light & Power Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
As explained in the notes to the statement of taxes and footnote two of the financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.
ARTHUR ANDERSEN LLP
Kansas City, Missouri
January 26, 1996

- -38

Corporate information
CORPORATE OFFICES
520 Francis Street
Post Office Box 998
St. Joseph, Missouri 64502 0998
(816) 233 6434
(816) 387 6332 (fax)
1 800 367 4562
INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1500 Commerce Tower
Kansas City, Missouri 64199
STOCK LISTING AND PRINCIPAL MARKET
New York Stock Exchange
Eleven Wall Street
New York, New York 10005
Symbol: SAJ
COMMON STOCK TRANSFER AGENTS
AND REGISTRARS
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60690
ANNUAL SHAREHOLDERS MEETING
The annual meeting of shareholders will be at 9 a.m., Wednesday, May 15, 1996, at the Albrecht Kemper Museum of Art, 2818 Frederick Boulevard, St. Joseph, Missouri.
A proxy statement will be mailed to each shareholder approximately one month prior to the meeting, requesting the use of proxies at this meeting.
This report and financial statements contained herein are submitted for the general information of the security holders of St. Joseph Light & Power Company, and are not in connection with, or to induce, any sale or offer to sell or to buy any securities of the Company, or in connection with preliminary negotiations for such sale or purchase.