Form 10-K, Exhibit 13
period 1996-12-31
ST JOSEPH LIGHT & POWER CO
filed 1997-03-31
CIK 86251

Selected Financial Data

(In Thousands Except Per Share Data and Percentages)

The following table sets forth financial data regarding St.
Joseph Light & Power Company's financial position and operating results. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Annual Report.

Financial Data:       1996        1995        1994      1993     1992
Operating revenues  $95,869     $93,521     $90,782   $88,539   $82,555
Net income           10,357      11,040      11,066     7,922     8,958
Total assets        227,250     219,330     199,699   191,690   178,743
Long-term debt       73,100      73,100      53,100    53,100    51,215

Common stock data (adjusted to reflect two-for-one stock split in July 1996:)

Average shares
  outstanding         7,868      7,813        7,884      8,016    8,038
Earnings per average
  common share        $1.32      $1.41        $1.40      $ .99     $1.11
Dividends per common
  share               $ .94      $ .92        $ .90      $ .88     $ .86
Market price per
 common share at
 year-end            $15.375    $17.75       $14.25      $14.50   $17.125
Book value per
 common share at
 year-end             $10.87     $10.42       $9.93      $9.54      $9.42
Return on average
  common equity        12.4%       13.9%       14.4%      10.4%     12.0%


Liquidity and capital resources data:
Capital
 Expenditures, excluding
  AFUDC              $14,318    $21,781      $12,224    $12,483    $9,301
Percent of expenditures
  financed internally
  from operations        92%        58%          77%        86%      100%
AFUDC as a percent of
  net income              5%          4%          2%         3%        3%
Capitalization ratios
  Common equity          54%         53%         59%        59%       59%
  Long-term debt         46%         47%         41%        41%       41%



Common Stock Market Prices
                           High        Low
1995      First quarter  $16.938     $13.938
          Second quarter  15.750      13.875
          Third quarter   15.500      13.563
          Fourth quarter  18.250      14.875
1996      First quarter   $17.750     $16.063
          Second quarter  16.563      13.875
          Third quarter   16.875      14.000
          Fourth quarter  16.625      14.625

Dividends Paid on Common Stock

1995      First quarter   $.23
          Second quarter   .23
          Third quarter    .23
          Fourth quarter   .23
                          $.92

1996      First quarter   $.235
          Second quarter   .235
          Third quarter    .235
          Fourth quarter   .235
                          $.940


Management's Discussion and Analysis

GENERAL

The financial condition and operating results reflect the operations of St. Joseph Light & Power Company, a public utility, and its wholly owned subsidiary, SJLP Inc.
Collectively, these entities are referred to as the "Company." The Company is engaged primarily in the generation and distribution of electric energy, serving approximately 61,000 customers in northwest Missouri. It also sells natural gas in 15 communities in the northern part of its service area and industrial steam to six customers in St. Joseph. SJLP Inc. was formed in September
1996 to pursue investments in non-utility areas. Its operations were not material to the Company's financial position or results of operations.

As illustrated by Note 8, Segments of Business, in the Notes to Consolidated Financial Statements, the electric segment represents 96% of pretax operating income, 98% of utility plant expenditures and 95% of identifiable assets.
Since the electric segment is the major portion of the Company's business, the following discussion focuses primarily on it.

In August 1996, the Company reached agreement on new three-year contracts with its physical and clerical bargaining units. The agreements cover approximately two-thirds of the Company's approximately 350 employees.

RESULTS OF OPERATIONS
1996 vs. 1995

Earnings   Earnings per share totaled $1.32 in 1996,
compared to $1.41 in 1995. The decrease in earnings can be attributed to several factors: a partial year of a July
1995 rate-design change aided 1995 revenues, increased energy costs in 1996 and the gain on the sale of unit trains at the Iatan plant in 1995.

Electric Revenues 1996 electric operating revenues reached a record $83.5 million, increasing 2% from the $82.0 million reported in 1995. The growth in revenues is primarily attributable to increased sales. In addition, a full-year of the June 1995 allocation case price increase which was designed to increase annual electric revenues
$500,000 increased revenues for the 1996 period. The rate changes from the allocation case were designed to be revenue-neutral, increasing electric and gas and decreasing industrial steam revenues. A rate-design change effective
July 1995 increased electric summer rates and reduced winter rate prices. The less-than-full-year impact of the change added approximately $1.7 million to 1995 revenues.
The change, designed to be revenue-neutral to the company, reflects the seasonal difference in the cost of producing electricity.

Retail sales increased 3% to a record 1,529,465 megawatt-hours (mwh) in 1996, continuing the growth pattern of 1995 when sales increased 4%. Sales to all three customer
classes increased   residential, 3%; commercial, 4%; and
industrial, 3%. Weather conditions during the year boosted sales, especially to the residential class, with the commercial and industrial classes also benefiting from a growing economy.

The increase in sales for resale and related purchased power expense reflects the increase in demand from regional suppliers and energy marketers for low-cost power.

Industrial Steam Revenues   In 1996, industrial steam
revenues remained relatively stable despite a sales increase of 14% from the previous year. Revenues reflect a September 1995 rate decrease for a major customer and a full year of the June 1995 allocation case which was designed to reduce steam revenues by $550,000 annually .

Natural Gas Revenues   In the natural gas segment, retail
sales and revenues increased 14% and 20%, respectively. The increase in sales was primarily attributable to cooler than normal temperatures which increased heating requirements.
Revenues also were affected by higher unit gas prices which are passed on to the customer and a full year of the June
1995 allocation case price increase which was designed to increase annual gas revenues by $50,000. Partially offsetting the increase was a reduction in transportation services to industrial customers.

Fuel and Purchased Power   Total energy costs (fuel and
purchased power for system energy and resale) were $27.7 million for 1996, an increase of $2.8 million from 1995.
The increase was primarily attributable to increased system and resale requirements and higher per-unit prices for both fuel and purchased power.

The average unit cost of fuel rose to $1.131 per million
British thermal units (Btu) reflecting higher costs for all fossil fuels in 1996. This compares to an average unit fuel cost of $1.087 per million Btu in 1995.

Consistent with recent years, coal accounted for approximately 94% of the total fuel burned during the year.
The cost of coal burned increased 3% from $1.014 per million Btu in 1995 to $1.047 per million Btu in 1996.

The Company derived approximately 58% of its energy needs from the coal-fired Iatan plant. A Wyoming mine supplies low-sulfur coal to the plant under a 20-year contract, which expires in 2003. The coal is delivered by rail under an agreement which extends through 2000.

The Company met 26% of its energy needs through purchased power arrangements, as compared to 35% in 1995. The decrease is primarily a result of reduced purchases due to significantly higher unit prices for purchased energy, as higher demand from other areas of the country drove prices up. Purchased power fixed charges for firm and peaking capacity were $1.3 million for 1996 and $1.1 million in 1995.

The remainder of the Company's energy needs were supplied by the Lake Road units.

Other Operations   In 1996 other operating expenses
decreased $1.0 million to $18.4 million in comparison with 1995. The reduction was primarily attributable to decreased pension expense resulting from strong investment performance.

Maintenance   Maintenance expense for 1996 decreased $1.3
million reflecting the overhaul of a generating unit at the Lake Road plant in 1995.

Other Income and Deductions   The reduction in other income
is primarily due to the $.5 million net of tax gain from the sale of the Iatan unit trains in 1995.

1995 vs. 1994

Earnings   Earnings per share totaled $1.41 in 1995,
compared with 1994 earnings of $1.40. Several factors combined during the year which resulted in the earnings per share increase: weather extremes, a rate-design change, a full year of an electric price increase and the gain on the sale of the unit trains which deliver coal to the Iatan plant.

The 1994 earnings were boosted by a one-time adjustment ordered by the Missouri Public Service Commission (PSC) that reduced pension expense (refer to Note 2 in the Notes to Consolidated Financial Statements). Net income totaled
$11.0 million in 1995, compared with $11.1 million in 1994.

Electric Revenues   1995 electric operating revenues were
$82.0 million, an increase of 4% from 1994. The growth in 1995 revenues resulted from several factors:
     * weather extremes during both summer and winter increased sales, especially to residential customers;
     * the less-than-full-year impact of a rate-design change, ordered by the PSC in July 1995, which increased summer and
     * allocation case increase of $500,000 in annual revenues; effective June 15, 1995, and
     * a full-year's contribution from the electric price increase of 3% implemented in June 1994.

Retail sales totaled 1,480,033 mwh in 1995, a 4% increase
from the 1,425,174 mwh reported in 1994, while sales
revenues increased 8%. Sales to all three customer classes
increased   residential, 6%; commercial, 3%; and industrial
2%. Sales to industrial customers were affected by the closing during 1995 of an industrial plant which was also a steam customer.

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

Natural Gas Revenues   Gas sales remained relatively stable
in 1995. Revenues were down 8% from 1994 primarily due to lower unit gas prices which are passed on to customers.
Partially offsetting the reduction were increased transportation services to industrial customers and a June
15, 1995, allocation case price increase of $50,000.

Fuel and Purchased Power   Total energy costs (fuel and
purchased power for system energy and resale) were $24.9 million for 1995, $3.2 million less than the 1994 expense.
This decrease was the result of lower fuel costs and fewer sales for resale transactions. The amortization in 1994 of ash disposal expense at the Lake Road plant also contributed to the decline in costs in 1995.

Unit fuel costs were lower in 1995 at $1.087 per million
Btu, down from $1.204 per million Btu in 1994. The 1995 decrease resulted from lower prices for coal and gas.

Of the total fuel burned in 1995, 91% was coal, similar to the pattern of recent years. The cost of coal burned decreased from the $1.139 per million Btu in 1994 to $1.014 per million Btu in 1995.

The Iatan delivered unit price of coal was $14.65 per ton in 1995, compared with $15.17 in 1994. The unit price was lower in 1995 due to favorable spot market purchases and reduced freight expense. The older steel unit trains, which delivered coal to Iatan, were replaced through a lease agreement in 1995 with aluminum cars which are lighter and more efficient, thereby reducing freight costs.

The Iatan unit provided approximately 56% of the Company's overall energy needs in 1995, a decrease from 61% in 1994 .

The Company met 35% of its energy needs through purchased power arrangements in 1995 compared to 24% in 1994.
Purchased power fixed charges were $1.1 million for 1995 and $1.7 million for 1994.

The Lake Road units supplied the remainder of the Company's energy needs.

Other Operations   Expenses of other operations for 1995
increased $5.3 million in comparison to 1994. The increase was primarily due to a June 1994 PSC order that resulted in a one-time adjustment which reduced pension expense (refer to Note 2 in the Notes to Consolidated Financial
Statements).

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

Interest Charges   Interest expense on long-term debt
reflects an increase of about $1.3 million from 1994. This increase is the result of the issuance in March 1995 of $20 million of medium-term notes.

FUTURE OUTLOOK
Liquidity and Capital Resources   The Company's total
authorized capital stock includes 50 million shares of common stock, four million shares of cumulative preferred stock and two million shares of preference stock. The common shares reflect the two-for-one stock split which was effective July 15, 1996. Common equity was 54%, 53% and 59% of total capitalization in 1996, 1995 and 1994, respectively.

Financial coverages are at levels in excess of those required for the issuance of debt and preferred stock. The
Company currently holds an unsecured debt rating of A- from Standard & Poors.

At year-end, the Company had $6.5 million in cash and temporary investments, in addition to $5.5 million in unused conventional lines of credit.

Cash generated from operations remains strong. Over the last three years, operating cash flows have been $21.6 million, $19.3 million and $17.0 million, respectively. The
Company's pretax interest coverage was 3.59 for 1996.

The Company projects capital expenditures (net of allowance for funds used during construction [AFUDC]) of about $13.2 million for 1997. Capital expenditures, net of AFUDC, were $14.3 million, $21.8 million and $12.2 million, respectively for the last three years. Capital expenditures, net of AFUDC and including non-utility investments, for the five-year period ending in 2001 are projected to be approximately $87.4 million. The Company expects to finance these expenditures primarily through internally generated funds, supplemented by external financing as necessary.

The combined aggregate amount of maturities and payments for long-term obligations for the next five years is $5.9 million. See Note 7, Commitments and Contingencies, in
Notes to Consolidated Financial Statements.

Impact of Inflation   Under the ratemaking practices
followed by the PSC, only historical costs are recoverable in revenues. Assuming adequate and timely rate relief, the Company will recover the increases in cost of service caused by inflation.

Impact of Accounting Standards Changes   The Company will
adopt Statement of Position (SOP) 96-1, Environmental
Remediation Liabilities effective January 1, 1997. The statement provides guidance for the recognition and disclosure of environmental remediation liabilities. The adoption of SOP 96-1 is not expected to have a material impact on the Company's financial position or results of operations.

There were no accounting changes in 1996, 1995 or 1994 that had a material impact on the financial statements.

Rate Matters   The Company currently applies Statement of
Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, and accordingly, has recorded regulatory assets when appropriate. Management believes the Company will continue to have its rates approved and regulated by the PSC for the next several years. These rates are designed to enable the Company to recover its service costs and also allow an opportunity for the Company to earn a return on it toward deregulation of some or all aspects of the Company's business may require the Company to discontinue the application of SFAS No. 71 at a future date. The Company periodically reviews the criteria specified in SFAS No. 71 and believes this standard will continue to be applicable to the entire company for at least the next several years.

Environmental Issues   The Company is subject to various
environmental regulations, including those related to air and water quality, polychlorinated biphenyl, ash removal, underground storage tanks and asbestos. Routine testing and maintenance programs have been put in place to comply with these regulations.

The Company continues to plan and implement projects to meet the Phase II provisions of the Clean Air Act
Amendments of 1900 (CAAA) which establish standards for electric utilities to reduce certain emissions from coal-fired generating stations. Final compliance with this legislation becomes effective in 2000. Missouri's air quality law is in compliance with and does not contain requirements that are more stringent than the federal legislation.

While the Iatan plant meets current emissions standards, the Lake Road plant is undergoing modifications in order to meet the new requirements. In 1995, alterations to the plant's main generating unit were begun to allow for the use of low and medium-sulfur coal. In addition the electrostatic precipitator was modified and a continuous emissions monitoring system was installed. Projects completed in 1996 include modifications to the ash handling system.

According to regulations proposed by the Environmental
Protection Agency in December 1996, the Lake Road unit will be exempt from NOx control requirements due to the economics of applying controls to units under 155 mw.

The Company anticipates total future expenditures of approximately $7.4 million to meet the CAAA requirements.

Capacity   In July 1996, the Company concluded its search
to secure its future energy supply when it signed a long-term contract to purchase both capacity and energy beginning in mid-2000 and running through mid-2011.

In the first year of the contract, the Company will receive
60 mw of electricity. This will increase by 10 mw each year until it reaches 100 mw in 2004 and remains at that level for the remainder of the contract.

In total, the Company has contracts to purchase 50-70 mw of generating capacity from regional suppliers in the next five years. These contracts will provide the Company with the ability to economically provide for the growing demand in its service territory.

Transmission Access   The Federal Energy Regulatory
Commission (FERC) issued Order 888, Open Access
Transmission and Stranded Investment in April 1996 which requires public utilities to file open access tariffs. The
Company does not anticipate the order to have a material impact on its financial position or results of operations.

In addition, FERC issued order 889, Open Access/Same Time
Information System and Standards of Conduct in April 1996.
This order requires public utilities to separate their power and energy marketing functions from their transmission operation function no later than January 3, 1997. In November 1996, FERC granted the Company's request for a waiver of Order 889.

Competition/Deregulation   The Company is taking a
proactive stance in meeting the increasing competition within the industry. In early 1996, the Company's management concluded an extensive review of its strategic plan. The plan focuses on customer oriented activities designed to provide high levels of customer satisfaction while continuing to provide low-priced energy.

The 1992 Energy Policy Act promotes competition in the way electricity is transmitted and marketed. The Act provides for increased competition in the wholesale electric market by permitting FERC to order third party access to utilities' transmission systems (see "Transmission Access") and by liberalizing the rules of generating facility ownership. The opening up of the nation's transmission system is expected to increase the size of the market from which the Company buys and sells firm and non-firm
(wholesale) energy. This will increase the options for expanding markets. It is also management's belief that increased transmission access will increase the demand for available wholesale energy supply, and possibly result in higher purchased energy costs for the Company.

The Act also allows wholesale and industrial customers to pursue co-generation, retail wheeling or relocation to other service territories. At the present, there are no customer-owned co-generation projects on the Company's system. With no projected increase in the Company's current low energy prices, future co-generation projects are not anticipated.

The Company currently has no full-requirement wholesale customers. As a result, wholesale competition as being implemented today (no retail wheeling) is not expected to place the Company's retail customers at risk. Even if retail wheeling were to be implemented, the Company believes that its current low prices and the excellent power supply options available to the Company to meet future requirements will permit the Company to remain competitive in comparison to other regional suppliers.

While state law prohibits competing with rural electric cooperatives for existing customers, competition remains for new customers, especially industrial, in the rural areas of the state. To meet that competition, the Company has an economic development rate.

It is management's belief that maintaining its position as a low-cost provider of electricity, through a balance of capacity additions and purchased power, will allow the Company to remain a competitive supplier of electric energy and retain its customer base.

Forward-Looking Information    This report contains
information based on projections and estimates made by management which are difficult to predict and beyond the Company's control. Due to these risks and uncertainties, the actual results could differ materially from those anticipated.

Consolidated Statements of Income

Years ended December 31          1996            1995
Operating revenues:
  Electric - Retail sales
  and other                    $82,052,000     $80,942,000
  Sales for resale               1,447,000       1,052,000
  Other                         12,370,000      11,527,000
                                95,869,000      93,521,000
Operating Expenses
  Production fuel               17,821,000       14,539,000
  Purchased power -
    System energy                8,739,000        9,594,000
    Resale                       1,172,000          792,000
  Gas purchased for resale       3,376,000        2,746,000
  Other operations              18,402,000       19,435,000
  Maintenance                    8,446,000        9,788,000
  Depreciation                  10,474,000       10,022,000
  Taxes (See Statements):
    General                      6,511,000        6,333,000
    Income                       5,235,000        4,559,000
                                80,176,000       77,808,000

Operating Income                15,693,000       15,713,000

Other Income and Deductions:
  Allowance for equity funds
    used during construction       316,000          139,000
  Other, net                       155,000          743,000
                                   471,000          882,000
Income Before Interest Charges  16,164,000       16,595,000

Interest charges, net:
  Long-term debt                 5,850,000        5,558,000
  Interest on bank notes                 0          118,000
  Allowance for borrowed
    funds used during
    construction                  (215,000)        (269,000)
  Other                            172,000          148,000
                                 5,807,000        5,555,000
Net Income                     $10,357,000      $11,040,000
Weighted average common
  shares Outstanding             7,868,169        7,813,372

Earnings per average common
  share                             $1.32            $1.41


Years ended December 31            1994
Operating revenues:
  Electric - Retail
    sales and other            $75,309,000
  Sales for resale               3,661,000
  Other                         11,812,000
                                90,782,000

Operating expenses:
  Production fuel               17,470,000
  Purchased power -
    System energy                7,448,000
    Resale                       3,210,000
  Gas purchased for resale       3,296,000
  Other operations              14,153,000
  Maintenance                    8,262,000
  Depreciation                   9,834,000
  Taxes (See Statements):
  General                        6,360,000
  Income                         5,211,000
                                75,244,000
Operating income                15,538,000

Operating Income and deductions
  Allowance for equity funds
  used during construction         117,000
  Other, net                      (129,000)
                                   (12,000)
Income before interest
  charges                       15,526,000

Interest charges, net:
  Long-term debt                 4,261,000
  Interest on bank notes           182,000
  Allowance for borrowed
    funds used during
    construction                   (90,000)
  Other                            107,000
                                 4,460,000
  Net Income                   $11,066,000
Weighted average common
  shares outstanding             7,884,292
Earnings per average common
  share                             $1.40



Consolidated Balance Sheets

December 31                         1996              1995
ASSETS
Property, plant and equipment,
 at original cost:
  Electric utility plant        $298,995,000      $283,959,000
  Other                           10,006,000         9,625,000
                                 309,001,000       293,584,000
  Less - Reserves for
    depreciation                (147,539,000)     (140,391,000)
                                 161,462,000       153,193,000
  Construction work in
    progress                       4,589,000         7,505,000
                                 166,051,000       160,698,000
Other investments                  2,299,000         1,727,000

Current Assets:
  Cash and cash equivalents          688,000           287,000
  Temporary investments            5,823,000         6,202,000
  Accounts receivable, net
    of reserves of $232,000
    and $324,000                   7,719,000         7,568,000
  Accrued utility revenue          3,651,000         3,595,000
  Fuel, at average cost            2,961,000         4,015,000
  Materials and supplies,
    at average cost                5,546,000         5,500,000
  Prepayments and other            1,310,000         1,208,000
                                  27,698,000        28,375,000
Deferred charges:
  Debt expense (being
    amortized over term
    of debt)                       1,553,000         1,668,000
  Lease payments receivable        3,412,000         3,536,000
  Prepaid pension expense         11,151,000         8,836,000
  Regulatory assets               14,769,000        14,126,000
  Other                              317,000           364,000
                                  31,202,000        28,530,000
                                $227,250,000      $219,330,000

CAPITALIZATION AND LIABILITIES
Capitalization(See Statements):
  Common stock                  $ 33,816,000      $ 33,816,000
  Retained earnings               67,533,000        64,560,000
  Other paid-in capital              817,000           380,000
  Less - Treasury stock          (15,996,000)      (17,362,000)
                                  86,170,000        81,394,000
  Long-term debt                  73,100,000        73,100,000
                                 159,270,000       154,494,000
Current liabilities:
  Outstanding checks in
    excess of cash balances        3,035,000         2,523,000
  Accounts payable                 8,839,000         7,935,000
  Accrued income and
    general taxes                    511,000           722,000
  Accrued interest                 1,962,000         1,961,000
  Accrued vacation                 1,119,000         1,123,000
  Other                              423,000           395,000
                                  15,889,000        14,659,000

Non-current liabilities and
 deferred credits:
  Capital lease obligations        3,271,000         2,512,000
  Deferred income taxes           28,734,000        29,304,000
  Investment tax credit            4,503,000         4,911,000
  Accrued claims and
    benefits                       1,749,000         1,699,000
  Deferred interest                2,372,000         2,490,000
  Regulatory liabilities           9,417,000         7,287,000
  Other                            2,045,000         1,974,000
                                  52,091,000        50,177,000
Commitments and contingencies (Note 7)
                                $227,250,000      $219,330,000


Consolidated Statements of Capitalization
December 31                        1996           1995
Common equity:
  Common stock -
    authorized 25,000,000
    shares, without par
    value; issued
    9,252,748 shares            $33,816,000    $33,816,000
  Retained earnings              67,533,000     64,560,000
  Other paid-in capital
    (principally gain on
    issuance of treasury
    stock)                          817,000        380,000
  Less - Treasury stock, at
    cost, 1,326,272 and
    1,440,010 shares            (15,996,000)   (17,362,000)
                                 86,170,000     81,394,000

Long-term debt:
  First mortgage bonds -
    9.44% series due
      February 1, 2021           22,500,000     22,500,000
  Unsecured pollution
    control revenue bonds
    5.85% series due
    February 1, 2013              5,600,000      5,600,000
  Medium-term notes
    5.77% due December 8, 1998    5,000,000      5,000,000
    7.13% due November 29, 2013   1,000,000      1,000,000
    7.16% due November 29, 2013   9,000,000      9,000,000
    7.17% due December 1, 2023    7,000,000      7,000,000
    7.33% due November 30, 2023   3,000,000      3,000,000
    8.36% due March 15, 2005     20,000,000     20,000,000
                                 45,000,000     45,000,000
                                 73,100,000     73,100,000
  Total capitalization         $159,270,000   $154,494,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

Notes:
 (a) Common Stock: At December 31, 1996, there were
7,926,476 shares of common stock outstanding.

The St. Joseph Light & Power Company (the Company) has an
Automatic Dividend Reinvestment and Optional Cash Payment
Plan. Under this Plan common shares may be newly issued, reissued or purchased on the open market. At December 31, 1996, the Company had 298,492 shares of common stock reserved for this Plan.

In addition, the Company has 609,000 shares of stock reserved for its stock-based compensation plans. Refer to
Note 3 in the Notes to Consolidated Financial Statements.

On September 19, 1996, the Company adopted a new Rights
Agreement replacing the 1986 Rights Agreement which expired on December 4, 1996.

Under the agreement, the Company declared a dividend of one
Right for each share of common stock outstanding at the close of business on December 4, 1996, to be effective contemporaneously with the expiration of the 1986 Rights.
Each Right entitles the holder thereof to purchase one half share of common stock at a price of $35 per one-half share.
The Rights, which expire on December 4, 2006, have no voting rights.

The Rights are exercisable in the event of certain attempted business acquisitions. Exercising the Rights will cause substantial dilution to a person or group attempting to acquire the Company on terms not approved by the Company's board of directors. At December 31, 1996, there were 7,926,476 Rights outstanding.

(b) Long-Term Debt:
In March 1995, the Company issued $20 million of new debt under a medium-term note arrangement. The proceeds were used to reduce short-term debt with the remainder invested for future capital requirements and general corporate purposes. In June 1995, the Company replaced the secured pollution control revenue bonds with unsecured pollution control revenue bonds. The remaining series of first mortgage bonds is secured equally and ratably by a direct lien on substantially all fixed property and franchises now owned or hereafter acquired. The combined aggregate amount of maturities and unfulfilled sinking fund requirements for the next five years is $5 million for the retirement of the 5.77% medium-term note.

(c) Cumulative Preferred Stock:
Cumulative preferred stock, without par value, of 4,000,000 shares is authorized.

(d) Preference Stock:
Preference stock, without par value, of 2,000,000 shares is authorized.


Consolidated Statements of Retained Earnings

Years ended December 31                 1996           1995
Balance at beginning of year         $64,560,000    $60,708,000
Net Income                            10,357,000     11,040,000
                                      74,917,000     71,748,000
Less - Dividends on common
  stock of $.94, $.92
  and $.90 per share                  (7,384,000)    (7,188,000)
Balance at end of year               $67,533,000    $64,560,000


Consolidated Statements of Retained Earnings

Years ended December 31                 1994
Balance at beginning of year         $56,745,000
Net Income                            11,066,000
                                      67,811,000
Less - Dividends on common
  stock of $.94, $.92
  and $.90 per share                  (7,103,000)
Balance at end of year               $60,708,000



Consolidated Statements of Cash Flows
Years ended December 31               1996                1995
Cash flows from operating activities:
Net income                          $10,357,000    $11,040,000
  Adjustments to reconcile net income
  to net cash provided
  by operating activities:
    Depreciation                     10,474,000     10,022,000
    Gain from sale of unit
      coal trains                             0       (806,000)
  Pension expense                    (1,921,000)      (950,000)
  Other postretirement benefits          17,000         46,000
  Deferred taxes and investment
    tax credit                          768,000       (457,000)
  Allowance for equity funds
    used during construction           (316,000)      (139,000)
  Net changes in working capital
    items not considered  elsewhere:
    Accounts receivable and
      accrued utility revenue          (207,000)      (654,000)
    Fuel                              1,054,000       (183,000)
    Accounts payable and
      outstanding checks              1,416,000        356,000
    Accrued income and
      general taxes                    (211,000)      (116,000)
    Other, net                         (288,000)       715,000
  Net changes in regulatory
    assets and liabilities              (94,000)       278,000
  Net changes in other assets
    and liabilities                     563,000        164,000
  Net cash provided by
    operating activities             21,612,000     19,316,000

Cash flows from investing activities:
  Gross additions to plant          (15,188,000)   (22,359,000)
  Allowance for borrowed funds
    used during construction            215,000        269,000
  Investments                          (193,000)    (4,593,000)
  Proceeds from sale of unit
    coal trains                               0        931,000
  Other                                 101,000       (130,000)
  Net cash used in investing
    activities                      (15,065,000)   (25,882,000)

Cash flows from financing activities:
  Notes payable (decrease)
    increase                                 0      (6,300,000)
  Principal payments under
    capital lease obligations         (129,000)        (16,000)
  Long-term debt reacquired                  0      (5,600,000)
  Long-term debt issued                      0      25,600,000
  Common stock purchased               (17,000)        (50,000)
  Common stock issued                 1,384,000              0
  Dividends paid                     (7,384,000)    (7,188,000)
    Net cash provided by (used
      in) financing activities       (6,146,000)     6,446,000
Net increase (decrease) in
  cash and cash equivalents             401,000       (120,000)
Cash and cash equivalents at
  beginning of year                     287,000        407,000
Cash and cash equivalents at
  end of year                          $688,000       $ 287,000

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
  Interest                           $ 5,872,000    $ 5,275,000
  Income Tax                         $ 4,795,000    $ 5,257,000

Consolidated Statements of Cash Flows
Years ended December 31                               1994
Cash flows from operating activities:
  Net income                                      $ 11,066,000
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation                                     9,834,000
    Gain from sale of unit coal trains                       0
    Pension expense                                 (6,700,000)
    Other postretirement benefits                      452,000
    Deferred taxes and investment tax credit         2,418,000
    Allowance for equity funds used during
      construction                                    (117,000)
    Net changes in working capital items
      not considered elsewhere:
      Accounts receivable and accrued utility
       revenue                                         429,000
      Fuel                                          (1,002,000)
      Accounts payable and outstanding checks          840,000
      Accrued income and general taxes                 (49,000)
      Other, net                                      (288,000)
  Net changes in regulatory assets and
    liabilities                                        157,000
  Net changes in other assets and liabilities          (65,000)
    Net cash provided by operating activities       16,975,000

Cash flows from investing activities:
  Gross additions to plant                         (13,325,000)
  Allowance for borrowed funds used
    during construction                                 90,000
  Investments                                           39,000
  Proceeds from sale of unit coal trains                     0
  Other                                                 27,000
  Net cash used in investing activities            (13,169,000)

Cash flows from financing activities:
  Notes payable increase                             6,300,000
  Principal payments under capital
    lease obligations                                  (15,000)
  Long-term debt reacquired                                  0
  Long-term debt issued                                      0
  Common stock purchased                            (2,919,000)
  Common stock issued                                   68,000
  Dividends paid                                    (7,103,000)
    Net cash provided by (used in)
      financing activities                          (3,669,000)

Net increase (decrease) in cash and
  cash equivalents                                     137,000
Cash and cash equivalents at beginning of
  year                                                 270,000
Cash and cash equivalents at end of year              $407,000
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest                                        $4,146,000
    Income taxes                                    $3,484,000


Supplemental disclosure of non-cash financing activities: A capital lease obligation of $874,000 was incurred in 1996 when the Company entered into a lease agreement for computer equipment.


For the purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.



Consolidated Statements of Taxes
Years ended December 31           1996              1995

Components of income tax expense:
Taxes payable currently
  Federal                       $4,097,000     $4,838,000
  State                            403,000        766,000
                                 4,500,000      5,604,000
Provisions for deferred
  taxes (a)
    Depreciation and other
      plant-related
      differences (b)             252,000         (80,000)
    Pensions (c)                  948,000         429,000
  Other                           (24,000)       (394,000)
                                1,176,000         (45,000)
Amortization of investment
  tax credits                    (408,000)       (412,000)
    Total income tax expense    5,268,000       5,147,000
Less - Income tax applicable
  to nonutility operations (d)    (33,000)       (588,000)
    Income tax expense charged
      to utility operations     $5,235,000     $ 4,559,000

Reconciliation of income tax rates:
Statutory federal income
  tax rate                          35.0%          35.0%
Timing differences flowed
  through as required by
  regulators                        (.2)           (2.2)
Amortization of investment
  tax credit                       (2.6)          (2.6)
Amortization of excess
  deferred taxes                   (1.0)          (1.0)
State income taxes, net of
  federal income tax benefit        3.4            3.1
Other                               (.9)           (.5)
  Effective income tax
    rate (e)                       33.7%          31.8%

Components of general tax expense:
Real estate and personal
  property                     $2,629,000     $ 2,506,000
City license tax                2,681,000      2,658,000
Social Security and Medicare    1,050,000      1,037,000
Other                             151,000        132,000
  Total general tax expense   $ 6,511,000    $ 6,333,000


Components of income tax expense:                1994
Taxes payable currently
  Federal                                    $ 2,441,000
  State                                          397,000
                                               2,838,000
Provisions for deferred taxes (a)
  Depreciation and other
    plant-related differences (b)                105,000
  Pensions (c)                                 2,787,000
  Other                                          (53,000)
                                               2,839,000
Amortization of investment tax credits          (422,000)
  Total income tax expense                     5,255,000
Less - Income tax applicable to
  nonutility operations (d)                      (44,000)
    Income tax expense charged to
        utility operations                    $ 5,211,000

Reconciliation of income tax rates:
Statutory federal income tax rate                   34.0%
Timing differences flowed through as
  required by regulators                            (2.1)
Amortization of investment tax credit               (2.6)
Amortization of excess deferred taxes               (1.0)
State income taxes, net of federal income
  tax benefit                                        3.1
Other                                                 .8
  Effective income tax rate (e)                     32.2%

Components of general tax expense:
Real estate and personal property            $ 2,630,000
City license tax                               2,549,000
Social Security and Medicare                   1,050,000
Other                                            131,000
  Total general tax expense                  $ 6,360,000


Notes:
  (a) The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are established for the tax consequences of temporary differences by applying the expected tax rate to differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.

The Company has recorded regulatory assets and liabilities to account for the effect of expected future regulatory actions related to unamortized investment tax credits, income tax liabilities recorded at tax rates in excess of current rates and other items for which deferred taxes have not previously been provided.

The principal components of the Company's deferred income
tax balances at December 31, 1996 and 1995, consist of the
following:
                                1996              1995
Accelerated depreciation
  and other plant related
  differences                   $22,737,000       $22,146,000
Unamortized investment
  tax credits                    (3,060,000)       (3,317,000)
Regulatory assets                12,728,000        12,179,000
Regulatory liabilities           (6,356,000)       (3,970,000)
Other, net                        2,685,000         2,266,000
Net deferred tax Liabilities    $28,734,000       $29,304,000

(b) The Company has elected, for tax purposes, various accelerated depreciation methods allowed by the Internal
Revenue Code.

(c) The Missouri Public Service Commission (PSG) issued a
Report and Order in 1994 that required the Company to change its method of recognition of pension expense. In response to the rate order, the Company recorded a one-time adjustment reducing pension expense and eliminating a regulatory liability established as a result of a prior order. The tax effect was to increase deferred income taxes by $2.6 million.

(d) The tax effect of items applicable to nonutility operations is included in Other Income and Deductions.

(e) The effective income tax rate is computed by dividing total income tax expense on these statements by the sum of tax expense and net income.


1 Statement of Accounting Policies

PRINCIPLES OF CONSOLIDATION   The consolidated financial
statements include the accounts of St. Joseph Light & Power
Company, a public utility, and its wholly owned subsidiary, SJLP Inc. Collectively, these entities are referred to as the "Company." The Company is engaged principally in the production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas. The Company serves approximately 61,000 customers. SJLP Inc. was formed in September 1996 in order to pursue investments in non-utility areas. All significant intercompany transactions have been eliminated in consolidation.

Property, Plant and Equipment   Property, plant and
equipment is stated at original cost. These costs include payroll-related costs such as taxes, pensions and other fringe benefits and an allowance for funds used during construction (AFUDC).

Improvements to units of property are capitalized. Property units retired are charged to accumulated depreciation together with any related removal costs, net of salvage.
Maintenance costs and replacements of assets which do not constitute units of property are expensed as incurred.

Depreciation   Provisions for depreciation have been
computed on a straight-line basis by applying rates approved by the PSC to the classified account balances. The
Company's annual composite rate was 3.6% for 1996, 1995 and 1994.

Jointly Owned Iatan Plant   The Company has an agreement
with Kansas City Power and Light Company and The Empire
District Electric Company for joint ownership of a coal-burning generating plant at Iatan, Missouri. The Company's share of operating expenses for Iatan is included in operating expenses in the Consolidated Statements of Income. The amounts below represent the Company's 18% interest in the 670-megawatt unit.

December 31
                                 1996           1995
Electric utility plant        $61,193,000    $60,534,000
Reserves for depreciation      31,515,000     29,667,000

Revenue Recognition   Revenues relating to service rendered
but unbilled are recognized in the period the service is provided.

Accounting policies   The preparation of financial
statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 1997, the Company will adopt the provisions of Statement of Position (SOP) 96-1,
Environmental Remediation Liabilities. This Statement provides authoritative guidance for recognition, measurement, display and disclosure of environmental remediation liabilities in financial statements. SOP 96-1 is not expected to have a material impact on the Company's financial position or results of operations upon adoption.

Restatements And Reclassifications   All common share
information for prior periods has been restated to give retroactive effect to a two-for-one stock split which became effective July 15, 1996. Certain reclassifications have been made in the financial statements to enhance comparability.

2 Benefit Plans

Pension Plans   The Company has two non-contributory
defined-benefit pension plans, one for bargaining and one for non-bargaining employees, covering all employees with one year or more of continuous service. Benefits for both plans are based on years of service and compensation, utilizing the final average pay plan benefit formula. The
Company's funding policy is to comply with the minimum funding requirements of the Employee Retirement Income
Security Act.

In 1994, the PSC issued a Report and Order that required the Company to recognize pension expense on an accrual basis. Prior to that order, the Company was required to record pension expense on a cash basis, with a resulting regulatory liability. In 1994, the Company eliminated the previously recorded regulatory liability.
Net pension credits, including amounts capitalized, are:

                                   1996           1995
Service cost-benefits earned
     during the period             $777,000       $755,000
Interest cost on projected
     benefit obligation            2,053,000      2,000,000
Less: Actual return on plan
     assets                       (6,754,000)   (10,619,000)
Less: Amortization of
     transition asset               (431,000)      (431,000)
Amortization of prior service
     cost                            138,000        134,000
Deferred gain (loss) on plan
     assets                        1,903,000       7,016,000
Regulatory adjustments


Net pension credits               (2,314,000)     (1,145,000)
Less: Amounts credited
      to construction                393,000         195,000

Net pension credits included
      in operating expenses      $(1,921,000)      $(950,000)

Assumed discount rate                  7.75%          7.75 %
Assumed average increase in
      future compensation               4.3%           4.3  %
Assumed rate of return on
     assets                             9.0%           9.0  %


                                                  1994
Service cost-benefits earned
     during the period                           $765,000
Interest cost on projected
     benefit obligation                         1,913,000
Less: Actual return on plan assets                319,000
Less: Amortization of
     transition asset                            (431,000)
Amortization of prior service cost                134,000
Deferred gain (loss) on plan assets             (4,369,000)
Regulatory adjustments                          (6,022,000)

Net pension credits                             (7,691,000)
Less: Amounts credited
      to construction                              991,000

Net pension credits included
      in operating expenses                     $(6,700,000)


Assumed discount rate                              7.75 %
Assumed average increase in
      future compensation                           4.3  %
Assumed rate of return on assets                    9.0  %

The funded status of the pension plans at December 31 is
shown below:
                                    1996           1995
Actuarial present value of
     accumulated plan benefits:
     Vested                      $22,988,000    $22,140,000
     Non-vested                      639,000        737,000

     Accumulated benefit
     obligation                  $23,627,000    $22,877,000
Plan assets at fair market
     value                       $53,813,000    $48,987,000
Less: Projected benefit
     obligation                  (27,544,000)   (26,884,000)


Plan assets in excess of
     projected benefit
     obligation                   26,269,000     22,103,000
Less: Unrecognized transition
     asset                        (2,156,000)    (2,587,000)
Unrecognized prior service cost    1,240,000      1,323,000
Less: Unrecognized net gain      (14,202,000)   (12,003,000)

     Prepaid pension expense     $11,151,000    $8,836,000

The assets of the plans consist primarily of common stocks, corporate bonds, United States government securities, collective investment trust funds and commingled employee benefit trust funds.

Retirement Savings Plan   The Company has a Retirement
Savings Plan under Section 401(k) of the Internal Revenue
Code. The plan covers all regular full-time employees with one year or more of service. Under this plan, eligible employees may defer and contribute a portion of current compensation in order to provide retirement benefits. The
Company makes a matching contribution of 25% of employee contributions, up to 6% of compensation, on a monthly basis. Discretionary matching contributions up to an additional 25% may be made based on an incentive formula.
The Company made contributions of $377,000 for 1996, $369,000 for 1995 and $366,000 for 1994 .

Postretirement Benefit Plan   In addition to providing
pension benefits, the Company provides certain postretirement medical and life insurance benefits.
Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while working for the Company and have 10 years of service.
Employees hired after December 31, 1992, are not eligible for postretirement life insurance benefits.

The Company accounts for other postemployment benefits
(OPEB) pursuant to SFAS No. 106, Employers' Accounting for
Postretirement Benefits other than Pensions, which requires the accrual of the actuarially determined costs for life insurance and medical benefits during an employee's period of service. In accordance with the standard, the Company is amortizing the estimated unfunded accumulated obligation at January 1, 1993, of $7,761,000 (transition obligation) over
20 years.

In 1994 the PSC ordered the Company to account for OPEB costs on an accrual basis for ratemaking purposes. The ruling did not change the Company's financial policy of accounting for OPEB expenses on an accrual basis as required under SFAS No. 106. However, the ruling permits the accrual level of expenses to be recoverable in revenues.

In addition, the 1994 order required the Company to externally fund the obligation. The Company established
Voluntary Employees' Beneficiary Association trusts in
October 1994 which cover both active and retired employees.

The following table summarizes the net postretirement
benefit costs for 1996, 1995 and 1994:
                                        1996           1995
Service cost-benefits
     earned during the period         $213,000       $167,000
Interest cost on accumulated
     postretirement benefit
     obligation                        707,000        608,000
Less: Return on plan assets           (161,000)      (103,000)
Amortization of
     transition obligation             388,000        388,000
Deferred gain on plan assets            42,000          7,000

Net postretirement
     benefit costs                   1,189,000       1,067,000
Less: Amounts charged to
     construction                     (202,000)      (182,000)

Net postretirement
     benefit costs included
     in operating expenses            $987,000        $885,000



Assumed discount rate                      7.75%     7.75%
Assumed rate of return
     on assets                              9.0%      9.0%

                                                    1994
Service cost-benefits
     earned during the period                     $179,000
Interest cost on accumulated
     postretirement benefit
     obligation                                     656,000
Less: Return on plan assets                          (4,000)
Amortization of
     transition obligation                          388,000
Deferred gain on plan assets                          4,000

Net postretirement
     benefit costs                                 1,223,000
Less: Amounts charged to
     construction                                   (212,000)

Net postretirement
     benefit costs included
     in operating expenses                         $1,011,000



Assumed discount rate                                  7.75%
Assumed rate of return on assets                       9.0%


The following table summarizes the status of the Company's postretirement benefit plan and the related amounts included in the Consolidated Balance Sheets at December 31:
                                     1996           1995
Accumulated postretirement
     benefit obligation:
     Retirees                       $4,343,000     $4,413,000
     Other fully
          eligible participants      1,175,000      1,496,000
     Other active participants       2,463,000      3,228,000

Total benefit obligation             7,981,000      9,137,000
Plan assets at fair
          market value              (1,955,000)    (1,198,000)
Unrecognized transition
          obligation                (6,183,000)    (6,597,000)
Unrecognized net
          gain (loss)                1,088,000       (448,000)


Accrued postretirement
     benefit cost                     $931,000       $894,000


For measurement purposes, an 8 percent annual rate of increase in the per-capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 6 percent by 2020 and remain at that level thereafter. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $1,373,000 and increase the net periodic postretirement benefit cost for the year then ended by $145,000.

3 Stock-Based Compensation Plans
In May 1996, the shareholders approved a long-term stock incentive plan for non-employee directors (the Plan). Under the Plan, non-employee directors are automatically granted restricted stock and non-qualified options to purchase shares of common stock. The Company reserved 300,000 shares of stock for issuance pursuant to the Plan. In May 1996, the Company awarded 11,000 shares of restricted stock and granted options for 106,000 shares at $15.125 per share, the fair-market value on the date of grant. Compensation of $166,000 for the restricted stock portion was expensed in 1996. All options remain outstanding at year-end and are exercisable in full from the date of grant through ten years after the date of grant.

The Company accounts for the option feature of the Plan under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for this plan been recorded consistent with SFAS No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $473,000 and earnings per share reduced by $0.04 for the year ended December 31, 1996. The fair value of each option on the date of grant was estimated at $4.46 per share using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.85 percent; expected dividend yield of
3.0 percent; expected life of ten years; and expected volatility of 19 percent.

The shareholders in 1994 adopted a long-term incentive plan for officers and certain other key employees. This plan provides for overlapping three-year performance cycles with stock awards established on the first day and earned on the last day of each performance cycle. The Company reserved
320,000 shares of stock for issuance pursuant to this plan.
Compensation of $14,000, $188,000 and $61,000 was expensed under this plan in 1996, 1995 and 1994, respectively.

4 Short-Term Borrowings
At December 31, 1996, the Company had bank credit arrangements of $5,500,000 in conventional lines of credit.
No borrowings were outstanding under the agreements at December 31, 1995 or 1996.

5 Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Temporary Investments   The fair value of these
investments is estimated based on quoted market prices for the same or similar issues and approximate the carrying amount.

Other Investments   The balance includes investments in
convertible preferred stock of a non-publicly traded company, a loan to a business park, community betterment projects and a retirement trust. The fair value of the investments in the preferred stock, the business park and the community betterment projects are stated at the original cost of $200,000, $500,000 and $73,000, respectively, due to the impracticability of estimating the market value. The fair value of the underlying instruments of the retirement trust is estimated based on quoted market prices for the same or similar issues. The investment in the trust is offset by a corresponding liability for future obligations in Other Non-Current Liabilities.

Long-Term Debt   Most of the Company's long-term debt is
not publicly traded; therefore, a market price does not exist for these bonds. The fair value of long-term debt is estimated based upon market prices for comparable securities with similar maturities.

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

                                   Carrying       Fair
                                   Amounts        Values
                                             1996
Cash and temporary investments     $6,511,000     $6,524,000
Other investments                   2,299,000      2,413,000
Long-term debt                     73,100,000     78,154,000
                                             1995
Cash and temporary investments     $6,489,000     $6,489,000
Other investments                   1,727,000      1,837,000
Long-term debt                     73,100,000     80,837,000

6 Rate Matters
The Company is subject to rate regulation by the PSC. Rates are established to enable the Company to recover its service costs and also to allow the Company an opportunity to earn a return on its investment. The Company currently applies SFAS No. 71, Accounting for the Effects of Certain
Types of Regulation, which recognizes the economic effects of rate regulation. The continued applicability of SFAS No.
71 is continually reviewed based on the current regulatory environment. While national developments indicate the industry may become more competitive, there are no proceedings at the state level to open the markets to greater competition. Therefore, the Company continues to believe the utilization of SFAS No. 71 is still appropriate. Accordingly, the Company has recorded regulatory assets and liabilities on the Consolidated
Balance Sheets, consisting primarily of deferred taxes as noted in Note (a) to Consolidated Statements of Taxes.

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

In February 1995, the PSC approved a stipulated agreement regarding the allocation of investments and expenses among the Company's three business segments. Revenue neutral to the Company, the agreement was designed to annually reduce industrial steam revenue by approximately $550,000 and increase electric and natural gas revenues by $500,000 and $50,000, respectively. In addition, electric rates were restructured among various classes. Summer rates were increased to reflect higher seasonal production costs in the summer months, while winter rates were lowered. These revised tariffs were implemented on June 15, 1995.

The Federal Energy Regulatory Commission (FERC) issued
Order 888, Open Access Transmission and Stranded
Investments, in April 1996, requiring electric utilities to open their transmission lines to other wholesale buyers and sellers. In response to this order, the Company filed open access transmission tariffs. It is the Company's belief that this order will not have a material impact on the Company's financial position and results of operations. In
April 1996, FERC also issued Order 889, Open Access/Same
Time Information System and Standards of Conduct, which among other provisions, requires public utilities to separate their power and energy marketing functions from their transmission operations. In November 1996, FERC granted the Company's request for waiver of these provisions.

7 Commitments and Contingencies
Leases   In April 1992, the Company entered into a 50-year
capital lease agreement (36.4-year amortization) with six other regional utilities for a transmission line and related facilities. Electric utility plant as of December
31, 1996, includes $3,271,000 for the leased joint facilities and other property acquired under capital leases.

The future minimum lease payments under the capital leases
together with the present value of the net lease payments
(obligations under the capital leases) are:
     1997                               $    426,000
     1998                                    426,000
     1999                                    426,000
     2000                                    426,000
     2001                                    267,000
     Later years                           5,750,000

     Total minimum lease payments          7,721,000
     Less: Amounts representing interest   4,450,000

     Present value of obligations
          under capital leases          $  3,271,000


The Company also entered into 50-year direct financing lease agreements (with amortizations ranging from 31 to 36.4 years) for terminal and associated leased joint facilities. The future minimum lease payments receivable together with the present value of net receivables under the leases are:

     1997                               $    123,000
     1998                                    123,000
     1999                                    123,000
     2000                                    123,000
     2001                                    123,000
     Later years                           2,797,000

     Total minimum lease payments
          receivable                       3,412,000
     Less: Amounts representing interest   2,372,000

     Present value of net
          receivables                   $  1,040,000

OTHER Commitments   The Company's capital budget for 1997
is approximately $13,623,000. The five-year capital budget is estimated to be $88,784,000, including AFUDC and non-utility investments.

The Company has entered into long-term contracts to purchase generating capacity and fossil fuels. Minimum annual amounts to be purchased under these contracts approximate $6,559,000, $6,761,000, $7,570,000, $9,514,000 and $11,603,000 for each of the next five years, respectively.

ENVIRONMENTAL CONTINGENCIES   The Company is required to
meet various environmental regulations governing air and water standards. In order to meet the requirements of Phase
II of the Clean Air Act Amendments which become effective in 2000, the Company anticipates future expenditures of approximately $7.4 million at the Lake Road plant.

OTHER CONTINGENCIES   Certain legal actions are pending
which may impact the Company. In management's opinion, the ultimate resolution of these matters is not expected to materially affect the Company's financial position or operating results.

8 Segments of Business
The Company is principally a public utility engaged
primarily in the business of generating and distributing electric energy in a 10-county area in northwest Missouri. The Company also is engaged in the limited sale of natural gas and industrial steam. The following table sets forth certain information regarding the Company's segments of business.
                                   1996           1995
Operating information (years ended December 31)
     Operating revenues:
          Electric                 $83,499,000    $81,994,000
          Other                     12,370,000     11,527,000
                                   $95,869,000    $93,521,000

     Pretax operating income:
          Electric                 $20,073,000    $18,931,000
          Other                        855,000      1,341,000
                                   $20,928,000    $20,272,000


     Other information:
          Depreciation expense
               Electric            $ 9,975,000    $ 9,526,000
               Other                   499,000        496,000
                                   $10,474,000    $10,022,000

          Utility plant expenditures
               Electric            $14,864,000    $22,032,000
               Other                   324,000        327,000
                                   $15,188,000    $22,359,000

Asset information (at December 31)
     Identifiable:
          Electric                 $204,372,000   $196,936,000
          Other                      10,189,000     10,550,000
                                   $214,561,000   $207,486,000
     Assets not allocated (a)        12,689,000     11,844,000
                                   $227,250,000   $219,330,000

(a) Principally includes investments, cash and deferred charges.


                                                  1994
Operating information (years ended December 31)
     Operating revenues:
          Electric                                $78,970,000
          Other                                    11,812,000
                                                  $90,782,000

     Pretax operating income:
          Electric                                $20,248,000
          Other                                       501,000
                                                  $20,749,000
     Other information:
          Depreciation expense
               Electric                           $9,228,000
               Other                                 606,000
                                                  $9,834,000

          Utility plant expenditures
               Electric                           $12,950,000
               Other                                  375,000
                                                  $13,325,000

Asset information (at December 31)
     Identifiable:
          Electric                                $182,457,000
          Other                                     10,481,000

                                                  $192,938,000
     Assets not allocated (a)                        6,761,000
                                                  $199,699,000

(a) Principally includes investments, cash and deferred charges.

9 Quarterly Financial Data (Unaudited)
                                   First          Second
                                   Quarter        Quarter
                                             1996
Operating revenues                 $23,619,000    $22,937,000
Operating income                     3,540,000      3,829,000
Net income                           2,142,000      2,494,000
Weighted average common shares
     outstanding                     7,822,158      7,851,217
Earnings per average common
     share                             $.27             $.32
                                             1995
Operating revenues                  $22,800,000    $20,425,000
Operating income                      3,585,000      2,814,000
Net income                            2,804,000      1,505,000
Weighted average common shares
     outstanding                      7,815,782      7,812,738
Earnings per average common
     share                             $.35              $.19


                                   Third          Fourth
                                   Quarter        Quarter
                                             1996
Operating revenues                  $27,304,000    $22,009,000
Operating income                      6,596,000      1,728,000
Net income                            5,260,000        461,000
Weighted average common shares
     outstanding                      7,885,649      7,913,133
Earnings per average common
     share                             $.67             $.06
                                             1995
Operating revenues                  $29,743,000    $20,553,000
Operating income                      7,530,000      1,784,000
Net income                            6,218,000        513,000
Weighted average common shares
     outstanding                      7,812,738      7,812,738
Earnings per average common
     share                              $.80            $.07



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

Larry J. Stoll
Vice president-Finance, Treasurer and Assistant Secretary



Report of Independent Public Accountants


To the Shareholders of St. Joseph Light & Power Company:
We have audited the accompanying consolidated balance sheets and statements of capitalization of St. Joseph Light & Power
Company (a Missouri corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, taxes and cash flows for each of the three years in the period ended
December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Light & Power Company and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with general accepted accounting principles.

ARTHUR ANDERSON LLP
Kansas City, Missouri
January 23, 1997



DIRECTORS

*  JOHN P. BARCLAY JR., 67
   Chairman, President and Chief Executive Officer
   Wire Rope Corporation of America, Inc.
   (Manufacturer and distributor of wire rope and wire rope
         products)
   St. Joseph, Missouri
   Director since 1974.

*  DANIEL A. BURKHARDT, 49
   General Partner
   The Jones Financial Companies
   (Investment banking and retail securities firm)
   St. Louis, Missouri
   Director since 1988.

   RICHARD M. BURRIDGE, 68
   President
   The Burridge Group Inc.
   (Money manager)
   Chicago, Illinois
   Director since 1987.

   JAMES P. CAROLUS, 46
   President
   Hillyard Industries, Inc.
   (Manufacturer of maintenance cleaning products)
   St. Joseph, Missouri
   Director since 1989.

*  WILLIAM J. GREMP, 54
   Managing Director and
   Senior Vice President
   First Union Capital
   Markets Group
   (Banking)
   Charlotte, North Carolina
   Director since 1995.

   DAVID W. SHINNEMAN, 58
   President
   Shinneman Management Co.
   (Operator of McDonald's restaurants)
   St. Joseph, Missouri
   Director since 1994.


*  ROBERT L. SIMPSON, 63
   General Partner
   St. Joseph Riverboat Partners
   (Riverboat casino)
   St. Joseph, Missouri
   Director since 1983.

   GERALD R. SPRONG, 63
   President and Chief Executive Officer
   The Morris Plan Company of St. Joseph
   (Financial management and lending)
   St. Joseph, Missouri, and

   Director, President and Chief Executive Officer
   First Savings Bank, F.S.B.
   (Banking)
   Manhattan, Kansas, and

   President and Chief Executive Officer
   Noble Properties of Iowa, L.L.C.
   (Ownership & management of hotels)
   Des Moines, Iowa
   Director since 1976.

   TERRY F. STEINBECKER, 51
   President and Chief Executive Officer
   St. Joseph Light & Power Company
   St. Joseph, Missouri
   Director since 1985.

OFFICERS

   TERRY F. STEINBECKER, 51
   President and Chief Executive Officer

   GARY L. MYERS, 43
   Vice President, General Counsel and Secretary

   LARRY J. STOLL, 44
   Vice President - Finance, Treasurer and Assistant
   Secretary

   JOHN A. STUART, 43
   Vice President - Customer Service & Energy Delivery

   DWIGHT V. SVUBA, 54
   Vice President - Energy Supply



*  Member of Audit Committee



STRATEGIC INTENT
Northwest Missouri's Energy Choice

STRATEGIC PRINCIPLES
*Increase the level of service to our customers.
*Provide low-cost energy to our customers.
*Provide a competitive return to our shareholders.
*Manage the resources of each business to maximize its potential, recognizing its unique regulatory and market characteristics.
*Promote a culture of teamwork, empowerment, and
 recognition that challenges employees to be successful.
*Respect the environment.
*Enhance the economic vitality and the quality of live of Northwest Missouri.


CORPORATE INFORMATION

CORPORATE OFFICES
520 Francis Street
Post Office Box 998
St. Joseph, Missouri 64502-0998
(816) 387-6434
(816) 387-6332 (fax)
1-800-367-4562
http://www.sjlp.com
email: invrel@sjlp.com

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1500 Commerce Tower
Kansas City, Missouri 64199

STOCK LISTING AND PRINCIPAL MARKET
New York Stock Exchange
Eleven Wall Street
New York, New York 10005
Symbol:  SAJ

COMMON STOCK TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60690

ANNUAL SHAREHOLDERS MEETING

   The annual meeting of shareholders will be at 9 a.m., Wednesday, May 21, 1997, at the Albrecht-Kemper Museum of
Art, 2818 Frederick Boulevard, St. Joseph, Missouri.

Form 10-K

A copy of the Annual Report to the Securities and Exchange
Commission, Form 10-K, will be furnished without charge to any shareholder upon contacting:

St. Joseph Light & Power Company
Investor Relations Department
520 Francis Street
Post Office Box 998
St. Joseph, Missouri 64502-0998


    This report and financial statements contained herein are submitted for the general information of the security holders of St. Joseph Light & Power Company, and are not in connection with, or to induce, any sale or offer to sell or to buy any securities of the Company, or in connection with preliminary negotiations for such sale or purchase.