Form 10-K405, Exhibit 13
period 1997-12-31
ST JOSEPH LIGHT & POWER CO
filed 1998-03-24
CIK 86251

EXHIBIT 13

              SELECTED FINANCIAL INFORMATION
   (IN THOUSANDS EXCEPT PER SHARE DATA AND PERCENTAGES)

The following table sets forth financial data regarding
St. Joseph Light & Power Company's financial position and oeprating results. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of
Operations, and the Consolidated Financial Statements and Notes thereto, appear elsewhere in this Annual
Report.


                                       1997       1996        1995         1994        1993
FINANCIAL DATA:
Operating revenues                   $116,165    $ 95,869    $ 93,521    $ 90,782     $ 88,539
Net income                             10,840      10,357      11,040      11,066        7,922
Total assets                          243,769     227,250     219,330     199,699      191,690
Long-term obligations                  71,837      76,371      75,612      55,627       55,642

COMMON STOCK DATA:
(adjusted to reflect two-for-one
 stock split in July 1996)
Weighted average shares outstanding     7,989       7,868       7,813       7,884        8,016
Basic and diluted earnings per
  average common share                  $1.36       $1.32       $1.41       $1.40        $ .99
Dividends per common share              $ .96       $ .94       $ .92       $ .90        $ .88
Market price per common share at       $17.75     $15.375      $17.75      $14.25       $14.50
  year-end
Book value per common share at         $11.34      $10.87      $10.42      $ 9.93       $ 9.54
  year-end
Return on average common equity         12.2%       12.4%      $13.9%       14.4%        10.4%

LIQUIDITY AND CAPITAL RESOURCES
  DATA:
Capital -
  Expenditures, excluding AFUDC      $ 14,346    $ 14,318    $ 21,781    $ 12,224     $ 12,483
  Percent of expenditures financed
    internally from operations            79%         92%         58%         77%          86%
  AFUDC as a percent of net income         2%          5%          4%          2%           3%
Capitalization ratios -
  Common equity                           57%         54%         53%         59%          59%
  Long-term debt                          43%         46%         47%         41%          41%



 (Adjusted to reflect two-for-one stock split in July 1996)

COMMON STOCK MARKET PRICES
                                  HIGH                   LOW

1996 First quarter             $17.750               $16.063
     Second quarter             16.563                13.875
     Third quarter              16.875                14.000
     Fourth quarter             16.625                14.625

1997 First quarter             $16.625               $15.000
     Second quarter             17.250                15.375
     Third quarter              16.750                15.563
     Fourth quarter             17.938                16.313

DIVIDENDS PAID ON COMMON STOCK

1996 First quarter               $.235
     Second quarter               .235
     Third quarter                .235
     Fourth quarter               .235
                                 -----
                                 $.940

1997 First quarter                $.24
     Second quarter                .24
     Third quarter                 .24
     Fourth quarter                .24
                                  ----
                                  $.96

              MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

The financial condition and operating results reflect the operations of St. Joseph Light & Power Company, a public utility, and its wholly owned subsidiary, SJLP Inc. and its subsidiary, Percy Kent Bag Co., Inc. (Percy Kent). Collectively, these entities are referred to as the "Company." The Company is engaged primarily in the generation and distribution of electric energy, serving approximately 62,000 customers in northwest Missouri. It also sells natural gas in 15 communities in the northern part of its service area and industrial steam to six customers in St. Joseph. SJLP Inc. was formed in September 1996 to pursue investments in non-utility areas. Effective May 31, 1997, SJLP Inc. acquired a controlling interest in Percy Kent, a manufacturer of multiwall and small paper bags, primarily for food products, agricultural products, specialty chemicals, pet foods and other consumer packaging companies throughout the United States. Neither SJLP Inc.'s nor Percy Kent's operations were material to the Company's financial position or results of operations.

As illustrated by Note 8, Segments of Business, in the Notes to Consolidated Financial Statements, the electric segment represents 97% of pretax operating income, 96% of capital expenditures and 88% of identifiable assets. Since the electric segment is the major portion of the Company's business, the following discussion focuses primarily on it.

In August 1996, the Company reached agreement on new three-year contracts with its physical and clerical bargaining units. The agreements cover approximately two-thirds of the St. Joseph Light & Power Company's approximately 350 employees. Substantially all of Percy Kent's manufacturing labor force is covered by a collective bargaining agreement, which expires in March 2000.


RESULTS OF OPERATIONS

1997 VS. 1996

EARNINGS - Earnings per share totaled $1.36 in 1997, compared with 1996 earnings of $1.32. The earnings increase was primarily the result of higher electric sales and lower unit fuel costs.

ELECTRIC REVENUES - 1997 electric operating revenues were $86.9 million, an increase of 4% from 1996. The growth in 1997 revenues resulted from several factors.

Retail sales totaled 1,577,322 megawatt-hours (mwh) in 1997, a 3% increase from the 1,529,465 mwh reported in 1996. Despite moderate summer weather, the strong economy boosted retail sales to all three customer classes - residential, 1.6%; commercial, 4.0%; and industrial 4.5%.

Sales for resale volume increased 67% as the Company substantially increased its generation for resale, as a result of its costs becoming more competitive with regional suppliers. Unit fuel costs at the Company's Lake Road plant have decreased substantially due to burning a blend of lower-sulfur coal (see
"Fuel and Purchased Power" and "Environmental Issues").

INDUSTRIAL STEAM REVENUES - Industrial steam sales in 1997 decreased 5%, while revenues decreased 4% from 1996's level, primarily as a result of reduced sales to a major customer.

NATURAL GAS REVENUES - Gas revenues declined 3% from 1996, due to a 9% decrease in retail sales and transportation services to large commercial and industrial customers, partially offset by higher unit gas prices which are passed on to customers.

MANUFACTURING REVENUES - Manufacturing revenues and cost of goods sold reflect the acquisition of Percy Kent, whose operating results from June through December 1997 are included in the Company's consolidated financial statements.

FUEL AND PURCHASED POWER - Total energy costs (fuel and purchased power for system energy and resale) were $27.5 million for 1997, $.3 million less than the 1996 expense. This decrease was the result of lower unit fuel costs and lower steam sales, partially offset by increased system and resale requirements.

Unit fuel costs were lower in 1997 at $1.097 per million British thermal units (Btu), down from $1.131 per million Btu in 1996. Of the total fuel burned in 1997, 94% was coal, similar to the pattern of recent years. The cost of coal burned decreased from the $1.047 per million Btu in 1996 to $1.002 per million Btu in 1997.

The coal-fired Iatan plant provided approximately 52% of the Company's overall energy needs in 1997, a decrease from 58% in 1996. A Wyoming mine supplies low-sulfur coal to the plant under a 20-year contract, which expires in 2003. The coal is delivered by rail under an agreement which extends through 2000.

The Lake Road units supplied 26% of the Company's energy needs, up from 16% in 1996. Since modifying the plant's main generating unit to burn lower cost low-sulfur coal (see "Environmental Issues"), utilization of the Lake Road plant has increased. Unit fuel costs at Lake Road were down 15% in 1997 from 1996. Such modifications and enhancements to optimize performance are continuing.

The Company met 22% of its energy needs through purchased power arrangements in 1997 compared to 26% in 1996. Purchased power fixed charges for firm and peaking capacity were $2.4 million for 1997 and $1.3 million for 1996.

OTHER OPERATIONS - Expenses of other operations for 1997 increased $3.2 million in comparison to 1996. The increase is primarily the result of the inclusion of Percy Kent's expenses.

MAINTENANCE - Maintenance expense for 1997 was $.5 million less than for 1996. The balanced expenses in both periods resulted from the Company's attempt to schedule maintenance outages to minimize both maintenance and generation replacement expenses.

INTEREST CHARGES - The increase in interest charges on long-term debt, notes payable and other interest is a result of interest expense on Percy Kent's borrowings.

1996 VS. 1995

EARNINGS - Earnings per share totaled $1.32 in 1996, compared to $1.41 in 1995. The decrease in earnings can be attributed to several factors: a partial year of a July 1995 seasonal rate-design change aided 1995 revenues, increased energy costs in 1996 and the gain on the sale of unit trains at the Iatan plant in 1995.

ELECTRIC REVENUES - 1996 electric operating revenues reached a then record $83.5 million, increasing 2% from the $82.0 million reported in 1995. The growth in revenues is primarily attributable to increased sales. In addition, a full-year of the June 1995 allocation case price increase which was designed to increase annual electric revenues $500,000 increased revenues for the 1996 period. The rate changes from an allocation case were designed to be revenue-neutral, increasing electric and gas and decreasing industrial steam revenues. The increase was partially offset by a rate-design change effective July 1995 which increased electric summer rates and reduced winter rate prices. The less-than-full-year impact of the change added approximately $1.7 million to 1995 revenues. The change, designed to be revenue-neutral to the company, reflects the seasonal difference in the cost of producing electricity.

Retail sales increased 3% to a then record 1,529,465 mwh in 1996, continuing the growth pattern of 1995 when sales increased 4%. Sales to all three customer classes increased - residential, 3%; commercial, 4%; and industrial, 3%. Weather conditions during the year boosted sales, especially to the residential class, with the commercial and industrial classes also benefiting from a growing economy.

The increase in sales for resale and related energy costs reflects the increase in demand from regional suppliers and energy marketers for low-cost power.

INDUSTRIAL STEAM REVENUES - In 1996, industrial steam revenues remained relatively stable despite a sales increase of 14% from the previous year. Revenues reflect a September 1995 rate decrease for a major customer and a full year of the June 1995 allocation case which was designed to reduce steam revenues by $550,000 annually.

NATURAL GAS REVENUES - In the natural gas segment, retail sales and revenues increased 14% and 20%, respectively. The increase in sales was primarily attributable to cooler-than-normal temperatures which increased heating requirements. Revenues also were affected by higher unit gas prices which are passed on to the customer and a full year of the June 1995 allocation case-price increase, which was designed to increase annual gas revenues by $50,000. A reduction in transportation services to industrial customers partially offest the increase.

FUEL AND PURCHASED POWER - Total energy costs were $27.7 million for 1996, an increase of $2.8 million from 1995. The increase was primarily attributable to increased system and resale requirements and higher per-unit prices for both fuel and purchased power.

The average unit cost of fuel rose to $1.131 per million Btu reflecting higher costs for all fossil fuels in 1996. This compares to an average unit fuel cost of $1.087 per million Btu in 1995.

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

OTHER OPERATIONS - In 1996 other operating expenses decreased
$1.0 million to $18.4 million in comparison with 1995. The reduction was primarily attributable to decreased pension expense resulting from strong investment performance.

MAINTENANCE - Maintenance expense for 1996 decreased $1.3 million reflecting the the overhaul of a generating unit at the Lake Road plant in 1995.

OTHER INCOME (EXPENSE) - The reduction in other income is primarily due to the $.5 million net of tax gain from the sale of the Iatan unit trains in 1995.


FUTURE OUTLOOK

LIQUIDITY AND CAPITAL RESOURCES - The Company's total authorized capital stock includes 25 million shares of common stock, four million shares of cumulative preferred stock and two million shares of preference stock. Common equity was 57%, 54% and 53% of total capitalization in 1997, 1996 and 1995, respectively.

Financial coverages are at levels in excess of those required for the issuance of debt and preferred stock. The Company currently holds a secured debt rating of A and an unsecured debt rating of A- from Standard & Poors. At year-end, the Company had $2.0 million in cash and temporary investments.

The Company's short-term financing requirements are satisfied through borrowings under unsecured lines of credit maintained with banks. At December 31, 1997, the Company had available lines of credit of $5.5 million. In addition, the Company's consolidated subsidiaries' secured credit agreements had available balances of $.2 million.

Cash generated from operations remains strong. Over the last three years, operating cash flows have been $18.6 million, $21.2 million and $19.3 million, respectively. The Company's pretax interest coverage was 3.60 for 1997.

The Company projects capital expenditures (excluding allowance for funds used during construction and including non-utility investments) of about $18.1 million for 1998. Capital expenditures were $14.3 million, $14.5 million and $21.8 million, respectively for the last three years. Capital expenditures for the five-year period ending in 2002 are projected to be approximately $74.7 million. The Company expects to finance these expenditures primarily through internally generated funds, supplemented by external financing as necessary.

The combined aggregate amount of maturities and payments for long-term obligations and for operating leases for the next five years is $11.3 million. See Note (b), Long-Term Debt, in Consolidated Statements of Capitalization and Note 7, Commitments and Contingencies, in Notes to Consolidated Financial Statements.

IMPACT OF INFLATION - Under the ratemaking practices followed by the Missouri Public Service Commission (PSC), only historical costs are recoverable in revenues. Assuming adequate and timely rate relief, the Company will recover the increases in cost of service caused by inflation.

IMPACT OF ACCOUNTING STANDARDS CHANGES - There were no accounting changes in 1997, 1996 or 1995 that had a material impact on the financial statements.

EFFECTS OF REGULATION - The Company is subject to rate regulation by the PSC. Rates are established to enable the Company to recover its service costs and also to allow the Company an opportunity to earn a return on its investment. The Company currently applies Statements of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which recognizes the economic effects of rate regulation. In the event the Company determines that it no longer meets the criteria for following SFAS No. 71, the accounting impact would be a non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS No. 71 include (1) increasing competition that restricts the Company's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The continued applicability of SFAS No. 71 is continually reviewed based on the current regulatory environment.

Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery (see "Competition/Deregulation"), the Company believes that its regulatory assets, including those related to generation, are probable of future recovery and that the utilization of SFAS No. 71 continues to be appropriate. If the generation portion of the business is deregulated, all or a portion of its net regulatory assets, which are approximately $.4 million at December 31, 1997, are expected to be recovered from ratepayers through a charge collected by the regulated businesses.

COMPETITION/DEREGULATION - The Company is taking a proactive stance in meeting the increasing competition within the industry. In early 1996, the Company's management concluded an extensive review of its strategic plan. The plan focuses on customer oriented activities designed to provide high levels of customer satisfaction while continuing to provide low-priced energy. In late 1997, the Company retained a consulting firm to review and evaluate the strategies and tactics included in the strategic plans for both St. Joseph Light & Power Company and SJLP Inc.

The 1992 Energy Policy Act (the Act) promotes competition in the way electricity is transmitted and marketed. The Act provides for increased competition in the wholesale electric market by permitting the Federal Energy Regulatory Commission to order third party access to utilities' transmission systems and by liberalizing the rules of generating facility ownership. The opening up of the nation's transmission system has increased the size of the market from which the Company buys and sells firm and non-firm (wholesale) energy. This will increase the options for expanding markets. It is also management's belief that increased transmission access will increase the demand for available wholesale energy supply, and possibly result in higher purchased energy costs for the Company.

The Act also allows wholesale and industrial customers to pursue co-generation, retail wheeling or relocation to other service territories. At the present, there are no customer-owned co-generation projects on the Company's system. With no projected increase in the Company's current low energy prices, future co-generation projects are not anticipated.

In March 1997, the PSC opened a docket to investigate restructuring in the electric utility industry. A retail electric competition task force, comprised of representatives from investor-owned utilities, municipals, rural electric cooperatives, consumer interest groups, industrial organizations, organized labor, the Office of Public Counsel, Missouri Department of Natural Resources, PSC staff, and the Missouri legislature, is charged with preparing comprehensive reports to the PSC which will then be provided to the legislature in mid-1998. The reports are to be based upon a thorough investigation of retail wheeling of electricity and related issues and include recommendations of how Missouri should implement retail electric competition in the event that legislation is enacted which authorizes it.

Based on deregulation plans implemented or considered by other states, management believes that the most likely scenario is that the generation portion of the business could become unregulated and that the transmission and distribution functions will continue to be regulated. Although bills have been introduced in the 1998 session of the legislature, most observers believe that the earliest a bill will be passed is 1999, which would delay retail competition in Missouri until 2000 or later.

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

While state law currently prohibits competing with rural electric cooperatives for existing customers, competition remains for new customers, especially industrial, in the rural areas of the state. To meet that competition, the Company has an economic development rate.

ENVIRONMENTAL ISSUES - The Company is subject to various environmental regulations, including those related to air and water quality, polychlorinated biphenyl, ash removal, underground storage tanks and asbestos. Routine testing and maintenance programs have been put in place to comply with these regulations.

The Company continues to plan and implement projects to meet the Phase II acid deposition control provisions of the Clean Air Act Amendments of 1990 (CAAA) which establish standards for electric utilities to reduce certain emissions from coal-fired generating stations. Final compliance with this legislation becomes effective in 2000. Missouri's air quality law is in compliance with and does not contain requirements that are more stringent than the federal legislation.

While the Iatan plant meets the Phase II requirements, the Lake Road plant is undergoing modifications in order to meet the new requirements. In 1995, alterations to the plant's main generating unit were begun to allow for the use of low and medium-sulfur coal. In addition the electrostatic precipitator was modified and a continuous emissions monitoring system was installed. Projects completed in 1996 and 1997 include modifications to the ash handling system and rail modifications which allow coal deliveries by unit train. The Company anticipates total future capital expenditures of approximately $7.6 million through 2000 related to the CAAA requirements, for coal handling equipment modifications, flue gas conditioning, boiler modifications, and new and replacement continuous emissions monitoring equipment.

The Lake Road unit is exempt from NOx control requirements due to the economics of applying controls to units under 155 megawatts.

The Kyoto Protocol to the United Nations global warming treaty mandates that the U.S. reduce its overall greenhouse gas emissions 7% below 1990 levels by 2008-2012. Most observers believe that it will not be ratified by the U.S. Congress in its present form. A study by Energy Security Analysis Inc. indicates that the treaty could cost the utility industry $10 billion annually by 2010, primarily in higher fuel costs. Management cannot currently estimate the impact of the treaty on the Company, however, it could have a significant continuing impact on the results of operations and financial position of the Company.

CAPACITY - In July 1996, the Company signed a long-term contract to purchase both capacity and energy beginning in mid-2000 and running through mid-2011. In the first year of the contract, the Company will receive 60 mw of electricity. This will increase by 10 mw each year until it reaches 100 mw in 2004 and remains at that level for the remainder of the contract.

The Company has contracts to purchase an additional 50-60 mw of generating capacity from regional suppliers in the next two years.

Fixed charges under these contracts total $25.8 million for the five years ending in 2002. These contracts will provide the Company with the ability to economically provide for the growing demand in its service territory.

IMPACT OF THE YEAR 2000 ISSUE - The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Additionally, other equipment may have microchips with embedded logic which may fail to function correctly after December 31, 1999. This could result in a system failure or miscalculations causing disruptions of operations.

Based on a recent assessment, the Company has determined that it will be required to modify or replace portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company plans to complete the Year 2000 project in 1998 with additional testing scheduled for 1999. Anticipated spending for this modification will be expensed as incurred and is not expected to have a significant impact on the Company's financial position or results of operations.

The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, the ability to locate and correct all relevant computer codes, and similar uncertainties. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.

The Company has determined it has no significant exposure to contingencies related to the Year 2000 Issue for third parties' failure to remediate their own Year 2000 Issue.

FORWARD-LOOKING INFORMATION - This report contains information based on projections and estimates made by management which involve risks and uncertainties. Some of the important factors which could cause actual results to differ materially from those anticipated include, but are not limited to, future national and regional economic conditions, inflation rates, regulatory changes (including but not limited to ongoing state and federal activities with respect to electric utility deregulation, competition and restructuring), weather conditions, financial market conditions, interest rates, future business decisions, and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

                CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31          1997        1996        1995

OPERATING REVENUES:
Electric utility             $86,910,000 $83,499,000  $81,994,000
Other utility                 11,948,000  12,370,000   11,527,000
Manufacturing                 17,307,000           -            -
                             -----------  ----------   ----------
                             116,165,000  95,869,000   93,521,000
                             -----------  ----------   ----------

OPERATING EXPENSES:
Production fuel               19,166,000  17,821,000   14,539,000
Purchased power                8,307,000   9,911,000   10,386,000
Gas purchased for resale       3,456,000   3,376,000    2,746,000
Manufacturing cost of
  goods sold                  14,864,000           -            -
Other operations              21,596,000  18,402,000   19,435,000
Maintenance                    7,976,000   8,446,000    9,788,000
Depreciation                  11,045,000  10,474,000   10,022,000
Taxes other than income taxes  6,767,000   6,511,000    6,333,000
                             ----------- -----------  -----------
                              93,177,000  74,941,000   73,249,000
                             ----------- -----------  -----------
OPERATING INCOME              22,988,000  20,928,000   20,272,000

INTEREST CHARGES, NET:
Long-term debt                 6,182,000   5,850,000    5,558,000
Notes payable                    181,000           -      118,000
Other                            192,000     172,000      148,000
Allowance for borrowed funds
  used during construction      (75,000)   (215,000)    (269,000)
                             ----------- -----------  -----------
                               6,480,000   5,807,000    5,555,000
                             ----------- -----------  -----------
OTHER INCOME                     440,000     504,000    1,470,000
                             ----------- -----------  -----------
INCOME BEFORE INCOME TAXES
  AND MINORITY INTEREST       16,948,000  15,625,000   16,187,000

INCOME TAXES                   6,214,000   5,268,000    5,147,000
                             ----------- -----------  -----------
INCOME BEFORE MINORITY
  INTEREST                    10,734,000  10,357,000   11,040,000

MINORITY INTEREST IN LOSS
  OF SUBSIDIARY                (106,000)           -            -
                             ----------- -----------  -----------
NET INCOME                   $10,840,000 $10,357,000  $11,040,000
                             =========== ===========  ===========

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING           7,988,714   7,868,169    7,813,372

BASIC AND DILUTED EARNINGS
  PER AVERAGE COMMON SHARE         $1.36       $1.32        $1.41
                                   =====       =====        =====


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   CONSOLIDATED BALANCE SHEETS

DECEMBER 31                               1997          1996

-ASSETS-
PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
Electric utility plant                $309,028,000   $298,995,000
Other                                   18,865,000     10,006,000
                                      ------------   ------------
                                       327,893,000    309,001,000
Less - Reserves for depreciation     (157,127,000)  (147,539,000)
                                      ------------   ------------
                                       170,766,000    161,462,000
Construction work in progress            6,086,000      4,589,000
                                      ------------   ------------
                                       176,852,000    166,051,000

OTHER INVESTMENTS                        3,477,000      2,299,000
CURRENT ASSETS:
Cash and cash equivalents                  350,000        688,000
Temporary investments                    1,649,000      5,823,000
Accounts receivable, net of
  reserves of $270,000 and $232,000      9,820,000      7,719,000
Accrued utility revenue                  3,287,000      3,651,000
Manufacturing inventories, at
  first-in first-out cost                3,570,000              -
Fuel, at average cost                    3,008,000      2,961,000
Materials and supplies, at average
  cost                                   5,778,000      5,546,000
Prepayments and other                    1,627,000      1,310,000
                                      ------------   ------------
                                        29,089,000     27,698,000

DEFERRED CHARGES:
Debt expense (being amortized
  over term of debt)                     1,571,000      1,553,000
Lease payments receivable                3,289,000      3,412,000
Prepaid pension expense                 13,572,000     11,151,000
Regulatory assets                       13,940,000     14,769,000
Other                                    1,979,000        317,000
                                      ------------   ------------
                                        34,351,000     31,202,000
                                      ------------   ------------
                                      $243,769,000   $227,250,000
                                      ============   ============

-CAPITALIZATION AND LIABILITIES-
CAPITALIZATION:
Common stock                           $33,816,000    $33,816,000
Retained earnings                       70,714,000     67,533,000
Other paid-in capital                    1,251,000        817,000
Less - Treasury stock                 (14,613,000)   (15,996,000)
                                      ------------   ------------
                                        91,168,000     86,170,000
Long-term debt                          68,744,000     73,100,000
                                      ------------   ------------
                                       159,912,000    159,270,000

MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARY                             1,298,000              -

CURRENT LIABILITIES:
Outstanding checks in excess of
  cash balances                          3,288,000      3,035,000
Current maturities of long-term
  obligations                            8,628,000              -
Accounts payable                        11,400,000      8,839,000
Notes payable                            2,621,000              -
Accrued income and general taxes           735,000        511,000
Accrued interest                         1,960,000      1,962,000
Accrued vacation                         1,154,000      1,119,000
Other                                      565,000        423,000
                                      ------------   ------------
                                        30,351,000     15,889,000

NON-CURRENT LIABILITIES AND
  DEFERRED CREDITS:
Capital lease obligations                3,093,000      3,271,000
Deferred income taxes                   29,635,000     28,734,000
Investment tax credit                    4,096,000      4,503,000
Accrued claims and benefits              1,744,000      1,749,000
Deferred interest                        2,255,000      2,372,000
Regulatory liabilities                   8,971,000      9,417,000
Other                                    2,414,000      2,045,000
                                      ------------   ------------
                                        52,208,000     52,091,000

COMMITMENTS AND CONTINGENCIES (Note 7)
                                      ------------   ------------
                                      $243,769,000   $227,250,000
                                      ============  =============


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            CONSOLIDATED STATEMENTS OF CAPITALIZATION

DECEMBER 31                               1997           1996
COMMON EQUITY:
Common stock - authorized 25,000,000
  shares, without par value; issued
  9,252,748 shares                    $ 33,816,000   $ 33,816,000
Retained earnings                       70,714,000     67,533,000
Other paid-in capital (principally
  gain on issuance of treasury stock)    1,251,000        817,000
Less- Treasury stock, at cost,
  1,211,110 and 1,326,272 shares      (14,613,000)   (15,996,000)
                                      ------------   ------------
                                        91,168,000     86,170,000

LONG-TERM DEBT:
First mortgage bonds -
  9.44% series due February 1, 2021     22,500,000     22,500,000

Unsecured pollution control revenue
  bonds -
  5.85% series due February 1, 2013      5,600,000      5,600,000

Unsecured medium-term notes -
  5.77% due December 8, 1998             5,000,000      5,000,000
  7.13% due November 29, 2013            1,000,000      1,000,000
  7.16% due November 29, 2013            9,000,000      9,000,000
  7.17% due December 1, 2023             7,000,000      7,000,000
  7.33% due November 30, 2023            3,000,000      3,000,000
  8.36% due March 15, 2005              20,000,000     20,000,000
                                      ------------   ------------
                                        45,000,000     45,000,000
Other long-term debt                     4,272,000              -
                                      ------------   ------------
                                        77,372,000     73,100,000
Less - Current maturities              (8,628,000)              -
                                      ------------   ------------
                                        68,744,000     73,100,000
                                      ------------   ------------
  Total capitalization                $159,912,000   $159,270,000
                                      ============   ============


Notes:
(a) Common Stock:
At December 31, 1997, there were 8,041,638 shares of common stock outstanding.

The St. Joseph Light & Power Company (the Company) has an Automatic Dividend Reinvestment and Optional Cash Payment Plan. Under this Plan, common shares may be newly issued, reissued or purchased on the open market. At December 31, 1997, the Company had 411,100 shares of common stock reserved for this Plan. In addition, the Company has 466,884 shares of stock reserved for its stock-based compensation plans. Refer to Note 3 in the Notes to Consolidated Financial Statements.

On September 18, 1996, the Company adopted a new Rights Agreement replacing the 1986 Rights Agreement, which expired on December 4, 1996. Under the agreement, the Company declared a dividend of one Right for each share of common stock outstanding at the close of business on December 4, 1996, to be effective contemporaneously with the expiration of the 1986 Rights. Each Right entitles the holder thereof to purchase one-half share of common stock at a price of $35 per one-half share. The Rights, which expire on December 4, 2006, have no voting rights.

The Rights are exercisable in the event of certain attempted business acquisitions. Exercising the Rights will cause substantial dilution to a person or group attempting to acquire the Company on terms not approved by the Company's board of directors. At December 31, 1997, there were 8,041,638 Rights outstanding.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(b) Long-Term Debt:
The first mortgage bonds are secured equally and ratably by a direct lien on substantially all fixed property and franchises now owned or hereafter acquired.

Other long-term debt includes notes payable to banks and finance companies which are payable through 2001 and bear interest at rates ranging from 9.635% to 9.75% and prime plus 1.5% to prime plus 2.5%. These notes are collateralized by substantially all of the assets of Percy Kent Bag Co. Inc. (Percy Kent). Refer to Note 1 in the Notes to Consolidated Financial Statements.

The combined aggregate amount of maturities and unfulfilled sinking fund requirements for the next five years are as follows:

      1998     $8,628,000
      1999        259,000
      2000        211,000
      2001        175,000
      2002              -
               ----------
               $9,273,000
               ==========

(c) Cumulative Preferred Stock:
Cumulative preferred stock, without par value, of 4,000,000 shares is authorized.

(d) Preference Stock:
Preference stock, without par value, of 2,000,000 shares is authorized.


          CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31          1997         1996        1995

BALANCE AT BEGINNING OF YEAR $67,533,000 $64,560,000  $60,708,000
NET INCOME                    10,840,000  10,357,000   11,040,000
                             ----------- -----------  -----------
                              78,373,000  74,917,000   71,748,000

LESS - Dividends on common
  stock of $.96, $.94 and
  $.92 per share             (7,659,000) (7,384,000)  (7,188,000)
                             ----------- -----------  -----------
BALANCE AT END OF YEAR       $70,714,000 $67,533,000  $64,560,000
                             =========== ===========  ===========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31         1997        1996         1995

CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net income                   $10,840,000 $10,357,000  $11,040,000
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Depreciation              11,440,000  10,474,000   10,022,000
    Gain from sale of unit
      coal trains                      -           -    (806,000)
    Pension expense          (1,961,000) (1,921,000)    (950,000)
    Deferred taxes and
      investment tax credit      402,000     768,000    (457,000)
    Allowance for equity funds
      used during construction (129,000)   (316,000)    (139,000)
    Net changes in working
      capital items not
      considered elsewhere:
      Accounts receivable and
        accrued utility revenue  591,000   (207,000)    (654,000)
      Inventories              (255,000)   1,008,000    (360,000)
      Accounts payable and
        outstanding checks   (2,804,000)   1,416,000      356,000
      Accrued income and
        general taxes            234,000   (211,000)    (116,000)
      Other, net               (147,000)   (225,000)      938,000
Net changes in regulatory
  assets and liabilities         464,000    (94,000)      278,000
Net changes in other assets
  and liabilities               (98,000)     126,000      164,000
                             ----------- -----------  -----------
  Net cash provided by
    operating activities      18,577,000  21,175,000   19,316,000
                             ----------- -----------  -----------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Additions to plant          (14,128,000)(15,188,000) (22,359,000)
Allowance for borrowed funds
  used during construction        75,000     215,000      269,000
Investments                    2,996,000   (193,000)  (4,593,000)
Proceeds from sale of unit
  coal trains                          -           -      931,000
Other                           (18,000)     101,000    (130,000)
                             ----------- -----------  -----------
  Net cash used in investing
    activities              (11,075,000)(15,065,000) (25,882,000)
                             ----------- -----------  -----------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Notes payable decrease         (462,000)           -  (6,300,000)
Principal payments under
  capital lease obligations    (178,000)   (129,000)     (16,000)
Long-term debt retired       (1,358,000)           -  (5,600,000)
Long-term debt issued                  -           -   25,600,000
Common stock purchased           (4,000)    (17,000)     (50,000)
Common stock issued            1,821,000   1,821,000            -
Dividends paid               (7,659,000) (7,384,000)  (7,188,000)
                             ----------- -----------  -----------
  Net cash used in financing
    activities               (7,840,000) (5,709,000)    6,446,000
                             ----------- -----------  -----------
NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS    (338,000)     401,000    (120,000)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR              688,000     287,000      407,000
                             ----------- -----------  -----------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                   $350,000    $688,000     $287,000
                             =========== ===========  ===========
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                    $7,444,000  $5,872,000   $5,275,000
  Income taxes                 5,609,000   4,795,000    5,257,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES: A capital lease obligation of $874,000 was incurred in 1996 when the Company entered into a lease agreement for computer equipment.

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF TAXES

YEARS ENDED DECEMBER 31          1997         1996        1995

COMPONENTS OF INCOME TAX EXPENSE:
Taxes payable currently -
  Federal                     $5,025,000  $4,097,000   $4,838,000
  State                          787,000     403,000      766,000
                              ----------  ----------   ----------
                               5,812,000   4,500,000    5,604,000

Provisions for deferred taxes(a)-
  Depreciation and other plant-
    related differences(b)       255,000     252,000     (80,000)
  Pensions                       971,000     948,000      429,000
  Other                        (417,000)    (24,000)    (394,000)
                              ----------  ----------   ----------
                                 809,000   1,176,000     (45,000)
Amortization of investment
  tax credits                  (407,000)   (408,000)    (412,000)
                              ----------  ----------   ----------
  Total income tax expense    $6,214,000  $5,268,000   $5,147,000
                              ==========  ==========   ==========

RECONCILIATION OF INCOME TAX
  RATES:
Statutory federal income tax rate  35.0%       35.0%        35.0%
Timing differences flowed through
  as required by regulators          1.2        (.2)        (2.2)
Amortization of investment tax
  credits                          (2.4)       (2.6)        (2.6)
Amortization of excess deferred
  taxes                            (1.0)       (1.0)        (1.0)
State income taxes, net of
  federal income tax benefit         5.8         5.2          5.2
Other                              (2.2)       (2.7)        (2.6)
                              ----------  ----------   ----------
  Effective income tax rate(c)     36.4%       33.7%        31.8%
                              ==========  ==========   ==========

Notes:
(a) The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are established for the tax consequences of temporary differences by applying the expected tax rate to differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.

The Company has recorded regulatory assets and liabilities to account for the effect of expected future regulatory actions related to unamortized investment tax credits, income tax liabilities recorded at tax rates in excess of current rates and other items for which deferred taxes have not previously been provided.

The principal components of the Company's deferred income tax balances at December 31, 1997 and 1996, consist of the following:

                                          1997           1996
Accelerated depreciation and other
  plant-related differences            $24,286,000    $22,737,000
Pensions                                 5,080,000      4,164,000
Unamortized investment tax credits     (2,806,000)    (3,060,000)
Regulatory assets                       12,363,000     12,728,000
Regulatory liabilities                 (6,165,000)    (6,357,000)
Net operating loss and tax credit
  carryforwards of Percy Kent,
  which expire through 2011            (2,403,000)              -
Other net                                (720,000)    (1,478,000)
                                       -----------    -----------
Net deferred tax liabilities           $29,635,000    $28,734,000
                                       ===========    ===========

(b) The Company has elected, for tax purposes, various accelerated depreciation methods allowed by the Internal Revenue
Code.

(c) The effective income tax rate is computed by dividing total income tax expense on these statements by the sum of tax expense and net income.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. STATEMENT OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of St. Joseph Light & Power Company, a public utility, and its wholly owned subsidiary, SJLP Inc. and its subsidiary, Percy Kent. Collectively, these entities are referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

The Company is engaged principally in the generation, purchase, transmission, distribution and sale of electricity, the generation and distribution of industrial steam and the delivery of natural gas serving approximately 62,000 customers in northwest Missouri. SJLP Inc. was formed in September 1996 in order to pursue investments in non-utility areas. Effective May 31, 1997, SJLP Inc. acquired a controlling interest in Percy Kent, a manufacturer of multiwall and small paper bags primarily for food products, agricultural products, specialty chemicals, pet foods and other consumer packaging companies throughout the United States.

The acquisition has been accounted for as a purchase. Acquired goodwill of $1,406,000, net of amortiziation, is included in other deferred charges in the Consolidated Balance Sheets and is being amortized on the straight-line basis over 15 years. The consolidated financial statements include the results of operations since the date of acquisition. Pro forma financial data prior to the date of acquisition does not materially differ from reported results.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at original cost. These costs include payroll-related costs such as taxes, pensions and other fringe benefits and an allowance for funds used during construction (AFUDC).

Improvements to units of property are capitalized. Utility property units retired are charged to accumulated depreciation together with any related removal costs, net of salvage. Maintenance costs and replacements of assets which do not constitute units of property are expensed as incurred.

DEPRECIATION - Provisions for utility depreciation have been computed on a straight-line basis by applying rates approved by the Missouri Public Service Commission (PSC) to the classified account balances. The Company's annual depreciation provisions (including amounts classified elsewhere in the Consolidated Statements of Income), as a percentage of the average balance of depreciable property, were 3.7% for 1997 and 3.6% for 1996 and 1995.

JOINTLY OWNED IATAN PLANT - The Company has an agreement with Kansas City Power and Light Company and The Empire District Electric Company for joint ownership of a coal-burning generating plant at Iatan, Missouri. The Company's share of operating expenses for Iatan is included in operating expenses in the Consolidated Statements of Income. The amounts below represent the Company's 18% interest in the 670-megawatt unit.

DECEMBER 31                      1997                     1996
Electric utility plant       $61,306,000              $61,193,000
Reserves for depreciation     33,307,000               31,515,000

REVENUE RECOGNITION - Utility revenues relating to service rendered but unbilled are recognized in the period the service is provided. Manufacturing revenues are recognized at the time the finished bags are shipped to the customer.

ACCOUNTING POLICIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company will adopt the provisions of SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," effective January 1, 1998, and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective December 31, 1998. These statements are not expected to have a material effect on the Company's financial position, results of operations, or disclosures upon adoption.

EARNINGS PER SHARE - Basic and diluted earnings per average common share were computed by dividing net income by the following:

                                  1997        1996        1995
Denominator for basic EPS -
  Weighted average number of
  shares of common stock
  outstanding during the year  7,988,714   7,868,169    7,813,372
Stock options(see Note 3)          7,550       2,182            -
Contingently issuable shares
  pursuant to long-term
  incentive plan(see Note 3)           -      14,306       13,603
                               ---------   ---------    ---------
Denominator for diluted EPS    7,996,264   7,884,657    7,826,975
                               =========   =========    =========

All common share information for prior periods has been restated to give retroactive effect to a two-for-one stock split which became effective July 15, 1996.

RECLASSIFICATIONS - Certain reclassifications have been made in the financial statements to enhance comparability.

2. BENEFIT PLANS

PENSION PLANS- The Company has two non-contributory defined benefit pension plans, one for bargaining and one for non-bargaining employees, covering all employees with one year or more of continuous service. Benefits for both plans are based on years of service and compensation, utilizing the final average pay plan benefit formula. The Company's funding policy is to comply with the minimum funding requirements of the Employee Retirement Income Security Act.

Net pension credits, including amounts capitalized, are:
                                  1997        1996         1995
Service cost-benefits earned
  during the period          $   861,000 $   777,000  $   755,000
Interest cost on projected
  benefit obligation           2,280,000   2,053,000    2,000,000
Less - Actual return on plan
  assets                     (9,188,000) (6,754,000) (10,619,000)
Less - Amortization of
  transition asset             (431,000)   (431,000)    (431,000)
Amortization of prior
  service cost                   175,000     138,000      134,000
Deferred gain on plan assets   3,882,000   1,903,000    7,016,000
                             ----------- -----------  -----------
Net pension credits          (2,421,000) (2,314,000)  (1,145,000)
Less - Amounts credited to
  construction                   460,000     393,000      195,000
                             ----------- -----------  -----------
Net pension credits included
  in operating expenses     $(1,961,000)$(1,921,000) $  (950,000)

The funded status of the pension plans at December 31 is shown below:

                                     1997                1996
Actuarial present value of
  accumulated plan benefits:
    Vested                        $27,607,000         $22,988,000
    Non-vested                        602,000             639,000
                                 ------------        ------------
Accumulated benefit obligation    $28,209,000         $23,627,000

Plan assets at fair market value  $60,971,000         $53,813,000
Less - Projected benefit
  obligation                     (32,643,000)        (27,544,000)
                                 ------------        ------------

Plan assets in excess of
  projected benefit obligation     28,328,000          26,269,000
Less - Unrecognized transition
  asset                           (1,725,000)         (2,156,000)
Unrecognized prior service cost     1,545,000           1,240,000
Less - Unrecognized net gain     (14,576,000)        (14,202,000)
                                 ------------        ------------
  Prepaid pension expense         $13,572,000         $11,151,000
                                 ============        ============

Assumed discount rate                   7.25%               7.75%
Assumed average increase in
  future compensation                    4.3%                4.3%
Assumed rate of return on assets         9.0%                9.0%

The assets of the plans consist primarily of common stocks, corporate bonds, United States government securities, collective investment trust funds and commingled employee benefit trust funds.

Percy Kent also has two non-contributory defined benefit pension plans, which are insignificant to the Company's consolidated financial statements.

RETIREMENT SAVINGS PLAN - The Company has a Retirement Savings Plan under Section 401(k) of the Internal Revenue Code. The plan covers all regular full-time employees with one year or more of service. Under this plan, eligible employees may defer and contribute a portion of current compensation in order to provide retirement benefits. The Company makes a matching contribution of 25% of employee contributions, up to 6% of compensation, on a monthly basis. Discretionary matching contributions up to an additional 25% may be made based on an incentive formula. The Company made contributions of $300,000 for 1997, $377,000 for 1996 and $369,000 for 1995.

POSTRETIREMENT BENEFIT PLAN - In addition to providing pension benefits, the Company provides certain postretirement medical and life insurance benefits. Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while working for the Company and have 10 years of service. Employees hired after December 31, 1992, are not eligible for postretirement life insurance benefits.

The Company accounts for other postemployment benefits (OPEB) pursuant to SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," which requires the accrual of the actuarially determined costs for life insurance and medical benefits during an employee's period of service. In accordance with the standard, the Company is amortizing the estimated unfunded accumulated obligation at January 1, 1993, of $7,761,000 (transition obligation) over 20 years.

The Company uses Voluntary Employees' Beneficiary Association trusts which cover both active and retired employees.

The following table summarizes the net postretirement benefit costs for 1997,1996 and 1995:

                                  1997         1996        1995
Service cost-benefits earned
  during the period           $  149,000  $  213,000   $  167,000
Interest cost on accumulated
  postretirement benefit
  obligation                     672,000     707,000      608,000
Less - Return on plan assets   (298,000)   (161,000)    (103,000)
Amortization oftransition
  obligation                     388,000     388,000      388,000
Deferred gain on plan assets     129,000      42,000        7,000
                               ---------   ---------   ---------
Net postretirement benefit
  costs                        1,040,000   1,189,000    1,067,000
Less - Amounts charged to
  construction                 (198,000)   (202,000)    (182,000)
                              ----------  ----------   ----------
Net postretirement benefit
  costs included in
  operating expenses          $  842,000  $  987,000   $  885,000
                              ==========  ==========   ==========


The following table summarizes the status of the Company's postretirement benefit plan and the related amounts included in the Consolidated Balance Sheets at December 31:

                                      1997                1996
Accumulated postretirement
  benefit obligation:
    Retirees                       $5,314,000          $4,742,000
    Other fully eligible
      participants                  1,526,000           1,335,000
Other active participants           3,300,000           2,670,000
                                  -----------          ----------
Total benefit obligation           10,140,000           8,747,000
Less - Plan assets at fair
  market value                    (2,783,000)         (1,955,000)
Less - Unrecognized transition
  obligation                      (5,795,000)         (6,183,000)
Unrecognized net gain (loss)        (391,000)             608,000
                                  -----------         -----------
Accrued postretirement benefit
  cost                             $1,171,000          $1,217,000
                                  ===========         ===========
Assumed discount rate                   7.25%               7.75%
Assumed rate of return of assets         9.0%                9.0%

For measurement purposes, an 8 percent annual rate of increase in the per-capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease gradually to 6 percent by 2021 and remain at that level thereafter. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $1,620,000 and increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by $195,000.


3. STOCK-BASED COMPENSATION PLANS

In May 1996, the shareholders approved a long-term stock incentive plan for non-employee directors (the Plan). Under the Plan, non-employee directors are automatically granted restricted stock and non-qualified options to purchase shares of common stock. The Company reserved 300,000 shares of stock for issuance pursuant to the Plan. For 1997 and 1996, respectively, the Company awarded 2,500 and 11,000 shares of restricted stock and recorded compensation expense of $40,000 and $166,000.

All options are exercisable in full from the date of grant and have exercise prices equal to the stock's market price on the date of the grant. The following table is a summary of data regarding stock options:

                                 1997               1996
                            Shares  Wtd. Avg.  Shares   Wtd. Avg.
                                    Ex. Price           Ex. Price
For the year:
  Options granted            17,000  $16.03    106,000    $15.125
As of year-end:
  Options outstanding
    and exercisable         123,000   15.25    106,000     15.125
  Shares available for
    grant (for options
    and restricted stock)   163,500     N/A    183,000        N/A

The Company accounts for the option feature of the Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. The following table shows the assumptions made for grants in each year, as well as the amounts the Company's net income and earnings per share would have been had compensation cost for this plan been recorded consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" using the Black-Scholes pricing model:

                                           1997           1996
Net income:  As reported               $10,840,000    $10,357,000
             Pro forma                  10,792,000     10,066,000
Basic and diluted EPS:
             As reported                     $1.36          $1.32
             Pro forma                        1.35           1.28
Risk-free interest rate                      6.89%          6.85%
Expected dividend yield                         3%             3%
Expected life                             10 years       10 years
Expected volatility                            18%            19%
Weighted average fair value of
  options granted                            $4.58          $4.46

The Company also maintains a long-term incentive plan for officers and certain other key employees. This plan provides for overlapping three-year performance cycles with stock awards established on the first day and earned on the last day of each performance cycle. The Company reserved 320,000 shares of stock for issuance pursuant to this plan. Compensation of $(9,000), $14,000 and $188,000 was expensed under this plan in 1997, 1996 and 1995, respectively.

4. SHORT-TERM BORROWINGS

The Company has arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis with available amounts at December 31, 1997 totalling $5,500,000. Outstanding notes bear interest at rates based on the prime rate or money market rates. In addition, the Company has agreements with several banks to borrow on an uncommitted, as available, basis at market-based rates quoted by the banks. Also, the Company's consolidated subsidiaries maintain secured credit agreements which had available balances of $235,000 at December 31, 1997.

At December 31, 1997, outstanding borrowings consisted of $2,621,000 of notes payable to other financial institutions with weighted average interest rates of 11.0%. During 1997, weighted average short-term debt outstanding was $1,944,000 with weighted average interest rates of 10.6%.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND TEMPORARY INVESTMENTS - The fair value of these investments is estimated based on quoted market prices for the same or similar issues and approximates the carrying amount.

OTHER INVESTMENTS - The balance includes investments in convertible preferred stock of a non-publicly traded company, a business park joint venture, community betterment projects and a retirement trust. The fair value of the investments in the preferred stock, the joint venture and the community betterment projects are stated at the original cost of $1,028,000, $500,000 and $77,000, respectively, due to the impracticability of estimating the market value. The fair value of the underlying instruments of the retirement trust is estimated based on quoted market prices for the same or similar issues. The investment in the trust is offset by a corresponding liability for future obligations in other non-current liabilities.

LONG-TERM DEBT - Most of the Company's long-term debt is not publicly traded; therefore, a market price does not exist for these bonds. The fair value of long-term debt is estimated based upon market prices for comparable securities with similar maturities.

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

                                         Carrying         Fair
                                          Amounts        Values
                                                  1997
Cash and temporary investments         $ 2,000,000    $ 2,000,000
Other investments                        3,477,000      3,688,000
Long-term debt                          77,372,000     86,155,000
                                                   1996
Cash and temporary investments         $ 6,511,000    $ 6,524,000
Other investments                        2,299,000      2,413,000
Long-term debt                          73,100,000     78,154,000

6. EFFECTS OF REGULATION

The Company is subject to rate regulation by the PSC. Rates are established to enable the Company to recover its service costs and also to allow the Company an opportunity to earn a return on its investment. The Company currently applies SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," which recognizes the economic effects of rate regulation. In the event the Company determines that it no longer meets the criteria for following SFAS No. 71, the accounting impact would be a non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS No. 71 include (1) increasing competition that restricts the Company's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The continued applicability of SFAS No. 71 is continually reviewed based on the current regulatory environment.

In March 1997, the PSC opened a docket to investigate restructuring in the electric utility industry. A retail electric competition task force, comprised of representatives from investor-owned utilities, municipals, rural electric cooperatives, consumer interest groups, industrial organizations, organized labor, the Office of Public Counsel, Missouri Department of Natural Resources, PSC staff, and the Missouri legislature, is charged with preparing comprehensive reports to the PSC which will then be provided to the legislature in mid-1998. The reports are to be based upon a thorough investigation of retail wheeling of electricity and related issues and include recommendations of how Missouri should implement retail electric competition in the event that legislation is enacted which authorizes it.

Based on deregulation plans implemented or considered by other states, management believes that the most likely scenario is that the generation portion of the business could become unregulated and that the transmission and distribution functions will continue to be regulated. Although bills have been introduced in the 1998 session of the legislature, most observers believe that the earliest a bill will be passed is 1999, which would delay retail competition in Missouri until 2000 or later.

Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Company believes that its regulatory assets, including those related to generation, are probable of future recovery and that the utilization of SFAS No. 71 continues to be appropriate. Accordingly, the Company has recorded regulatory assets and liabilities on the Consolidated Balance Sheets, consisting primarily of deferred taxes as noted in Note (a) to Consolidated Statements of Taxes.

The Company incurred approximately $1.3 million in costs to restore service to customers following an ice storm in December 1994. The PSC approved a request to defer and amortize the expenses over a five-year period, beginning in March 1995.

In February 1995, the PSC approved a stipulated agreement regarding the allocation of investments and expenses among the Company's three utility segments. Revenue neutral to the Company, the agreement was designed to annually reduce industrial steam revenue by approximately $550,000 and increase electric and natural gas revenues by $500,000 and $50,000, respectively. In addition, electric rates were restructured among various classes. Summer rates were increased to reflect higher seasonal production costs in the summer months, while winter rates were lowered. These revised tariffs were implemented on June 15, 1995.

7. COMMITMENTS AND CONTINGENCIES

Leases - The Company has a 50-year capital lease agreement with six other regional utilities for a transmission line and related facilities. Electric utility plant as of December 31, 1997, includes $3,093,000 for the leased joint facilities and other property acquired under capital leases.

The future minimum lease payments under this and other capital leases together with the present value of the net lease payments
(obligations under the capital leases) are:

1998                               $  426,000
1999                                  426,000
2000                                  426,000
2001                                  267,000
2002                                  216,000
Later years                         5,534,000
                                   ----------
Total minimum lease payments        7,295,000
Less - Amounts representing
  interest                          4,202,000
                                   ----------
Present value of obligations
  under capital leases             $3,093,000
                                   ==========

The Company also has 50-year direct financing lease agreements for terminal and associated leased joint facilities. The future minimum lease payments receivable together with the present value of net receivables under the leases are:

1998                               $  123,000
1999                                  123,000
2000                                  123,000
2001                                  123,000
2002                                  123,000
Later years                         2,674,000
                                   ----------
Total minimum lease payments
  receivable                        3,289,000
Less - Amounts representing
  interest                          2,255,000
                                   ----------
Present value of net receivables   $1,034,000
                                   ==========

OTHER COMMITMENTS - The Company's capital budget, excluding AFUDC and including non-utility investments, for 1998 is approximately
$18,126,000. The five-year capital budget is estimated to be $74,678,000.

The Company has entered into long-term contracts to purchase generating capacity, fossil fuels and rail transportation. Minimum annual amounts to be purchased under these contracts approximate $10,087,000, $10,364,000, $12,556,000, $11,993,000
and $11,414,000 for each of the next five years, respectively.

ENVIRONMENTAL CONTINGENCIES - The Company is required to meet various environmental regulations governing air and water standards. The Company anticipates future capital expenditures of approximately $7,552,000 at the Lake Road plant related to the requirements of Phase II of the Clean Air Act Amendments which become effective in 2000.

OTHER CONTINGENCIES - Certain legal actions are pending which may impact the Company. In management's opinion, the ultimate resolution of these matters is not expected to materially affect the Company's financial position or operating results.

8. SEGMENTS OF BUSINESS

The Company is principally a public utility engaged primarily in the business of generating and distributing electric energy in a 10-county area in northwest Missouri. The Company also is engaged in the limited sale of natural gas and industrial steam and the manufacture of paper bags. The following table sets forth certain information regarding the Company's segments of business.

                                1997         1996       1995
Operating information (years
  ended December 31)
  Operating revenues:
    Electric utility      $ 86,910,000 $ 83,499,000  $ 81,994,000
    Other utility           11,948,000   12,370,000    11,527,000
    Manufacturing           17,307,000            -             -
                          ------------ ------------  ------------
                          $116,165,000 $ 95,869,000  $ 93,521,000
                          ============ ============  ============
  Operating income:
    Electric utility      $ 22,356,000 $ 20,073,000  $ 18,931,000
    Other utility              658,000      855,000     1,341,000
    Manufacturing             (26,000)            -             -
                          ------------ ------------  ------------
                          $ 22,988,000 $ 20,928,000  $ 20,272,000
                          ============ ============  ============
  Other information:
    Depreciation expense(a)-
      Electric utility    $ 10,409,000 $  9,975,000  $  9,526,000
      Other utility            505,000      499,000       496,000
      Manufacturing            526,000            -             -
                          ------------ ------------  ------------
                          $ 11,440,000 $ 10,474,000  $ 10,022,000
                          ============ ============  ============
  Capital expenditures,
    including AFUDC -
      Electric utility    $ 13,520,000 $ 14,864,000  $ 22,032,000
      Other utility            465,000      324,000       327,000
      Manufacturing            143,000            -             -
                          ------------ ------------  ------------
                          $ 14,128,000 $ 15,188,000  $ 22,359,000
                          ============ ============  ============
Asset information (at
  December 31)
  Identifiable:
    Electric utility      $209,505,000 $204,372,000  $196,936,000
    Other utility           11,586,000   10,189,000    10,550,000
    Manufacturing           16,933,000            -             -
                          ------------ ------------  ------------
                           238,024,000  214,561,000   207,486,000
  Assets not allocated(b)    5,745,000   12,689,000    11,844,000
                          ------------ ------------  ------------
                          $243,769,000 $227,250,000  $219,330,000
                          ============ ============  ============

(a) Includes depreciation classified elsewhere in the Consolidated Statements of Income.
(b) Principally includes investments, cash and deferred charges.

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

                      First      Second      Third       Fourth
                     Quarter     Quarter     Quarter     Quarter
                                        1997
Operating revenues$23,510,000 $25,199,000 $37,116,000 $30,340,000
Operating income    4,365,000   5,100,000  10,228,000   3,295,000
Net income          1,991,000   2,268,000   5,395,000   1,186,000
Weighted average
  common shares
  outstanding       7,940,138   7,979,852   8,004,627   8,029,089
Basic and diluted
  earnings per average
  common share           $.25        $.28        $.67        $.15

                                        1996
Operating revenues$23,619,000 $22,937,000 $27,304,000 $22,009,000
Operating income    4,540,000   5,137,000   9,467,000   1,784,000
Net income          2,142,000   2,494,000   5,260,000     461,000
Weighted average
  common shares
  outstanding       7,822,158   7,851,217   7,885,649   7,913,133
Basic and diluted
  earnings peraverage
  common share           $.27        $.32        $.67        $.06

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

The Report of Independent Public Accountants on the financial statements appears on this page. The responsibility for the independent auditors is limited to the audit of financial statements presented and the expression of an opinion as to their fairness.

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

/s/ Terry F. Steinbecker
President and Chief Executive Officer

/s/ Larry J. Stoll
Vice President-Finance, Treasurer and Assistant Secretary



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of St. Joseph Light & Power Company:

We have audited the accompanying balance sheets and statements of capitalization of St. Joseph Light & Power Company (a Missouri corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, taxes and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Light & Power Company and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with general accepted accounting principles.

ARTHUR ANDERSON LLP
Kansas City, Missouri
January 23, 1998

SUMMARY OF FINANCIAL DATA (UNAUDITED)

                                  1997      1996      1995      1994      1993
1992
STATEMENTS OF INCOME (Thousands)
Operating revenues              $116,165  $ 95,869  $ 93,521  $ 90,782  $ 88,539  $ 82,555
Operating expenses                93,177    74,941    73,249    70,033    77,853    64,792
                                --------  --------  --------  --------  --------  --------
  Operating income                22,988    20,928    20,272    20,749    10,686    17,763
Interest charges                   6,480     5,807     5,555     4,460     4,457     4,681
Other (income) expense             (440)     (504)   (1,470)      (32)     (191)     (348)
Income taxes                       6,214     5,268     5,147     5,255   (1,502)     4,472
Minority interest                  (106)         -         -         -         -         -
                                --------  --------  --------  --------  --------  --------
  Net income                      10,840    10,357    11,040    11,066     7,922     8,958
Preferred stock dividend
  requirements                         -         -         -         -         -         -
                                --------  --------  --------  --------  --------  --------
  Earnings available for
    common stock                $ 10,840  $ 10,357  $ 11,040  $ 11,066  $  7,922  $  8,958
                                ========  ========  ========  ========  ========  ========
COMMON STOCK DATA
(Adjusted to reflect two-
 for-one split in July 1996)
Basic and diluted earnings
  per common share                 $1.36     $1.32     $1.41     $1.40     $ .99     $1.11
Dividends paid per share           $ .96     $ .94     $ .92     $ .90     $ .88     $ .86
Shares outstanding - average   7,988,714 7,868,169 7,813,372 7,884,292 8,016,384 8,037,956
Return on average common
  equity (percent)                  12.2      12.4      13.9      14.4      10.4      12.0
Book value per share              $11.34    $10.87    $10.42     $9.93     $9.54     $9.42
Market price at year-end          $17.75   $15.375   $17.750   $14.250   $14.500   $17.125

CAPITALIZATION (Percent)
Long-term debt                        43        46        47        41        41        40
Common equity                         57        54        53        59        59        60
                                     ---       ---       ---       ---       ---       ---
  Total                              100       100       100       100       100       100
                                     ===       ===       ===       ===       ===       ===
COVERAGE RATIOS
Pretax interest                     3.60      3.59      3.78      4.59      2.42      3.82
After tax interest and preferred
  dividend                          2.65      2.72      2.90      3.43      2.75      2.88

MISCELLANEOUS FINANCIAL DATA (Thousands)
Capital expenditures,
  excluding AFUDC               $ 14,346  $ 14,318  $ 21,781  $ 12,224  $ 12,483  $  9,301
Utility plant at original cost   325,156   313,315   300,966   283,637   276,376   267,075


                                            1991      1990      1989      1988
1987
STATEMENTS OF INCOME (Thousands)
Operating revenues                        $ 89,580  $ 84,178  $ 83,917  $ 77,643  $ 77,400
Operating expenses                          69,683    64,583    63,871    57,730    56,055
                                          --------  --------  --------  --------  --------
  Operating income                          19,897    19,595    20,046    19,913    21,345
Interest charges                             4,856     4,133     4,409     4,756     5,011
Other (income) expense                          63     (240)     (711)     (860)   (1,161)
Income taxes                                 5,188     5,487     5,670     5,305     6,802
Minority interest                                -         -         -         -         -
                                          --------  --------  --------  --------  --------
  Net income                                 9,790    10,215    10,678    10,712    10,693
Preferred stock dividend requirements            -         -         -         -        13
                                          --------  --------  --------  --------  --------
  Earnings available for
    common stock                           $ 9,790  $ 10,215  $ 10,678  $ 10,712  $ 10,680
                                          ========  ========  ========  ========  ========
COMMON STOCK DATA
(Adjusted to reflect two-
 for-one split in July 1996)
Basic and diluted earnings
  per common share                           $1.22     $1.24     $1.23    $1.17      $1.15
Dividends paid per share                     $ .83     $ .80     $ .76     $ .70     $ .65
Shares outstanding - average             8,037,994 8,251,274 8,701,298 9,170,014 9,253,202
Return on average common
  equity (percent)                            13.5      14.2      14.6      14.6      15.1
Book value per share                         $9.19     $8.81     $8.57     $8.26     $7.87
Market price at year-end                   $16.938   $14.125   $11.938   $10.125    $9.625

CAPITALIZATION (Percent)
Long-term debt                                  42        37        38        39        42
Common equity                                   58        63        62        61        58
                                               ---       ---       ---       ---       ---
  Total                                        100       100       100       100       100
                                               ===       ===       ===       ===       ===
COVERAGE RATIOS
Pretax interest                               4.05      4.71      4.67      4.34      4.47
After tax interest and preferred
  dividend                                    2.99      3.42      3.39      3.23      3.11

MISCELLANEOUS FINANCIAL DATA (Thousands)
Capital expenditures,
  excluding AFUDC                         $ 11,581  $ 12,144  $ 12,557  $  6,476  $  5,639
Utility plant at original cost             256,962   245,834   234,757   221,610   215,533


SUMMARY OF OPERATING STATISTICS - ELECTRIC UTILITY
                                  1997      1996      1995      1994      1993
1992
SALES REVENUES (Thousands)
Residential                     $ 37,066  $ 36,428  $ 36,001  $ 32,791  $ 31,630  $ 28,334
Commercial                        25,985    25,055    25,053    23,743    22,946    22,436
Industrial                        19,280    18,540    18,352    17,325    18,286    18,312
Other                              1,006     1,000       643       518       511       529
                                --------  --------  --------  --------  --------  --------
  Total retail sales revenue    $ 83,337  $ 81,023  $ 80,049  $ 74,377  $ 73,373  $ 69,611
                                ========  ========  ========  ========  ========  ========
Sales for resale revenue        $  2,345  $  1,447  $  1,052  $  3,661  $  1,429  $    412
                                ========  ========  ========  ========  ========  ========
SALES (mwh)
Residential                      621,432   611,911   593,881   562,148   564,885   505,047
Commercial                       471,698   453,387   437,008   422,582   406,379   390,495
Industrial                       474,972   454,662   440,176   431,468   447,859   438,230
Other                              9,220     9,505     8,968     8,976     9,310     9,525
                                --------  --------  --------  --------  --------  --------
  Total retail sales           1,577,322 1,529,465 1,480,033 1,425,174 1,428,433 1,343,297
                                ========  ========  ========  ========  ========  ========
Sales for resale                 132,044    79,156    68,769   222,185    91,645    27,355
                                ========  ========  ========  ========  ========  ========

RESIDENTIAL CUSTOMER DATA (Average)
Number of customers               54,621    54,237    53,900    53,424    53,250    53,037
Annual kwh sales                  11,377    11,282    11,018    10,522    10,608     9,523
Revenue (Cents per kwh)             5.96      5.95      6.06      5.83      5.60      5.61

SYSTEM DATA
System requirements (mwh)      1,683,048 1,661,029 1,585,624 1,526,088 1,532,022 1,445,880
Load factor (Percent)               54.9      54.8      52.5      55.0      52.5      52.8
Net peak load (mw)                   350       346       345       317       333       312
System capability at peak (mw)       432       422       417       439       434       422


SUMMARY OF OPERATING STATISTICS - ELECTRIC UTILITY
                                            1991      1990      1989      1988
1987
SALES REVENUES (Thousands)
Residential                               $ 31,154  $ 29,285  $ 28,079  $ 28,666  $ 28,711
Commercial                                  22,655    22,306    22,014    21,476    22,579
Industrial                                  17,871    17,470    17,096    16,041    15,973
Other                                          519       516       524       522       591
                                          --------  --------  --------  --------  --------
  Total retail sales revenue              $ 72,199  $ 69,577  $ 67,713  $ 66,705  $ 67,854
                                          ========  ========  ========  ========  ========
Sales for resale revenue                  $  5,439  $  4,426  $  4,835   $   785  $  1,294
                                          ========  ========  ========  ========  ========
SALES (mwh)
Residential                                558,614   518,563   498,613   506,059   464,656
Commercial                                 398,129   389,576   386,585   373,465   353,560
Industrial                                 427,728   418,671   410,493   381,538   352,382
Other                                        9,322     9,337     9,513     9,534    10,379
                                          --------  --------  --------  --------  --------
  Total retail sales                     1,393,793 1,336,147 1,305,204 1,270,596 1,180,977
                                          ========  ========  ========  ========  ========
Sales for resale                           395,293   306,572   339,900    47,288    88,112
                                          ========  ========  ========  ========  ========

RESIDENTIAL CUSTOMER DATA (Average)
Number of customers                         52,701    52,396    51,860    51,456    51,205
Annual kwh sales                            10,600     9,897     9,615     9,835     9,074
Revenue (Cents per kwh)                       5.58      5.65      5.63      5.66      6.18

SYSTEM DATA
System requirements (mwh)                1,498,202 1,430,518 1,407,757 1,372,358 1,300,870
Load factor (Percent)                         52.6      50.4      51.8      48.4      49.7
Net peak load (mw)                             325       324       310       323       299
System capability at peak (mw)                 416       391       381       361       342


DIRECTORS AND OFFICERS

*  JOHN P. BARCLAY JR., 68
   Chairman, President and Chief Executive Officer
   Wire Rope Corporation of America, Inc.
   (Manufacturer and distributor of wire rope and wire
   rope           products)
   St. Joseph, Missouri
   Director since 1974.

   DEBORAH A. BECK, 50
   Senior Vice President-Insurance Operations
   Northwestern Mutual Life Insurance Company
   (Insurance company)
   Milwaukee, Wisconsin
   Director since 1997.


*  DANIEL A. BURKHARDT, 50
   Principal
   The Jones Financial Companies
   (Investment banking and retail securities firm)
   St. Louis, Missouri
   Director since 1988.

   JAMES P. CAROLUS, 47
   President
   Hillyard Industries, Inc.
   (Manufacturer of maintenance cleaning products)
   St. Joseph, Missouri
   Director since 1989.

*  WILLIAM J. GREMP, 55
   Managing Director and Senior Vice President
   First Union Capital Markets Group
   (Banking)
   Charlotte, North Carolina
   Director since 1995.

   DAVID W. SHINNEMAN, 59
   President
   Shinneman Management Co.
   (Operator of McDonald's restaurants)
   St. Joseph, Missouri
   Director since 1994.


*  ROBERT L. SIMPSON, 64
   General Partner
   St. Joseph Riverboat Partners
   (Riverboat casino)
   St. Joseph, Missouri
   Director since 1983.

   GERALD R. SPRONG, 64
   President and Chief Executive Officer
   The Morris Plan Company of St. Joseph
   (Financial management and lending)
   St. Joseph, Missouri, and

   Director, Chairman and Chief Executive Officer
   First Savings Bank, F.S.B.
   (Banking)
   Manhattan, Kansas, and

   President and Chief Executive Officer
   Noble Properties of Iowa, L.L.C.
   (Ownership & management of hotels)
   Des Moines, Iowa
   Director since 1976.

   TERRY F. STEINBECKER, 52
   President and Chief Executive Officer
   St. Joseph Light & Power Company
   St. Joseph, Missouri
   Director since 1985.

OFFICERS

   TERRY F. STEINBECKER, 52
   President and Chief Executive Officer

   GARY L. MYERS, 44
   Vice President, General Counsel and Secretary

   LARRY J. STOLL, 45
   Vice President - Finance, Treasurer and Assistant Secretary

   JOHN A. STUART, 44
   Vice President - Customer Service & Energy Delivery

   DWIGHT V. SVUBA, 55
   Vice President - Energy Supply



*  Member of Audit Committee

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

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1500 Commerce Tower
Kansas City, Missouri 64199

STOCK LISTING AND PRINCIPAL MARKET
New York Stock Exchange
Eleven Wall Street
New York, New York 10005
Symbol:  SAJ

COMMON STOCK TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60690

ANNUAL SHAREHOLDERS MEETING

The annual meeting of shareholders will be at 9 a.m., Wednesday, May 20, 1998, at the Albrecht-Kemper Museum of Art, 2818 Frederick Boulevard, St. Joseph, Missouri.


This report and financial statements contained herein are submitted for the general information of the security holders of St. Joseph Light & Power Company, and are not in connection with, or to induce, any sale or offer to sell or to buy any securities of the Company, or in connection with preliminary negotiations for such sale or purchase.