Form 10-K405, Exhibit 13
period 1998-12-31
ST JOSEPH LIGHT & POWER CO
filed 1999-03-31
CIK 86251

1998 IN REVIEW

                                                         PERCENT
FINANCIAL DATA                    1998         1997       CHANGE

Operating revenues          $124,374,000 $116,165,000         7.1
Net income                   $10,664,000  $10,840,000        (1.6)
Basic earnings per share           $1.32        $1.36        (2.9)
Diluted earnings per share         $1.31        $1.36        (3.7)
Return on average common equity    11.4%        12.2%        (6.6)

COMMON STOCK DATA

Market value-to-book value ratio    1.53         1.57        (2.5)
Market price per common share
  (year-end)                      $17.94       $17.75         1.1
Dividends per share                 $.98         $.96         2.1
Payout ratio                         74%          71%         4.2
Dividend yield                      5.5%         5.4%         1.9
Price/earnings ratio                13.6         13.1         3.8
Number of shareholders (year-end)  5,049        4,651         8.6



SELECTED FINANCIAL INFORMATION

The following table sets forth financial data regarding St. Joseph Light & Power
Company's financial position and operating results. This information should be read in conjunction with Management's Discussion and Analysis, and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Annual Report.

(IN THOUSANDS EXCEPT PER SHARE DATA AND PERCENTAGES)

                                   1998      1997      1996      1995      1994
1993
STATEMENTS OF INCOME:
Operating revenues              $124,374  $116,165   $95,869   $93,521   $90,782   $88,539
Operating expenses               102,187    93,177    74,941    73,249    70,033    77,853
                                --------  --------   -------   -------   -------   -------
  Operating income                22,187    22,988    20,928    20,272    20,749    10,686
Interest charges, net              6,787     6,480     5,807     5,555     4,460     4,457
Other income                        (847)     (440)     (504)   (1,470)      (32)     (191)
Income taxes                       5,512     6,214     5,268     5,147     5,255    (1,502)
Minority interest                     71      (106)        -         -         -         -
                                --------  --------   -------   -------   -------    ------
  Net income                     $10,664   $10,840   $10,357   $11,040   $11,066    $7,922
                                ========  ========   =======   =======   =======    ======


COMMON STOCK DATA:
(Adjusted to reflect two-for-one stock split in July 1996)

For the year ended December 31-
  Weighted average shares
    outstanding                    8,100     7,989     7,868     7,813     7,884     8,016
  Basic earnings per share         $1.32     $1.36     $1.32     $1.41     $1.40      $.99
  Diluted earnings per share       $1.31     $1.36     $1.32     $1.41     $1.40      $.99
  Dividends per common share        $.98      $.96      $.94      $.92      $.90      $.88
  Return on average common equity  11.4%     12.2%     12.4%     13.9%     14.4%     10.4%

As of December 31-
  Market price per common share   $17.94    $17.75    $15.38    $17.75    $14.25    $14.50
  Book value per common share     $11.76    $11.34    $10.87    $10.42     $9.93     $9.54


LIQUIDITY AND CAPITAL RESOURCES DATA:
 Capital-
  Expenditures, excluding AFUDC  $16,442   $14,346   $14,318   $21,781   $12,224   $12,483
  Percent of expenditures financed
    internally from operations       79%       79%       92%       58%       77%       86%
  AFUDC as a percent of net income    4%        2%        5%        4%        2%        3%
 Capitalization ratios-
  Common equity                      57%       57%       54%       53%       59%       59%
  Long-term debt (excluding
    current maturities)              43%       43%       46%       47%       41%       41%
Ratio of earnings to fixed
  charges                           3.23      3.47      3.44      3.63      4.39      2.33
Total assets                    $251,255  $243,769  $227,250  $219,330  $199,699  $191,690
Long-term obligations            $76,417   $71,837   $76,371   $75,612   $55,627   $55,642


COMMON STOCK MARKET PRICES
                      High      Low
1997 First quarter  $16.625   $15.000
     Second quarter  17.250    15.375
     Third quarter   16.750    15.563
     Fourth quarter  17.938    16.313

1998 First quarter  $18.625   $17.250
     Second quarter  19.000    18.000
     Third quarter   19.375    17.813
     Fourth quarter  19.125    17.563


DIVIDENDS PAID ON COMMON STOCK

1997 First quarter   $.24
     Second quarter   .24
     Third quarter    .24
     Fourth quarter   .24


1998 First quarter  $.245
     Second quarter  .245
     Third quarter   .245
     Fourth quarter  .245


MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL
In Management's Discussion and Analysis, we explain the general financial condition and operating results of St. Joseph Light & Power Company, a public utility, its wholly owned subsidiary, SJLP Inc. and its subsidiary, Percy Kent Bag Co., Inc. (Percy
Kent). As you read Management's Discussion and Analysis, it may be helpful to refer to our Consolidated Statements of Income, which present the results of operations for 1998, 1997 and 1996.

We are engaged primarily in the generation and distribution of electric energy, serving approximately 62,000 customers in northwest Missouri. We also sell natural gas in 15 communities in the northern part of our service area and industrial steam to six customers in St. Joseph. SJLP Inc. was formed in September 1996 to pursue investments in non-utility areas. Effective May 31, 1997, SJLP Inc. acquired a controlling interest in Percy Kent, a manufacturer of multiwall and small paper bags, primarily for food products, agricultural products, specialty chemicals, pet foods and other consumer packaging companies throughout the United States. Neither SJLP Inc.'s nor Percy Kent's operations were material to St. Joseph Light & Power Company's consolidated financial position or results of operations.

About two-thirds of our approximately 350 employees are covered under physical and clerical bargaining agreements which expire July 31, 1999. We expect a new contract will be agreed upon and will not have a significant negative impact on the Company. Substantially all of Percy Kent's manufacturing labor force is covered by a collective bargaining agreement, which expires in March 2000.

RESULTS OF OPERATIONS
1998 vs. 1997

EARNINGS - Diluted earnings per share totaled $1.31 in 1998, compared with 1997 earnings of $1.36 per share. The earnings decrease was primarily the result of increases in per unit purchased power costs.

ELECTRIC REVENUES - 1998 electric operating revenues were $89.7 million, an increase of 3% from 1997. The growth in 1998 revenues was primarily due to increased retail sales.

Retail sales totaled 1.64 million mwh in 1998, a 4% increase from the 1.58 million mwh reported in 1997. Warmer summer weather and the continued strong economy boosted retail sales to all three customer classes - residential, 2.1%; commercial, 4.7%; and industrial 5.8%.

We entered into an agreement with another utility in which we agreed to transfer energy to them in 1998 in exchange for receiving approximately the same amount of energy from them in 1999. Participation in this agreement reduced the amount of energy available for resale, resulting in a 42% decrease in sales for resale volumes.

INDUSTRIAL STEAM REVENUES - Industrial steam revenues increased
1.5% from 1997's level. Sales in 1998 increased 3% as a result of increased sales to a major customer.

NATURAL GAS REVENUES - Gas revenues declined 20% from 1997, as the result of a 14% decrease in retail sales and transportation services due to reduced heating requirements and lower per unit gas prices which are passed on to customers.

MANUFACTURING REVENUES - The operations of Percy Kent are reflected in manufacturing revenues and cost of goods sold, which increased 38% and 34%, respectively. The increases are due to the inclusion of a full year of operating results in 1998 as compared to only seven months in 1997, partially offset by the elimination of lower margin contracts.

FUEL AND PURCHASED POWER - Total energy costs (fuel and purchased power for system energy and resale) were $29.9 million for 1998, $2.4 million more than the 1997 expense. This increase was the result of higher per unit costs for purchased power, increased system requirements, and more expensive replacement energy required by outages at the Iatan generating station, partially offset by lower resale requirements.

Per unit fuel costs were slightly higher in 1998 at $1.099 per million Btu, up from $1.097 per million Btu in 1997, due to changes in the mix of fuels and generating units utilized. Of the total fuel burned in 1998, 92% was coal, similar to the pattern of recent years. The cost of coal burned decreased from $1.002 per million Btu in 1997 to $.979 per million Btu in 1998.
The coal-fired Iatan plant provided approximately 50% of our overall energy needs in 1998, a decrease from 52% in 1997, due to unscheduled outages. A Wyoming mine supplies low-sulfur coal to the plant under a 20-year contract, which expires in 2003. The coal is delivered by rail under an agreement which extends through 2000.

The Lake Road units supplied 25% of our energy needs, down slightly from 26% in 1997. Per unit fuel costs at Lake Road were up less than 1% in 1998 from 1997. Since modifying the plant's main generating units to burn lower cost low-sulfur coal (see "Environmental Issues"), utilization of the Lake Road plant has increased in 1997 and 1998 over prior years. Such modifications and enhancements to optimize performance are continuing.

We met 25% of our energy needs through purchased power arrangements in 1998 compared to 22% in 1997, reflecting the purchase of replacement power for Iatan outages. Purchased power fixed charges for firm and peaking capacity were $2.7 million for 1998 and $2.4 million for 1997.

Per unit costs of purchased power increased almost 18% in 1998. Along with many utilities in the midwest, we saw the per unit costs for purchased power reach unprecedented levels during one week in June. The situation was a result of hot, humid weather and reduced availability of transmission and generation facilities, placing the region's electric supply under stress. We expect this trend of higher prices for purchased energy to continue.

OTHER OPERATIONS - Other operations expenses for 1998 increased $1.3 million in comparison to 1997. The increase is primarily the result of the inclusion of a full year of Percy Kent's expenses and increased Year 2000 expenses, partially offset by lower benefits costs for the year.

MAINTENANCE - Consistent with prior years, maintenance expenses remained relatively stable in 1998, increasing only $.5 million over 1997, due to increased Lake Road maintenance costs. The balanced expenses continue to reflect our efforts to schedule maintenance outages in a way which minimizes both maintenance and generation replacement costs.

INTEREST CHARGES - The increase in interest charges is primarily due to the inclusion of a full year of Percy Kent's expenses.

1997 vs. 1996

EARNINGS - Earnings per share totaled $1.36 in 1997, compared with 1996 earnings of $1.32. The earnings increase was primarily the result of higher electric sales and lower per unit costs.

ELECTRIC REVENUES - Electric operating revenues for 1997 were
$86.9 million, an increase of 4% from 1996. The growth in 1997 revenues was primarily due to increased retail sales and sales for resale.

Retail sales totaled 1.58 million mwh in 1997, a 3% increase from the 1.53 million mwh reported in 1996. Despite moderate summer weather, the strong economy boosted retail sales to all three customer classes _ residential, 1.6%; commercial, 4.0%; and industrial 4.5%.

Sales for resale volume increased 67% as we substantially increased our generation for resale, as a result of our costs becoming more competitive with regional suppliers. Per unit costs at our Lake Road plant have decreased substantially due to burning a blend of lower-sulfur coal (see "Fuel and Purchased
Power" and "Environmental Issues").

INDUSTRIAL STEAM REVENUES - Industrial steam sales in 1997 decreased 5%, while revenues decreased 4% from 1996's level, primarily as a result of reduced sales to a major customer.

NATURAL GAS REVENUES - Gas revenues declined 3% from 1996, due to a 9% decrease in retail sales and transportation services to large commercial and industrial customers, partially offset by higher per unit gas prices which are passed on to customers.

MANUFACTURING REVENUES - Manufacturing revenues and cost of goods sold reflect the acquisition of Percy Kent, whose operating results from June through December 1997 are included in our 1997 income statement.

FUEL AND PURCHASED POWER - Total energy costs were $27.5 million for 1997, $.3 million less than the 1996 expense. This decrease was the result of lower per unit costs and lower steam sales, partially offset by increased electric system and resale requirements.

Per unit costs were lower in 1997 at $1.097 per million Btu, down from $1.131 per million Btu in 1996. Consistent with recent years, the use of coal accounted for 94% of the total fuel burned in 1997. The cost of coal burned decreased from $1.047 per million Btu in 1996 to $1.002 per million Btu in 1997.

The coal-fired Iatan plant provided approximately 52% of our overall energy needs in 1997, a decrease from 58% in 1996, due to both unscheduled and scheduled outages throughout the year.

The Lake Road units supplied 26% of our energy needs, up from 16% in 1996, as a result of substantially lower per unit fuel costs.

We met 22% of our energy needs through purchased power arrangements in 1997 compared to 26% in 1996. Purchased power fixed charges for firm and peaking capacity were $2.4 million for 1997 and $1.3 million for 1996.

OTHER OPERATIONS - Expenses of other operations for 1997 increased $3.2 million in comparison to 1996. The increase is primarily the result of the inclusion of Percy Kent's expenses.

MAINTENANCE - Maintenance expenses for 1997 were $.5 million less than for 1996. The balanced expenses in both periods resulted from our attempt to schedule maintenance outages to minimize both maintenance and generation replacement expenses.

INTEREST CHARGES - The increase in interest charges on long-term debt, notes payable, and other interest is a result of interest expense on Percy Kent's borrowings.

FUTURE OUTLOOK

LIQUIDITY AND CAPITAL RESOURCES - Our total authorized capital stock includes 25 million shares of common stock, four million shares of cumulative preferred stock, and two million shares of preference stock. Common equity was 57% of total capitalization in 1998 and 1997 and 54% in 1996.

Financial coverages are at levels in excess of those required for the issuance of debt and preferred stock. St. Joseph Light & Power Company currently holds a secured debt rating of A and an unsecured debt rating of A- from Standard & Poors. At year-end, we had $373,000 in cash and temporary investments.

Our short-term financing requirements are satisfied through borrowings under unsecured lines of credit maintained with banks. At December 31, 1998, we had available committed lines of credit of $3.5 million and over $7 million available under uncommitted lines.

Percy Kent also has a revolving loan agreement through a finance company which provides them with up to $4.5 million of available credit. At December 31, 1998, the outstanding borrowings under this loan agreement, in the amount of $2.1 million, were classified as long-term in our balance sheet.

Cash generated from operations remains strong. Over the last three years, operating cash flows have been $20.6 million, $18.6 million, and $21.2 million, respectively. Our ratio of earnings to fixed charges was 3.23 for 1998.

We project capital expenditures (excluding allowance for funds used during construction and including non-utility investments) for the five-year period ending in 2003 to be approximately $71.3 million. We expect to finance these expenditures primarily through internally generated funds supplemented by external financing as necessary.

The combined aggregate amount of maturities and payments for long-term obligations and for operating leases for the next five years is $10.6 million. See Note (b), Long-Term Debt, in Consolidated Statements of Capitalization and Note 7, Commitments and Contingencies, in Notes to Consolidated Financial Statements.

IMPACT OF ACCOUNTING STANDARDS CHANGES - There were no accounting changes in 1998, 1997 or 1996 that had a material impact on the financial statements.

MARKET RISK - We are exposed to various market risks in our business operations. Commodity market prices are one such risk as Missouri does not have an energy cost adjustment to allow for current recovery of changes in the cost of fuel or purchased power.

We have entered into a long-term, fixed-price contract to meet our fuel needs at the coal-fired Iatan generating plant to mitigate our exposure to market price fluctuations. Coal for the Lake Road plant, approximately $8.8 million in 1998, is mainly purchased on the spot market. The availability and cost of rail transportation used to deliver coal to our generating facilities are additional market risks we face. Again, we have long-term rail service contracts for both Iatan and Lake Road to help reduce our risk.

We are also exposed to price risk when we purchase energy to meet our system requirements throughout the year. We have been able to partially reduce our exposure to that risk for the approximately 400,000 mwh of energy purchased annually by entering into cost-based contracts for approximately half of those purchases. To reduce this exposure during the scheduled maintenance outage at Iatan in early 2000, we have entered a fixed-price contract to purchase replacement energy. Changes in spot market prices for energy, similar to those experienced last summer, can have a significant negative impact (see 1998 vs. 1997 "Fuel and Purchased Power"). We also have the ability to reduce our need for spot market purchases by placing into service higher cost generating units when market prices exceed the cost of the units' operation. We are required to maintain certain levels of capacity for which long-term, fixed price contracts are in place (see "Capacity").

Commodity market prices for natural gas also represent a risk.
However, changes in the price of natural gas purchased for resale are passed on to our customers.

Interest and inflation rates also pose risks to our financial position. We have limited our exposure to interest rate risk by maintaining the majority of our debt capitalization in long-term, fixed-rate instruments. During the year, we had weighted average short-term debt outstanding, subject to variable market rates, of $1,169,000.

Under the ratemaking practices followed by the PSC, only historical costs are recoverable in revenues. Assuming adequate and timely rate relief, we will recover the increases in cost of service caused by inflation.

COMPETITION/DEREGULATION - The 1992 Energy Policy Act (the Act) promotes competition in the way electricity is transmitted and marketed. The Act provides for increased competition in the wholesale electric market by permitting the Federal Energy Regulatory Commission to order third party access to utilities' transmission systems and by liberalizing the rules of generating facility ownership. The opening of the nation's transmission system has increased the size of the market from which we buy and sell firm and non-firm (wholesale) energy. This will increase the options for expanding markets. We also believe that increased transmission access will increase the demand for available wholesale energy supply and result in higher purchased energy costs.

In March 1997, the PSC opened a docket to investigate restructuring in the electric utility industry in the state of Missouri. The Retail Electric Competition Task Force, comprised of representatives from various industry groups, was established and charged with preparing comprehensive reports for the PSC. The reports were prepared in 1998 based upon a thorough investigation of retail wheeling of electricity and related issues, and included recommendations of how Missouri should implement retail electric competition in the event that legislation is enacted which authorizes it.

Based on the PSC docket and deregulation plans implemented or considered by other states, we believe it is most likely that the generation portion of the business could become unregulated and that the transmission and distribution functions will continue to be regulated. Although bills have been introduced in the 1999 session of the legislature, observers believe that 2000 is the earliest a bill will be passed, which would defer retail competition in Missouri until 2001 or later.

If retail wheeling were to be implemented, we believe that our current low prices and the excellent power supply options available to us to meet future requirements will permit us to remain competitive in comparison with other regional suppliers.

While state law currently prohibits competing with rural electric cooperatives for existing customers, competition remains for new customers, especially industrial, in the rural areas of our service territory. To meet the competition for new large customers and encourage businesses to locate in our service territory, we offer an economic development incentive rate for customers meeting certain criteria.

We are taking a proactive stance to meet the increasing competition within the industry. We continually review our strategic plan, which focuses on customer-oriented activities designed to provide high levels of customer satisfaction while continuing to provide low-priced energy.

EFFECTS OF REGULATION - We are subject to rate regulation by the PSC. Rates are established to allow us an opportunity to recover our costs and earn a return on our investment. We currently apply Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which recognizes the economic effects of rate regulation. In the event we determine that we no longer meet the criteria for following SFAS No. 71, the accounting impact would be a non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS No. 71 include, (1) increasing competition that restricts our ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. We continually review the applicability of SFAS No. 71 based on the current regulatory environment.

Based on our current evaluation of the various factors and conditions that are expected to impact future cost recovery (see "Competition/Deregulation"), we believe that our regulatory assets, including those related to generation, are probable of future recovery and that the utilization of SFAS No. 71 continues to be appropriate.

If the generation portion of the business is deregulated, all or a portion of its net regulatory assets, which are approximately $2.3 million at December 31, 1998, are expected to be recovered from ratepayers through a charge collected by the regulated businesses.

ENVIRONMENTAL ISSUES - We are subject to various environmental regulations, including those related to air and water quality, polychlorinated biphenyl, ash removal, underground storage tanks, and asbestos. Routine testing and maintenance programs have been put in place to comply with these regulations.

We continue to plan and implement projects to meet the Phase II acid deposition control provisions of the Clean Air Act Amendments of 1990 (CAAA), which establish standards for electric utilities to reduce certain emissions from coal-fired generating stations. Final compliance with this legislation becomes effective in 2000. Missouri's air quality law is in compliance with, and does not contain requirements that are more stringent than, the federal legislation.

While the Iatan plant meets the Phase II requirements, the Lake Road plant is undergoing modifications in order to meet the stricter standards. Alterations to the plant's main generating units have been made, an electrostatic precipitator was modified, and a continuous emissions monitoring system and flue gas conditioning system were installed to allow for the use of low-sulfur coal. Modifications to the ash handling system and rail modifications which allow coal deliveries by unit train have also been made.

We anticipate total future capital expenditures of approximately
$4.3 million through 2000 related to the CAAA requirements, for coal handling equipment modifications, exhaust stack replacements, boiler modifications, and additional continuous emissions monitoring equipment.

The Missouri Department of Natural Resources (MDNR) has found that the ground-level concentration of sulfur-dioxide (SO2) near the Lake Road plant exceeded the limit set by the National Ambient Air Quality Standards (NAAQS) twice in 1997 and once in 1998. The maximum allowed is once per year. We have conducted dispersion air modeling to investigate the problem and identify appropriate SO2 emission control measures. Based on the modeling, we have provided MDNR with a proposal to achieve NAAQS compliance. MDNR has not yet responded to our proposal; however, we have commenced implementation of the plan to assure that no further violations occur.

The United States Environmental Protection Agency (EPA) has recently issued a NOx State Implementation Plan (SIP) Call under which Missouri, twenty-one other eastern states, and the District of Columbia are required to revise their SIPs to establish more stringent emission standards for nitrogen oxides (NOx). This is being done primarily to help the northeastern states meet the NAAQS for ozone. The EPA has determined that the transport of NOx (a precursor of ozone) from neighboring states is the major cause of ozone non-compliance in the northeastern states. We have joined with five other western Missouri utilities, other states, and private organizations in a lawsuit challenging the EPA's SIP Call. Should the legal challenge fail, some of our units will be required to meet lower NOx emission standards beginning in 2003. The full extent of how we will be affected and the related cost of implementation are not yet known.

The Kyoto Protocol to the United Nations global warming treaty mandates that the U.S. reduce its overall greenhouse gas emissions 7% below 1990 levels over the period 2008-2012. Most observers believe that it will not be ratified by the U.S. Congress in its present form. A study by Energy Security Analysis Inc. indicates that the treaty could cost the utility industry $10 billion annually by 2010, primarily in higher fuel costs. We cannot currently estimate the impact of the treaty; however, it could have a significant continuing impact on our results of operations and financial position.

CAPACITY - Our high-voltage interconnections with other utilities and membership in power pools provide access to capacity and energy for emergency and economy purposes and for longer term capacity transactions. We are a member of the Mid-Continent Area Power Pool (MAPP) and the Western Systems Power Pool (WSPP).

Through MAPP, we can access over 70 utilities, marketers, and exempt wholesale generators across the country for both purchases and sales of energy and capacity, as well as for transmission services. Over 150 utilities, marketers, and exempt wholesale generators in the western states are accessible through WSPP.

In July 1996, we signed a long-term contract to purchase both capacity and energy beginning in mid-2000 and running through mid-2011. In the first year of the contract, we will receive 60 mw of electricity. This will increase by 10 mw each year until it reaches 100 mw in 2004 and remains at that level for the remainder of the contract.

We also have contracts to purchase an additional 65 mw of generating capacity from regional suppliers in 1999.

Fixed charges under these contracts total $35 million for the five years ending in 2003. We believe that these contracts and power pool memberships will enable us to economically provide for the growing demand in our service territory.

IMPACT OF THE YEAR 2000 ISSUE - We are currently involved in an ongoing project to identify, evaluate, and implement modifications to computer hardware, software, and other equipment required for the Year 2000 issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Additionally, other equipment may have microchips with embedded logic, which may fail to function correctly after December 31, 1999, resulting in system failure or miscalculations causing disruptions of operations.

We have utilized, and will continue to utilize, both internal and external resources to inventory, reprogram or replace, and test hardware, software, and embedded systems for Year 2000 modifications. In 1997, we developed and implemented a written plan for Year 2000 remediation, and substantially completed the plan in 1998, with additional testing scheduled for 1999. At December 31, 1998, we had completed the assessment phase of the project and approximately 90% of the remediation and testing procedures necessary to achieve Year 2000 compliance. Costs incurred through December 31, 1998 for remediation efforts related to Year 2000 issues were approximately $400,000, excluding the costs of redeployment of existing resources. Additional costs are expected to be less than $200,000 over the next year and will be expensed as incurred.

We anticipate that $100,000 of the remaining planned expenditures will be utilized for non-information technology costs and the remaining $100,000 will be utilized for testing of the various systems and remediation of additional items which may be discovered during final testing.

Because of the nature of the Year 2000 issue and the varying degrees of exposure and complexities, some business units are further along in their Year 2000 readiness than others. All business units have completed their assessment phase of Year 2000 readiness, have developed or are developing contingency plans, and are in the remediation and testing stages of Year 2000 readiness. Each of our business units is at least 90% finished with its Year 2000 project.

The costs of the project and the timing for completion of the Year 2000 modifications are based on our best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, the ability to locate and correct all relevant computer codes, and similar uncertainties. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.

We have identified the following major areas of risk related to Year 2000: 1) vendors and/or suppliers, 2) telecommunications, and 3) generation and power supply. We are addressing these risks in our contingency planning, and have implemented, or will be implementing, action plans in advance to mitigate these potential risks. The most reasonably likely worst case scenarios we anticipate are: the partial interruption of rail service affecting coal deliveries to our generating plants; partial loss of generating capacity in the region for brief periods of time; and the partial interruption of telecommunication services affecting our ability to communicate internally and/or with our customers and other business partners.

We consider vendors and suppliers a risk because of the lack of control we have over their operations. We have contacted vendors and suppliers critical to our operations for information pertaining to their Year 2000 readiness. Although we have found no specific exposure related to the Year 2000 issue for third parties' failure to remediate their own Year 2000 problems, there can be no guarantee that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have a material adverse effect on our operations.

We consider telecommunications a risk because it performs a critical function in a large number of our business processes and plant control functions. Our contingency plans provide for the availability of alternative methods of communication such as radios, cellular phones, and satellite phones.

We consider our plant generation and power supply a risk due to the complexity of the interactions with external systems beyond our control. Our contingency planning includes placing in service generating units, which would normally not be in service, to provide reserves in the event of an unexpected loss of some of the generation capacity of others in the region. In addition, we generally maintain a 60-day supply of coal at our generation facilities and are considering increasing this level to mitigate the effect of any temporary interruption of rail transportation. Propane and diesel fuel storage will be scheduled as backup in case of a natural gas interruption.

Because of the unprecedented nature of the Year 2000 issue and its effects, the success of related remediation efforts will not be fully determinable until Year 2000 and thereafter. All business units have developed or are developing contingency plans to cover essential business functions and anticipated possible Year 2000 related failures. These plans will continually be reviewed and updated.

We presently believe that, with modifications to existing and conversions to new software, hardware, and embedded systems, the Year 2000 issue can be mitigated with no significant adverse effect on customers or disruption to business operations. If such modifications are not completed, the Year 2000 issue could have a material adverse effect on our operations.

PROPOSED MERGER - On March 4, 1999, we entered into an Agreement and Plan of Merger to form a strategic business combination with UtiliCorp United Inc. Under terms of the agreement, each share of our common stock, valued at $23.00 per share, will be exchanged for UtiliCorp United Inc. common stock. The transaction is subject to several closing conditions, including approval by our shareholders and approval by a number of state and federal regulatory agencies. Approval by UtiliCorp United Inc. shareholders is not required. We expect the merger to be completed in mid-2000.

FORWARD-LOOKING INFORMATION - This report contains information based on projections and estimates made by management, which involve risks and uncertainties. Some of the important factors which could cause actual results to differ materially from those anticipated include, but are not limited to, future national and regional economic conditions, inflation rates, regulatory changes (including, but not limited to, ongoing state and federal activities with respect to electric utility deregulation, competition, and restructuring), weather conditions, financial market conditions, interest rates, Year 2000 issues, future business decisions, and other uncertainties, all of which are difficult to predict and many of which are beyond our control.


CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31         1998          1997         1996

OPERATING REVENUES:
  Electric utility           $89,678,000  $86,910,000  $83,499,000
  Other utility               10,876,000   11,948,000   12,370,000
  Manufacturing               23,820,000   17,307,000            -
                             -----------  -----------  -----------
                             124,374,000  116,165,000   95,869,000
                             -----------  -----------  -----------

OPERATING EXPENSES:
  Production fuel             19,964,000   19,166,000   17,821,000
  Purchased power              9,896,000    8,307,000    9,911,000
  Gas purchased for resale     2,481,000    3,456,000    3,376,000
  Manufacturing cost of goods
    sold                      19,868,000   14,864,000            -
  Other operations            22,854,000   21,596,000   18,402,000
  Maintenance                  8,472,000    7,976,000    8,446,000
  Depreciation                11,535,000   11,045,000   10,474,000
  Taxes other than income
    taxes                      7,117,000    6,767,000    6,511,000
                             -----------  -----------  -----------
                             102,187,000   93,177,000   74,941,000
                             -----------  -----------  -----------
OPERATING INCOME              22,187,000   22,988,000   20,928,000

INTEREST CHARGES, NET:
  Long-term debt               6,057,000    6,182,000    5,850,000
  Notes payable                  562,000      181,000            -
  Other                          320,000      192,000      172,000
  Allowance for borrowed funds
    used during construction    (152,000)     (75,000)    (215,000)
                              ----------   ----------   ----------
                               6,787,000    6,480,000    5,807,000
                              ----------   ----------   ----------

OTHER INCOME                     847,000      440,000      504,000
                              ----------   ----------   ----------

INCOME BEFORE INCOME TAXES
AND MINORITY INTEREST         16,247,000   16,948,000   15,625,000

INCOME TAXES                   5,512,000    6,214,000    5,268,000
                              ----------   ----------   ----------

INCOME BEFORE MINORITY
INTEREST                      10,735,000   10,734,000   10,357,000

MINORITY INTEREST IN INCOME
  (LOSS) OF SUBSIDIARY            71,000     (106,000)           -
                              ----------   ----------   ----------

NET INCOME                   $10,664,000  $10,840,000  $10,357,000
                             ===========  ===========  ===========

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING             8,099,928    7,988,714    7,868,169

BASIC EARNINGS PER SHARE           $1.32        $1.36        $1.32
                                   =====        =====        =====

DILUTED EARNINGS PER SHARE         $1.31        $1.36        $1.32
                                   =====        =====        =====



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS

DECEMBER 31                               1998           1997

-ASSETS-
PROPERTY, PLANT AND EQUIPMENT:
  Electric utility plant              $324,621,000   $309,028,000
  Other                                 20,377,000     18,865,000
                                      ------------   ------------
                                       344,998,000    327,893,000
  Less - Reserves for depreciation    (167,112,000)  (157,127,000)
                                      ------------   ------------
                                       177,886,000    170,766,000
  Construction work in progress          3,669,000      6,086,000
                                      ------------   ------------
                                       181,555,000    176,852,000

OTHER INVESTMENTS                        4,922,000      3,477,000

CURRENT ASSETS:
  Cash and cash equivalents                371,000        350,000
  Temporary investments                      2,000      1,649,000
  Accounts receivable, net of
    reserves of $282,000 and $270,000   10,160,000      9,820,000
  Accrued utility revenue                3,674,000      3,287,000
  Manufacturing inventories, at
    first-in first-out cost              2,911,000      3,570,000
  Fuel, at average cost                  3,366,000      3,008,000
  Materials and supplies, at
    average cost                         5,674,000      5,778,000
  Prepayments and other                  1,900,000      1,627,000
                                         ---------      ---------
                                        28,058,000     29,089,000
DEFERRED CHARGES:
  Debt expense, being amortized
    over term of debt                    1,349,000      1,571,000
  Lease payments receivable              3,166,000      3,289,000
  Prepaid pension expense               16,389,000     13,572,000
  Regulatory assets                     13,843,000     13,940,000
  Other                                  1,973,000      1,979,000
                                      ------------   ------------
                                        36,720,000     34,351,000
                                      ------------   ------------
                                      $251,255,000   $243,769,000
                                      ============   ============

-CAPITALIZATION AND LIABILITIES-
CAPITALIZATION:
  Common stock                         $33,816,000    $33,816,000
  Retained earnings                     73,450,000     70,714,000
  Other paid-in capital                  1,877,000      1,251,000
  Less - Treasury stock                (13,338,000)   (14,613,000)
                                      ------------   ------------
                                        95,805,000     91,168,000
  Long-term debt                        73,515,000     68,744,000
                                      ------------   ------------
                                       169,320,000    159,912,000

MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARY                  1,369,000      1,298,000

CURRENT LIABILITIES:
  Outstanding checks in excess
    of cash balances                     3,512,000      3,288,000
  Current maturities of long-term
    obligations                          1,213,000      8,628,000
  Accounts payable                       9,988,000     11,400,000
  Notes payable                          7,290,000      2,621,000
  Accrued income and general taxes         823,000        735,000
  Accrued interest                       1,923,000      1,960,000
  Accrued vacation                       1,233,000      1,154,000
  Other                                    679,000        565,000
                                        ----------     ----------
                                        26,661,000     30,351,000

NON-CURRENT LIABILITIES AND DEFERRED CREDITS:
  Capital lease obligations              2,902,000      3,093,000
  Deferred income taxes                 31,822,000     29,635,000
  Investment tax credit                  3,689,000      4,096,000
  Accrued claims and benefits            1,833,000      1,744,000
  Deferred interest                      2,138,000      2,255,000
  Regulatory liabilities                 8,440,000      8,971,000
  Other                                  3,081,000      2,414,000
                                        ----------     ----------
                                        53,905,000     52,208,000
COMMITMENTS AND CONTINGENCIES (NOTE 7)
                                      ------------   ------------
                                      $251,255,000   $243,769,000
                                      ============   ============



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CAPITALIZATION
DECEMBER 31                               1998           1997
COMMON EQUITY:
  Common stock - authorized 25,000,000
    shares,without par value; issued
    9,252,748 shares                   $33,816,000    $33,816,000
  Retained earnings                     73,450,000     70,714,000
  Other paid-in capital (principally
    gain on issuance of treasury stock)  1,877,000      1,251,000
  Less - Treasury stock, at cost,
    1,105,821 and 1,211,110 shares     (13,338,000)   (14,613,000)
                                      ------------   ------------
                                        95,805,000     91,168,000

LONG-TERM DEBT:
  First mortgage bonds -  9.44% series
    due February 1, 2021                22,500,000     22,500,000
  Unsecured pollution control
    revenue bonds - 5.85% series due
    February 1, 2013                     5,600,000      5,600,000
  Unsecured medium-term notes -
    5.77% due December 8, 1998                   -      5,000,000
    7.13% due November 29, 2013          1,000,000      1,000,000
    7.16% due November 29, 2013          9,000,000      9,000,000
    7.17% due December 1, 2023           7,000,000      7,000,000
    7.33% due November 30, 2023          3,000,000      3,000,000
    8.36% due March 15, 2005            20,000,000     20,000,000
                                      ------------   ------------
                                        40,000,000     45,000,000
  Other long-term debt                   6,628,000      4,272,000
                                      ------------   ------------
                                        74,728,000     77,372,000
  Less - Current maturities             (1,213,000)    (8,628,000)
                                      ------------   ------------
                                        73,515,000     68,744,000
                                      ------------   ------------
    Total capitalization              $169,320,000   $159,912,000
                                      ============   ============
Notes:(a) Common Stock:
At December 31, 1998, there were 8,146,927 shares of common stock outstanding.

St. Joseph Light & Power Company (the Company) has an Automatic Dividend Reinvestment and Optional Cash Payment Plan. Under this Plan, common shares may be newly issued, reissued or purchased on the open market. At December 31, 1998, the Company had 326,811 shares of common stock reserved for this Plan. In addition, the Company has 447,884 shares of stock reserved for its stock-based compensation plans. Refer to Note 3 in the Notes to Consolidated Financial Statements.

At December 31, 1998, there were 8,146,927 Rights outstanding.
Each Right entitles the holder thereof to purchase one-half share of common stock at a price of $35 per one-half share. The Rights, which expire on December 4, 2006, have no voting rights.

The Rights are exercisable in the event of certain attempted business acquisitions. Exercising the Rights will cause substantial dilution to a person or group attempting to acquire the Company on terms not approved by the Company's board of directors. Refer to Note 10 in the Notes to Consolidated
Financial Statements.

(b) Long-Term Debt:
The first mortgage bonds are secured equally and ratably by a direct lien on substantially all fixed property and franchises now owned or hereafter acquired.

Other long-term debt includes notes payable to banks and finance companies which are payable through 2003 and bear interest at rates ranging from 9.635% to 9.75% and prime plus 1.5% to prime plus 1.75%. These notes are collateralized by substantially all of the assets of Percy Kent Bag Co., Inc. (Percy Kent). Refer to
Note 1 in the Notes to Consolidated Financial Statements.

The combined aggregate amount of maturities and unfulfilled sinking fund requirements for the next five years are as follows:

     1999      $1,213,000
     2000       4,951,000
     2001         419,000
     2002       1,155,000
     2003       1,140,000
               ----------
               $8,878,000
               ==========

(c) Cumulative Preferred Stock:
Cumulative preferred stock of 4,000,000 shares, without par value, is authorized.

(d) Preference Stock:
Preference stock of 2,000,000 shares, without par value, is authorized.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31           1998        1997        1996
BALANCE AT BEGINNING OF YEAR $70,714,000 $67,533,000  $64,560,000
NET INCOME                    10,664,000  10,840,000   10,357,000
                             ----------- -----------  -----------
                              81,378,000  78,373,000   74,917,000
LESS - Dividends on common
  stock of $.98, $.96 and
  $.94 per share              (7,928,000) (7,659,000)  (7,384,000)
                            ------------ -----------  -----------
BALANCE AT END OF YEAR       $73,450,000 $70,714,000  $67,533,000
                            ============ ===========  ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31          1998        1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                 $10,664,000 $10,840,000  $10,357,000
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
      Depreciation            12,346,000  11,440,000   10,474,000
      Pension expense         (2,228,000) (1,961,000)  (1,921,000)
      Deferred taxes and
        investment tax credit    812,000     402,000      768,000
      Allowance for equity
        funds used during
        construction            (249,000)   (129,000)    (316,000)
  Net changes in working capital
    items not considered elsewhere:
      Accounts receivable and
        accrued utility revenue (727,000)    591,000     (207,000)
      Inventories                405,000    (255,000)   1,008,000
      Accounts payable and
        outstanding checks    (1,188,000) (2,804,000)   1,416,000
      Accrued income and
        general taxes             88,000     234,000     (211,000)
      Other, net                (118,000)   (147,000)    (225,000)
  Net changes in regulatory
    assets and liabilities       535,000     464,000      (94,000)
  Net changes in other assets
    and liabilities              266,000     (98,000)     126,000
                             ----------- -----------  -----------
    Net cash provided by
      operating activities    20,606,000  18,577,000   21,175,000
                             ----------- -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to plant         (16,843,000)(14,128,000) (15,188,000)
  Allowance for borrowed funds
    used during construction     152,000      75,000      215,000
  Investments                    202,000   2,996,000     (193,000)
  Other                           97,000     (18,000)     101,000
                             ----------- -----------  -----------
    Net cash used in
      investing activities   (16,392,000)(11,075,000) (15,065,000)
                             ----------- -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Lines of credit increase
   (decrease)                  6,811,000    (462,000)           -
  Principal payments under
    capital lease obligations   (191,000)   (178,000)    (129,000)
  Long-term debt retired      (7,873,000) (1,358,000)           -
  Long-term debt issued        3,087,000           -            -
  Common stock purchased               -      (4,000)     (17,000)
  Common stock issued          1,901,000   1,821,000    1,821,000
  Dividends paid              (7,928,000) (7,659,000)  (7,384,000)
                              ----------  ----------   ----------
    Net cash used in financing
      activities              (4,193,000) (7,840,000)  (5,709,000)
                              ----------  ----------   ----------

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS         21,000    (338,000)     401,000

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR                350,000     688,000      287,000
                                --------    --------     --------
CASH AND CASH EQUIVALENTS AT
END OF YEAR                     $371,000    $350,000     $688,000
                                ========    ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                  $6,677,000  $7,444,000   $5,872,000
    Income taxes, net of
      refunds                  4,588,000   5,609,000    4,795,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES: A capital lease obligation of $874,000 was incurred in 1996 when the Company entered into a lease agreement for computer equipment.

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF TAXES

YEARS ENDED DECEMBER 31           1998        1997        1996
COMPONENTS OF INCOME TAX EXPENSE:
  Taxes payable currently-
    Federal                   $4,156,000  $5,025,000   $4,097,000
    State                        544,000     787,000      403,000
                              ----------  ----------   ----------
                               4,700,000   5,812,000    4,500,000

  Provisions for deferred taxes (a)-
     Depreciation and other plant-
       related differences (b)   648,000     255,000      252,000
     Pensions                  1,072,000     971,000      948,000
     Other                      (501,000)   (417,000)     (24,000)
                              ----------  ----------   ----------
                               1,219,000     809,000    1,176,000
  Amortization of investment
    tax credits                 (407,000)   (407,000)    (408,000)
                              ----------  ----------   ----------
    Total income tax expense  $5,512,000  $6,214,000   $5,268,000
                              ==========  ==========   ==========

RECONCILIATION OF INCOME TAX RATES:
  Statutory federal income
    tax rate                       35.0%       35.0%        35.0%
  State income tax benefit for
    deduction of federal income
    taxes                           (1.8)       (1.8)        (1.8)
  Timing differences flowed
    through as required by
    regulators                       1.8         1.2          (.2)
  Amortization of investment
    tax credits                     (2.5)       (2.4)        (2.6)
  Amortization of excess
    deferred taxes                  (1.3)       (1.0)        (1.0)
  State income taxes, net of
    federal income tax benefit       5.6         5.8          5.2
  Other                             (2.7)        (.4)         (.9)
                                  ------      ------       ------
Effective income tax rate (c)      34.1%       36.4%        33.7%
                                  ======      ======       ======

Notes:(a) The Company has recorded regulatory assets and liabilities to account for the effect of expected future regulatory actions related to unamortized investment tax credits, income tax liabilities recorded at tax rates in excess of current rates, and other items for which deferred taxes have not previously been provided.

The principal components of the Company's deferred income tax balances at December 31, 1998 and 1997, consist of the following:

                                          1998           1997
Accelerated depreciation and other
  plant-related differences            $24,934,000    $24,286,000
Pensions                                 6,265,000      5,080,000
Unamortized investment tax credits      (2,552,000)    (2,806,000)
Regulatory assets                       12,802,000     12,363,000
Regulatory liabilities                  (5,888,000)    (6,165,000)
Net operating loss and tax credit
  carryforwards of Percy Kent, which
  expire through 2011                   (2,060,000)    (2,403,000)
Other, net                              (1,679,000)      (720,000)
                                       -----------    -----------
Net deferred tax liabilities           $31,822,000    $29,635,000
                                       ===========    ===========

(b) The Company has elected, for tax purposes, to apply various accelerated depreciation methods allowed by the Internal Revenue
Code.

(c) The effective income tax rate is computed by dividing total income tax expense by the sum of tax expense and net income.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 STATEMENT OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of St. Joseph Light & Power Company, a public utility, and its wholly owned subsidiary, SJLP Inc. and its subsidiary, Percy Kent. Collectively, these entities are referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

The Company is engaged principally in the generation, purchase, transmission, distribution, and sale of electricity, the generation and distribution of industrial steam, and the distribution of natural gas. SJLP Inc. was formed in September 1996, to pursue investments in non-utility areas. Effective May 31, 1997, SJLP Inc. acquired a controlling interest in Percy Kent, a manufacturer of multiwall and small paper bags.

The acquisition was accounted for as a purchase. Acquired goodwill of $1,308,000, net of amortization, is included in other deferred charges in the Consolidated Balance Sheets and is being amortized on a straight-line basis over 15 years. The consolidated financial statements include the results of operations since the date of acquisition. Pro forma financial data prior to the date of acquisition do not materially differ from reported results.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at original cost. These costs include payroll-related costs such as taxes, pensions and other fringe benefits, and AFUDC.

Improvements to units of property are capitalized. Utility property units retired are charged to accumulated depreciation together with any related removal costs, net of salvage. Maintenance costs and replacements of assets which do not constitute units of property are expensed as incurred.

DEPRECIATION - Provisions for utility depreciation have been computed on a straight-line basis by applying rates approved by the PSC to the classified account balances. The Company's annual depreciation provisions (including amounts classified elsewhere in the Consolidated Statements of Income), as a percentage of the average balance of depreciable property, were 3.7% for 1998 and 1997 and 3.6% for 1996.

JOINTLY OWNED IATAN PLANT - The Company has an agreement with Kansas City Power and Light Company and The Empire District Electric Company for joint ownership of a coal-burning generating plant in Iatan, Missouri. The Company's share of operating expenses for Iatan is included in operating expenses in the Consolidated Statements of Income. The amounts below represent the Company's 18% interest in the 670-megawatt unit:

DECEMBER 31                     1998           1997
Electric utility plant       $61,541,000    $61,306,000
Reserves for depreciation     35,339,000     33,307,000

REVENUE RECOGNITION - Utility revenues relating to service rendered but unbilled are recognized in the period the service is provided. Manufacturing revenues are recognized at the time the finished bags are shipped to the customer.

ACCOUNTING POLICIES - The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS 133 cannot be applied retroactively. SFAS 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

The Company has not yet quantified the impacts of adopting SFAS 133 on its financial statements and has not determined the timing of or method of its adoption of SFAS 133. However, the Statement could increase volatility in earnings and other comprehensive income.

In December 1998, the Emerging Issues Task Force reached consensus on Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 98-
10). EITF Issue 98-10 is effective for fiscal years beginning after December 15,1998. EITF Issue 98-10 requires that energy trading contracts be recorded at fair value on the balance sheet, with the changes in fair value included in earnings. The effects of initial application of EITF Issue 98-10 must be reported as a cumulative effect of a change in accounting principle. Financial statements for periods prior to initial adoption of EITF Issue 98-10 may not be restated. The Company believes it does not have any commitments considered to be trading activity pursuant to the principles of EITF Issue 98-10.

EARNINGS PER SHARE - Basic and diluted earnings per average common share were computed by dividing net income by the following:
                                 1998         1997        1996
Denominator for basic EPS -
  Weighted average number of
  shares of common stock
  outstanding during the year  8,099,928   7,988,714    7,868,169
Stock options (see Note 3)        13,578       7,550        2,182
Contingently issuable shares
  pursuant to long-term
  incentive plan (see Note 3)     15,423           -       14,306
                               ---------   ---------    ---------
Denominator for diluted EPS    8,128,929   7,996,264    7,884,657
                               =========   =========    =========

RECLASSIFICATIONS - Certain reclassifications have been made in the financial statements to enhance comparability.

2 BENEFIT PLANS

RETIREMENT SAVINGS PLAN - The Company has a Retirement Savings Plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees with one year or more of service. Under this plan, eligible employees may defer and contribute a portion of current compensation in order to supplement retirement benefits. The Company makes a matching contribution of 25 percent of employee contributions, up to 6 percent of compensation, on a monthly basis. Discretionary matching contributions up to an additional 25 percent may be made based on an incentive formula. The Company made contributions of $359,000 for 1998, $300,000 for 1997, and $377,000 for 1996.

Effective January 1, 1999, the Company began making matching contributions of 50 percent of employee contributions, up to 6 percent of compensation. Additional discretionary awards will no longer be made. The plan was also amended to allow employees to begin contributing immediately upon starting employment with the Company. The Company will begin matching contributions for new employees after one year of service. This amendment was also effective January 1, 1999.

PENSION AND POSTRETIREMENT BENEFIT PLANS - The Company has two non-contributory defined benefit pension plans, one for bargaining and one for non-bargaining employees, covering all employees with one year or more of continuous service. Benefits for both plans are based on years of service and compensation, utilizing the final average-pay benefit formula. The Company's funding policy is to comply with the minimum funding requirements of the Employee Retirement Income Security Act.

In addition to providing pension benefits, the Company provides certain postretirement medical and life insurance benefits. Employees hired after December 31, 1992 are not eligible for postretirement life insurance benefits. Employees covered under the plans become eligible for these benefits if they reach retirement age while working for the Company and have 10 years of service. The Company uses Voluntary Employees' Beneficiary Association trusts, which cover substantially all active and retired employees.

The following table summarizes net pension credits and postretirement benefit costs, including amounts capitalized:

                                          PENSION                             OPEB
                                1998        1997       1996         1998      1997       1996
Service cost-benefits earned
  during the period           $977,000    $861,000    $777,000    $216,000  $149,000   $213,000
Interest cost on benefit
  obligation                 2,433,000   2,280,000   2,053,000     733,000   672,000    707,000
Expected return on plan
  assets                    (5,392,000) (4,755,000) (4,325,000)   (229,000) (169,000)  (119,000)
Amortization of transition
  (asset) obligation          (431,000)   (431,000)   (431,000)    388,000   388,000    388,000
Amortization of prior service
  cost                         223,000     175,000     138,000           -         -          -
Recognized net actuarial
  (gain) loss                 (627,000)   (551,000)   (526,000)          -         -          -
                            ----------- ----------- -----------  --------- ---------  ---------
                            (2,817,000) (2,421,000) (2,314,000)  1,108,000 1,040,000  1,189,000
Amounts credited (charged)
  to construction              589,000     460,000     393,000    (232,000) (198,000)  (202,000)
                            ----------- ----------- ----------- ---------- ---------  ---------
Net benefit costs (credits)
  included in operating
  expenses                 $(2,228,000)$(1,961,000)$(1,921,000)   $876,000  $842,000   $987,000
                           ====================================  ========= =========  =========


The following table reconciles the beginning and ending balances of the plans' benefit obligations and fair value of plan assets and reconciles the funded status of the plans to the related amounts recognized in the Consolidated Balance Sheets:

                                                 PENSION                     OPEB
                                             1998        1997          1998        1997
Change in benefit obligation:
  Benefit obligation at beginning of
    year                                 $32,643,000  $27,544,000  $10,140,000  $8,747,000
  Service cost-benefits earned during
    period                                   977,000      861,000      216,000     149,000
  Interest cost on benefit obligation      2,433,000    2,280,000      733,000     672,000
  Actuarial (gains) losses                   350,000    3,988,000      (55,000)  1,165,000
  Plan amendment                             633,000            -           -            -
  Participant contributions                        -            -      222,000     175,000
  Benefits paid and other
    expenses                              (2,176,000)  (2,030,000)    (663,000)   (768,000)
                                         -----------  -----------  ----------- -----------
  Benefit obligation at end of year      $34,860,000  $32,643,000  $10,593,000 $10,140,000

Change in plan assets:
  Fair value of plan assets at
    beginning of year                    $60,971,000  $53,813,000   $2,783,000  $1,955,000
  Actual return on plan
    assets                                 8,661,000    9,188,000      588,000     298,000
  Employer contribution                            -            -    1,134,000   1,123,000
  Participant contributions                        -            -      222,000     175,000
  Benefits paid and other expenses        (2,176,000)  (2,030,000)    (663,000)   (768,000)
                                         -----------  -----------   ----------  ----------
  Fair value of plan assets at end
    of year                              $67,456,000  $60,971,000   $4,064,000  $2,783,000

Funded status:
  Plan assets in excess of (less than)
    benefit obligation                   $32,596,000  $28,328,000  $(6,529,000)$(7,357,000)
  Unrecognized net actuarial (gain)
    loss                                 (16,868,000) (14,576,000)     (23,000)    391,000
  Unrecognized transition (asset)
    obligation                            (1,294,000)  (1,725,000)   5,407,000   5,795,000
  Unrecognized prior service cost          1,955,000    1,545,000            -           -
                                         -----------  -----------   ----------  ----------
  Prepaid (accrued) benefit cost         $16,389,000  $13,572,000  $(1,145,000)$(1,171,000)

Assumptions as of December 31:
  Discount rate                                7.25%        7.25%        7.25%       7.25%
  Expected return on plan assets               9.00%        9.00%        9.00%       9.00%
  Rate of compensation increase                4.30%        4.30%          N/A         N/A


For measurement purposes, an 8 percent annual rate of increase in the per-capita health care benefits was assumed for 1999; the rate was assumed to decrease gradually to 6 percent by 2020 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                     1-Percentage-  1-Percentage-
                                    Point Increase Point Decrease
Effect on total of service and
  interest cost components                $195,000       $174,000
Effect on postretirement benefit
  obligation                            $1,815,000     $1,693,000

3 STOCK-BASED COMPENSATION PLANS

The Company has a long-term stock incentive plan (the Plan). Under the Plan, non-employee directors are automatically granted restricted stock and non-qualified options to purchase shares of common stock. All options are exercisable in full from the date of grant and have exercise prices equal to the stock's market price on the date of the grant. For 1998, 1997, and 1996, the Company recorded compensation expense of $55,000, $40,000, and $166,000, respectively, related to the issuance of restricted shares under the Plan.

The following table is a summary of data regarding stock options and restricted stock for non-employee directors:


                                       1998               1997
1996
                                 Shares    Price(1)  Shares   Price(1)   Shares   Price(1)
Options outstanding at
  January 1                      123,000   $15.250   106,000   $15.125         -       N/A
Options granted                   16,000    18.313    17,000    16.030   106,000   $15.125
Options exercised                 18,000    15.222         -       N/A         -       N/A
                                 -------   -------   -------   -------   -------   -------
Options outstanding at
  December 31                    121,000   $15.660   123,000   $15.250   106,000   $15.125
                                 =======   =======   =======   =======   =======   =======
Restricted shares granted          3,000               2,500              11,000

Shares available for grant (for
  options and restricted stock)
  at December 31                 144,500             163,500             183,000

(1) weighted average exercise price


The Company accounts for the option feature of the Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. The following table shows the assumptions made for grants in each year, as well as the amounts the Company's net income and earnings per share would have been had compensation cost for this plan been recorded consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," using the Black-Scholes pricing model:

                                 1998        1997         1996
Net income: As reported      $10,664,000 $10,840,000  $10,357,000
            Pro forma         10,640,000  10,815,000   10,201,000
Basic EPS:  As reported            $1.32       $1.36        $1.32
            Pro forma               1.31        1.35         1.30
Diluted EPS:As reported             1.31        1.36         1.32
            Pro forma               1.31        1.35         1.30
Risk-free interest rate            5.81%       6.89%        6.85%
Expected dividend yield            5.83%       5.79%        5.81%
Expected life                   10 years    10 years     10 years
Expected volatility                  19%         18%          19%
Weighted average fair value of
  options granted                  $2.42       $2.37        $2.37

The Plan also covers long-term incentives for officers and certain other key employees. It provides for overlapping three-year performance cycles with stock awards established on the first day and earned on the last day of each performance cycle. At December 31, 1998, 303,384 shares were available for issurance pursuant to this portion of the Plan. Compensation of $132,000, $(9,000), and $14,000 was expensed for this portion of the Plan in 1998, 1997, and 1996, respectively.

4 SHORT-TERM BORROWINGS

The Company has arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis with available amounts at December 31, 1998, totaling $3,500,000. Outstanding notes bear interest at rates based on the prime rate or money market rates. In addition, the Company has agreements with several banks to borrow, as available, on an uncommitted basis at market-based rates quoted by the banks.

At December 31, 1998, outstanding borrowings consisted of $7,290,000 of notes payable to banks with weighted average interest rates of 6.1%. At December 31, 1997, outstanding borrowings consisted of $2,621,000 of Percy Kent's notes payable to other financial institutions with weighted average interest rates of 11.0%. During 1998 and 1997, weighted average short-term debt outstanding was $1,169,000 and $1,944,000, with weighted average interest rates of 6.7% and 10.6%, respectively.

5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND TEMPORARY INVESTMENTS - The fair value of these investments is estimated based on quoted market prices for the same or similar issues and approximates the carrying amount.

OTHER INVESTMENTS - The balance includes investments in convertible securities of two non-publicly traded companies, a business park joint venture, community betterment projects, and retirement trusts. The fair value of the investments in the convertible securities, the joint venture and the community betterment projects are stated at the original cost of $2,028,000, $500,000 and $230,000, respectively, due to the impracticability of estimating the market value. The fair value of the underlying instruments of the retirement trusts is estimated based on quoted market prices for the same or similar issues. The investment in the trusts is offset by a corresponding liability for future obligations in other non-current liabilities.

LONG-TERM DEBT - Most of the Company's long-term debt is not publicly traded; therefore, a market price does not exist for these instruments. The fair value of long-term debt is estimated based upon market prices for comparable securities with similar maturities.

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

                                         Carrying          Fair
                                          Amounts         Values
1998
Cash and temporary investments            $373,000       $373,000
Other investments                        4,922,000      5,215,000
Long-term debt                          74,728,000     85,739,000

1997
Cash and temporary investments          $2,000,000     $2,000,000
Other investments                        3,477,000      3,688,000
Long-term debt                          77,372,000     86,155,000

6 EFFECTS OF REGULATION

The Company is subject to rate regulation by the PSC. Rates are established to allow the Company an opportunity to recover its costs and earn a return on its investment. The Company currently applies SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," which recognizes the economic effects of rate regulation. In the event the Company determines that it no longer meets the criteria for following SFAS No. 71, the accounting impact would be a non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS No. 71 include, (1) increasing competition that restricts the Company's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The continued applicability of SFAS No. 71 is continually reviewed based on the current regulatory environment.

In March 1997, the PSC opened a docket to investigate restructuring in the electric utility industry. The Retail Electric Competition Task Force, comprised of representatives from various industry groups, was established and charged with preparing comprehensive reports to the PSC. The reports were prepared in 1998 based upon a thorough investigation and study of retail wheeling of electricity and related issues and included recommendations as to how Missouri should implement retail electric competition, in the event that legislation is enacted which authorizes it.

Based on the PSC docket and deregulation plans implemented or considered by other states, management believes it is most likely that the generation portion of the business could become unregulated and that the transmission and distribution functions will continue to be regulated. Although bills have been introduced in the 1999 session of the legislature, most observers believe that the earliest a bill will be passed is 2000, which would defer retail competition in Missouri until 2001 or later.

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

On December 1, 1998, the Company filed separate rate cases before the PSC asking for price increases of approximately $6,100,000, $500,000, and $275,000 for electric, natural gas, and industrial steam, respectively. An earlier electric earnings complaint filed by the PSC staff, requesting a reduction of $6.4 million, has been consolidated with the Company's electric case. Hearings for the three cases are scheduled for July 1999. The PSC has until November 1, 1999, to rule on the Company's proposed increases.

7 COMMITMENTS AND CONTINGENCIES

LEASES - The Company has a 50-year capital lease agreement with six other regional utilities for a transmission line and related facilities. Electric utility plant, as of December 31, 1998, includes $2,902,000 for the leased joint facilities and other property acquired under capital leases.
The future minimum lease payments under this, and other capital leases, together with the present value of the net lease payments (obligations under the capital leases) are:

1999                                      $426,000
2000                                       426,000
2001                                       267,000
2002                                       216,000
2003                                       216,000
Later years                              5,318,000
                                        ----------
Total minimum lease payments             6,869,000
Less - Amounts representing interest     3,967,000
                                        ----------
Present value of obligations under
  capital leases                        $2,902,000
                                        ==========

The Company also has 50-year direct financing lease agreements for terminal and associated joint facilities. The future minimum lease payments receivable, together with the present value of net receivables, under the leases are:

1999                                      $123,000
2000                                       123,000
2001                                       123,000
2002                                       123,000
2003                                       123,000
Later years                              2,551,000
                                        ----------
Total minimum lease payments receivable  3,166,000
Less - Amounts representing interest     2,138,000
                                        ----------
Present value of net receivables        $1,028,000
                                        ==========

OTHER COMMITMENTS - The Company's capital budget, excluding AFUDC and including non-utility investments, for 1999 is approximately
$14,677,000. The five-year capital budget is estimated to be $71,286,000.

The Company has entered into long-term contracts to purchase generating capacity, fossil fuels, and rail transportation. Minimum annual amounts to be purchased under these contracts approximate $10,865,000, $16,741,000, $12,673,000, $11,562,000,
and $14,191,000 for each of the next five years, respectively.

ENVIRONMENTAL CONTINGENCIES - The Company is required to meet various environmental regulations governing air and water standards. The Company anticipates future capital expenditures of approximately $4,315,000 at the Lake Road plant, related to the requirements of Phase II of the Clean Air Act Amendments which become effective in 2000.

The United States Environmental Protection Agency (EPA) has recently issued a NOx State Implementation Plan (SIP) Call under which Missouri, twenty-one other eastern states, and the District of Columbia are required to revise their SIPs to establish more stringent emission standards for nitrogen oxides (NOx). The Company has joined with five other western Missouri utilities, other states, and private organizations in a lawsuit challenging the EPA's SIP Call. Should the legal challenge fail, some of our generating units will be required to meet lower NOx emission standards beginning in 2003. The full extent of how the Company will be affected and the related cost of implementation are not yet known.

OTHER CONTINGENCIES - Certain legal actions are pending which may impact the Company. In management's opinion, the ultimate resolution of these matters is not expected to materially affect the Company's financial position or operating results.

8 SEGMENTS OF BUSINESS

The Company has two reportable segments: electric utility and manufacturing. The Company is principally a public utility engaged primarily in the business of generating and distributing electric energy in a 10-county area in northwest Missouri. The Company's 62,000 regulated customers include residential, commercial, and industrial classes. The Company's manufacturing segment represents a controlling interest in a company which manufactures multiwall and small paper bags primarily for food products, agricultural products, specialty chemicals, pet foods and other consumer packaging. Other operations of the Company include the limited sale of natural gas and industrial steam, as well as investment in non-utility businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in
Note 1. The Company evaluates performance and allocates resources to its regulated business units based on profit or loss from operations, not including interest charges or nonrecurring gains and losses, and on the rate of return achieved. The performance of the Company's manufacturing segment is evaluated based on net income after taxes and minority interest.

The following table sets forth certain information regarding the Company's segments of business:


                                        ELECTRIC
                                        UTILITY      MANUFACTURING  ALL OTHER      TOTALS
(IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1998
Revenues from external customers        $89,678           $23,820     $10,876     $124,374
Depreciation                             10,813               995         538       12,346
Income taxes                              5,307                 -         (48)       5,259
Segment profit (loss)                    15,617               (24)        396       15,989
Segment assets                          217,947            13,906      14,804      246,657
Expenditures for segment assets,
  including AFUDC                        15,659               768         416       16,843
Net regulatory assets                     5,191                 -         212        5,403
Accumulated deferred income taxes and
  investment tax credits                 33,252                 -       2,259       35,511
Other non-cash items-pension expense     (1,941)                -        (287)      (2,228)

YEAR ENDED DECEMBER 31, 1997
Revenues from external customers        $86,910           $17,307     $11,948     $116,165
Depreciation                             10,409               526         505       11,440
Income taxes                              5,881                 -          75        5,956
Segment profit (loss)                    16,476              (168)        381       16,689
Segment assets                          209,505            15,671      12,848      238,024
Expenditures for segment assets,
  including AFUDC                        13,520               143         465       14,128
Net regulatory assets                     4,805                 -         164        4,969
Accumulated deferred income taxes and
  investment tax credits                 31,745                 -       1,986       33,731
Other non-cash items-pension expense     (1,716)                -        (245)      (1,961)

YEAR ENDED DECEMBER 31, 1996
Revenues from external customers        $83,499                 -     $12,370      $95,869
Depreciation                              9,975                 -         499       10,474
Income taxes                              4,998                 -         236        5,234
Segment profit                           15,076                 -         697       15,773
Segment assets                          204,372                 -      10,189      214,561
Expenditures for segment assets,
  including AFUDC                        14,864                 -         324       15,188
Net regulatory assets                     5,192                 -         160        5,352
Accumulated deferred income taxes and
  investment tax credits                 31,415                 -       1,822       33,237
Other non-cash items-pension expense     (1,670)                -        (251)      (1,921)



The following table reconciles reportable segment profit, assets, depreciation, and income taxes, disclosed above, to the Company's Consolidated Financial
Statements:



YEARS ENDED DECEMBER 31 (IN THOUSANDS)   1998              1997        1996
PROFIT
Reportable segment profit               $15,593           $16,308     $15,076
Other profit                                396               381         697
Interest charges (net)(1)                (5,909)           (5,931)     (5,807)
Other income                                837               340         470
Income taxes on other income               (253)             (258)        (79)
                                       --------          --------    --------
Consolidated net income                 $10,664           $10,840     $10,357
                                       ========          ========    ========

ASSETS
Reportable segment assets              $231,853          $225,176    $204,372
Other assets                             14,804            12,848      10,189
Temporary and other investments           2,810             3,923       8,122
Debt expense                              1,324             1,437       1,553
Other assets not allocated                  464               385       3,014
                                       --------          --------    --------
Consolidated assets                    $251,255          $243,769    $227,250
                                       ========          ========    ========

DEPRECIATION
Reportable segment depreciation         $11,808           $10,935      $9,975
Other depreciation                          538               505         499
Less-Manufacturing depreciation included
  in cost of goods sold                    (811)             (395)          -
                                       --------          --------    --------
Consolidated depreciation               $11,535           $11,045     $10,474
                                       ========          ========    ========

INCOME TAXES
Reportable segment income taxes          $5,307            $5,881      $4,998
Other income taxes                          (48)               75         236
Income taxes on other income                253               258          34
                                       --------          --------    --------
Consolidated income taxes                $5,512            $6,214      $5,268
                                       ========          ========    ========

(1) Excludes manufacturing segment interest expense of $878,000 and $549,000 for 1998 and 1997, respectively, as interest expense is included in manufacturing net income which is the measure of profit or loss used to evaluate the performance of that segment.


9 QUARTERLY FINANCIAL DATA
 (UNAUDITED)

                                            First       Second       Third   Fourth
                                           Quarter      Quarter     Quarter  Quarter
1998
Operating revenues                       $29,717,000  $30,056,000 $37,366,000  $27,235,000
Operating income                           4,999,000    4,842,000  10,122,000    2,224,000
Net income                                 2,401,000    1,990,000   5,214,000    1,059,000
Weighted average common shares
  outstanding                              8,056,020    8,092,173   8,114,921    8,135,561
Basic and diluted earnings per average
  common share                                  $.30         $.25        $.64         $.13

1997
Operating revenues                       $23,510,000  $25,199,000 $37,116,000  $30,340,000
Operating income                           4,365,000    5,100,000  10,228,000    3,295,000
Net income                                 1,991,000    2,268,000   5,395,000    1,186,000
Weighted average common shares
  outstanding                              7,940,138    7,979,852   8,004,627    8,029,089
Basic and diluted earnings per average
  common share                                  $.25         $.28        $.67         $.15

The quarterly data reflect seasonal variations common to the utility industry.


10 SUBSEQUENT EVENT (Unaudited)

On March 4, 1999, the Company and UtiliCorp United Inc. entered into an Agreement and Plan of Merger to form a strategic business combination. Under terms of the agreement, each share of common stock of the Company, valued at $23.00 per share, will be exchanged for UtiliCorp United Inc. common stock. The transaction is subject to several closing conditions, including approval by the Company's shareholders and approval by a number of state and federal regulatory agencies. Approval by UtiliCorp United Inc. shareholders is not required. Management expects the merger to be completed in mid-2000.

The Rights Agreement described in Note (a) to the Consolidated
Statements of Capitalization is inoperative with respect to the proposed merger agreement.


FINANCIAL RESPONSIBILITY / INDEPENDENT AUDIT

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of St. Joseph Light & Power Company is responsible for the preparation and presentation of the financial information in this Annual Report. The preceding financial statements have been prepared in accordance with generally accepted accounting principles consistently applied, and reflect management's best estimates and informed judgments as required.

To fulfill these responsibilities, management has developed and maintains a comprehensive system of internal operating, accounting, and financial controls. These controls provide reasonable assurance that the Company's assets are safeguarded, transactions are properly recorded, and resulting financial statements are reliable. An internal audit function assists management in monitoring the effectiveness of the controls.

The Report of Independent Public Accountants on the financial statements appears on this page. The responsibility of the independent auditors is limited to the audit of financial statements presented and the expression of an opinion as to their fairness.

The Board of Directors maintains oversight of the Company's financial situation through its monthly review of operations and financial condition and its selection of the independent auditors. The Audit Committee, comprised of board members who are not employees or officers of the Company, also meets periodically with the independent auditors and the Company's internal audit staff. The auditors have complete access to and meet with the Audit Committee, without management representatives present, to review accounting, auditing, and financial matters. Pertinent items discussed at the meetings are reviewed with the full Board of Directors.

/s/ Terry F. Steinbecker
Terry F. Steinbecker
President and Chief Executive Officer

/s/ Larry J. Stoll
Larry J. Stoll
Vice President-Finance,Treasurer and Assistant Secretary


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of St. Joseph Light & Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of St. Joseph Light & Power Company (a Missouri corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, cash flows, and taxes for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Light & Power Company and subsidiaries as of
December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Kansas City, Missouri
January 22, 1999



SUMMARY OF ELECTRIC UTILITY OPERATING STATISTICS


                                  1998      1997      1996      1995      1994      1993
SALES (mwh)
Residential                      634,165   621,432   611,911   593,881   562,148   564,885
Commercial                       493,630   471,698   453,387   437,008   422,582   406,379
Industrial                       502,426   474,972   454,662   440,176   431,468   447,859
Other                              9,707     9,220     9,505     8,968     8,976     9,310
                               --------- --------- --------- --------- --------- ---------
Total retail sales             1,639,928 1,577,322 1,529,465 1,480,033 1,425,174 1,428,433

Sales for resale                  76,286   132,044    79,156    68,769   222,185    91,645

RESIDENTIAL CUSTOMER DATA (Average)
Number of customers               55,082    54,621    54,237    53,900    53,424    53,250
Annual kwh sales                  11,513    11,377    11,282    11,018    10,522    10,608
Revenue  (Cents per kwh)            6.07      5.96      5.95      6.06      5.83      5.60
Number of all electric dwellings  11,774    11,137    10,565    10,039     9,513     9,020

COMMERCIAL AND INDUSTRIAL CUSTOMER DATA (Average)
Number of customers                6,757     6,727     6,730     6,713     6,618     6,618
Revenue (Cents per kwh)             4.76      4.78      4.80      4.95      4.81      4.83

SYSTEM DATA
System requirements (mwh)      1,773,388 1,683,048 1,661,029 1,585,624 1,526,088 1,532,022
Load factor (Percent)               53.8      54.9      54.8      52.5      55.0      52.5
Net peak load (mw)                   376       350       346       345       317       333
System capability at peak (mw)       433       432       422       417       439       434



CORPORATE INFORMATION

CORPORATE OFFICES
520 Francis Street
Post Office Box 998
St. Joseph, Missouri
64502-0998

(816) 387-6434
fax (816) 387-6332
1-800-367-4562
http://www.sjlp.com
email: invrel@sjlp.com

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1500 Commerce Tower
Kansas City, Missouri 64199

STOCK LISTING AND PRINCIPAL MARKET
New York Stock Exchange
Eleven Wall Street
New York, New York 10005
Symbol: SAJ

COMMON STOCK TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60690

ANNUAL SHAREHOLDERS MEETING
The annual meeting of shareholders will
be at 9 a.m., Wednesday, May 19, 1999,
at the Albrecht-Kemper Museum of Art,
2818 Frederick Boulevard, St. Joseph, Missouri.

FORM 10-K
A copy of the Annual Report to the Securities and Exchange
Commission, Form 10-K, will be furnished without charge to any shareholder upon contacting:

St. Joseph Light & Power Company
Investor Relations Department
520 Francis Street
Post Office Box 998
St. Joseph, Missouri 64502-0998

Access to the Form 10-K is also available via the internet through the EDGAR database on the SEC website at www.sec.gov or on the Company's website listed above.

This report and financial statements contained herein are submitted for the general information of the security holders of St. Joseph Light & Power Company, and are not in connection with, or to induce, any sale or offer to sell or to buy any securities of the Company, or in connection with preliminary negotiations for such sale or purchase.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

* John P. Barclay, Jr., 69
Chairman, President and Chief Executive Officer, Wire Rope Corporation of America, Inc. (Manufacturer and distributor of wire rope and wire rope products)
St. Joseph, Missouri, Director since 1974.

Deborah A. Beck, 51
Senior Vice President-Insurance Operations, Northwestern Mutual Life Insurance Company (Insurance company)
Milwaukee, Wisconsin, Director since 1997.

* Daniel A. Burkhardt, 51
Principal, The Jones Financial Companies (Investment banking and retail securities firm)
St. Louis, Missouri, Director since 1988.

James P. Carolus, 48
President, Hillyard Industries, Inc. (Manufacturer of maintenance cleaning products)
St. Joseph, Missouri, Director since 1989.

* William J. Gremp, 56
Managing Director and Senior Vice President, First Union Capital Markets Group (Banking)
Charlotte, North Carolina, Director since 1995.

David W. Shinneman, 60
President, Shinneman Management Company (Operator of McDonald's restaurants) St. Joseph, Missouri, Director since 1994.

* Robert L. Simpson, 65
General Partner, St. Joseph Riverboat Partners (Riverboat casino)
St. Joseph, Missouri, Director since 1983.

Gerald R. Sprong, 65
President and Chief Executive Officer, The Morris Plan Company of St. Joseph (Financial management and lending)
St. Joseph, Missouri, and

Director, Chairman and Chief Executive Officer, First Savings Bank, F.S.B. (Banking)
Manhattan, Kansas, and

President and Chief Executive Officer, Noble Properties of Iowa, L.L.C. (Ownership and management of hotels)
Des Moines, Iowa, Director since 1976.

Terry F. Steinbecker, 53
President and Chief Executive Officer, St. Joseph Light & Power Company St. Joseph, Missouri, Director since 1985.

* Member of Audit Committee

OFFICERS

Terry F. Steinbecker, 53, President and Chief Executive Officer
Gary L. Myers, 45, Vice President, General Counsel and Secretary
Larry J. Stoll, 46, Vice President-Finance, Treasurer and Assistant Secretary John A. Stuart, 45, Vice President-Customer Service & Energy Delivery
Dwight V. Svuba, 56, Vice President-Energy Supply


GLOSSARY

INDUSTRY TERMINOLOGY:
AFUDC: Allowance for funds used during construction. A method of compensating a utility for financing costs it incurs during construction of new facilities, prior to the inclusion of those facilities in rates.
DISTRIBUTION: The flow of electricity over lower voltage facilities to the ultimate retail customer-usually businesses and homes.
GENERATION: The process of transforming other forms of energy, such as fossil fuels, into electricity. Also, the amount of electric energy produced, expressed in megawatt-hours.
LOAD: The amount of electric power delivered or required at any specific point on a system, usually expressed in megawatts. MISSOURI PUBLIC SERVICE COMMISSION (PSC): The governmental body that regulates all utilities that do business in Missouri.
PEAK LOAD: The amount of electricity required during periods of highest demand.
POWER POOL: A group of geographically related electric power producers who combine their resources through interconnections in order to transfer power among themselves to realize certain efficiencies and enhance reliability.
RETAIL WHEELING: The use, for a fee, of transmission facilities of one system to transmit electrical power produced by another system.
SYSTEM CAPABILITY: The maximum amount of electricity a given power plant is able to produce, usually expressed in megawatts.
TRANSMISSION: The flow of electricity from generating stations over high voltage lines.

COMPANY GENERATING PLANTS:
IATAN: A coal-fired, 670-megawatt electric generating plant in Iatan, Missouri which is jointly owned by St. Joseph Light & Power Company, The Empire District Electric Company, and Kansas City Power & Light.
LAKE ROAD: A 257-megawatt generating facility, owned and operated by St. Joseph Light & Power Company, that burns a mix of coal and other fuels, and is located in St. Joseph, Missouri.

FINANCIAL TERMINOLOGY:
BASIC EARNINGS PER SHARE (EPS): The company's net income divided by the average number of common shares outstanding.
DILUTED EARNINGS PER SHARE: A measure of the company's earnings per share given the effect of all potential common shares that were dilutive and outstanding during the period. Potential common shares are securities (such as options, warrants, convertible preferred stock, etc.) that do not have a current right to participate fully in earnings, but could do so in the future by virtue of their option or conversion rights.
BOOK VALUE PER SHARE: The value of each common share of stock after all debts are paid, computed by dividing common equity by the number of common shares outstanding.
DIVIDEND YIELD: Dividends paid per share as a percentage of the market price per share.
MARKET VALUE-TO-BOOK VALUE RATIO: A measure of the market value of a company's common shares compared to the book value per share. This ratio is calculated by dividing the market price per share of common stock by the book value per share.
PAYOUT RATIO: Dividends paid as a percentage of net income. PRICE/EARNINGS RATIO: A measure of the market value of a company's common shares to the earnings per share of common stock. To calculate this ratio, divide the price of a stock by its earnings per share.
RETURN ON AVERAGE COMMON EQUITY: The amount, expressed as a percentage, earned on the company's average common equity for a given period. Dividing net income less preferred and preference dividends by average common equity calculates this ratio.

UNITS OF MEASURE:
BRITISH THERMAL UNIT (Btu): The amount of heat energy necessary to raise the temperature of one pound of water one degree Fahrenheit. A standard unit for measuring thermal energy or heat. KILOWATT (kw): A measure of the rate at which electric energy is generated or consumed.
KILOWATT-HOUR (kwh): A basic unit of electric energy equal to one kilowatt of power supplied to or taken from an electric circuit steadily for one hour. The amount of electricity sold or consumed is measured in kilowatt-hours.
MEGAWATT (mw): A measure of electric power equal to one thousand kilowatts.
MEGAWATT-HOUR (mwh): A unit of electric energy equal to one megawatt of power supplied to or taken from an electric circuit steadily for one hour.
